As filed with the Securities and Exchange Commission on March 9, 2004
Registration No. 333-111515

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

to
Form S-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Santarus, Inc.

(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	2834 (Primary Standard Industrial Classification Code Number)	33-0734433 (I.R.S. Employer Identification Number)

10590 West Ocean Air Drive

Suite 200
San Diego, CA 92130
(858) 314-5700
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Gerald T. Proehl

President and Chief Executive Officer
Santarus, Inc.
10590 West Ocean Air Drive
Suite 200
San Diego, CA 92130
(858) 314-5700
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott N. Wolfe, Esq. Cheston J. Larson, Esq. Adam K. Simpson, Esq. Latham & Watkins LLP 12636 High Bluff Drive, Suite 300 San Diego, California 92130 (858) 523-5400	Frank H. Golay, Esq. Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067 (310) 712-6600

     Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Amount of
Title of Each Class of	Number of Shares	Aggregate Offering	Registration
Securities to be Registered	Registered(1)	Amount(2)	Fee(3)

Common Stock, par value $.0001 per share	8,165,000	$106,145,000	$13,449

(1)	Includes 1,065,000 shares subject to the underwriters’ over-allotment option.

(2)	Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(a) under the Securities Act of 1933.

(3)	$6,877 of the registration fee was previously paid to the Securities and Exchange Commission in connection with the original filing of this registration statement on December 23, 2003.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. The preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	Subject to Completion	March 9, 2004

7,100,000 Shares

Common Stock

   We are selling 7,100,000 shares of our common stock. This is an initial public offering of shares of our common stock. Prior to this offering, there has been no public market for our common stock. We expect that the public offering price will be between $11.00 and $13.00 per share.

   Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SNTS,” subject to official notice of issuance.

   Our business and an investment in our common stock involve significant risks. These risks are described under the caption “Risk Factors” beginning on page 6 of this prospectus.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Initial public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Santarus, Inc.	$	$

   The underwriters may also purchase up to an additional 1,065,000 shares of our common stock from us at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus.

   The underwriters expect to deliver the shares in New York, New York on or about                     , 2004.

SG Cowen	UBS Investment Bank

Thomas Weisel Partners LLC	RBC Capital Markets

PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL DATA
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
BUSINESS
MANAGEMENT
RELATED PARTY TRANSACTIONS
PRINCIPAL STOCKHOLDERS
DESCRIPTION OF CAPITAL STOCK
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INDEX TO FINANCIAL STATEMENTS
REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
BALANCE SHEETS
STATEMENTS OF OPERATIONS
STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)
NOTES TO FINANCIAL STATEMENTS
ITEM 13. Other Expenses of Issuance and Distribution.
ITEM 16. Exhibits and Financial Statement Schedules.
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 1.1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 5.1
EXHIBIT 10.4
EXHIBIT 10.12
EXHIBIT 10.13
EXHIBIT 10.14
EXHIBIT 10.15
EXHIBIT 10.16
EXHIBIT 10.17
EXHIBIT 10.18
EXHIBIT 10.19
EXHIBIT 23.1

i

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read together with, the more detailed information and financial statements and related notes appearing elsewhere in this prospectus. Before you decide to invest in our common stock, you should read the entire prospectus carefully, including the risk factors and the financial statements and related notes included in this prospectus.

Santarus, Inc.

      We are a specialty pharmaceutical company focused on acquiring, developing and commercializing proprietary products for the prevention and treatment of gastrointestinal diseases and disorders. The primary focus of our current efforts is the development and commercialization of next generation proton pump inhibitor, or PPI, products — the most frequently prescribed drugs for the treatment of many upper gastrointestinal, or GI, diseases and disorders. The PPI market, including five delayed-release PPI brands, had U.S. sales of $12.9 billion in 2003, according to IMS Health, an independent pharmaceutical market research firm. Also, according to IMS Health, total U.S. prescriptions for PPIs grew from 86.3 million in 2002 to 95.2 million in 2003 — a 10% increase. We submitted our first new drug application, or NDA, in August 2003 for RapinexTM powder-for-suspension 20mg and our second NDA in February 2004 for Rapinex powder-for-suspension 40mg, which are immediate-release formulations of omeprazole, a widely prescribed PPI currently available for oral use only in delayed-release formulations.

Product Candidates

      Our current three product candidates, Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet, are proprietary immediate-release formulations of omeprazole. These product candidates are intended to treat or prevent a variety of upper GI diseases and disorders including heartburn, gastroesophageal reflux disease, or GERD, erosive esophagitis, or EE, upper GI bleeding and peptic ulcer diseases. PPIs enjoy widespread use due to their potent acid suppression, demonstrated safety and once-a-day dosing. However, all currently marketed PPIs are available for oral use only in delayed-release, enteric-coated formulations. While the enteric coating protects the PPI from acid degradation, it also results in a delay in the onset of action. We believe that our product candidates will provide rapid reduction in gastric acidity, while maintaining a therapeutic effect and duration similar to delayed-release PPIs, and so will be desirable to physicians and patients.

      Our first product candidate, Rapinex powder-for-suspension, is immediate-release omeprazole in a powder-for-suspension formulation which utilizes an antacid instead of an enteric coating to protect the omeprazole from acid degradation. The antacid rapidly neutralizes acid in the esophagus and stomach which allows the immediate release of omeprazole into the bloodstream that we believe will provide rapid reduction in gastric acidity and sustained heartburn relief. The powder-for-suspension formulation may be particularly desirable for hospitalized patients, children and the elderly, who may prefer or require a liquid formulation.

      We submitted our first NDA for Rapinex powder-for-suspension in a 20mg dose in August 2003 and are seeking initial indications for the treatment of heartburn and symptoms related to GERD, treatment and maintenance of healing of EE, and treatment of duodenal ulcer, or DU.

      We submitted our second NDA for Rapinex powder-for-suspension in a 40mg dose in February 2004. This NDA seeks approval for Rapinex powder-for-suspension 40mg for the prevention of upper GI bleeding in critically ill patients and the treatment of gastric ulcers, or GU, and includes data from our pivotal Phase III clinical trial with 359 critically ill patients at approximately 50 sites evaluating Rapinex powder-for-suspension in a 40mg dose and a comparator product for the prevention of upper GI bleeding. No PPI is currently approved for the prevention of upper GI bleeding in critically ill patients.

      Our other two product candidates, Rapinex capsule and Rapinex chewable tablet, are alternative formulations of immediate-release omeprazole. We believe these product candidates will provide many of the same clinical advantages as Rapinex powder-for-suspension with the convenience of a capsule or chewable tablet. We are currently developing formulations of these candidates for use in pivotal pharmacokinetic/pharmacodynamic, or PK/PD, clinical trials that we plan to initiate in 2004. We intend to pursue initial indications for the treatment of heartburn and symptoms associated with GERD, treatment and maintenance of healing of EE, and treatment of DU and GU. If the pivotal PK/PD clinical trials are successful, we believe that we can submit new drug applications seeking approval for our product candidates for these indications without the need to conduct additional clinical trials.

      The following table summarizes certain information regarding our current product candidates:

Product
Candidate	Dose	Potential Indications	Status

Rapinex powder-for- suspension	20mg	Heartburn/ GERD, EE, DU	NDA submitted in August 2003
	40mg	Prevention of Upper GI Bleeding in Critically Ill Patients, GU	NDA submitted in February 2004
Rapinex capsule	20mg/40mg	Heartburn/ GERD, EE, DU, GU	Pivotal PK/PD clinical trials planned to start in 2004
Rapinex chewable tablet	20mg/40mg	Heartburn/ GERD, EE, DU, GU	Pivotal PK/PD clinical trials planned to start in 2004

      We have licensed from the University of Missouri exclusive, worldwide rights to patents and patent applications covering specific formulations of immediate-release PPIs and antacids for treating upper GI diseases and disorders. The initial issued U.S. patents on which our Rapinex product candidates are based expire in July 2016.

      Our management team has substantial experience in product development, manufacturing, clinical development, regulatory affairs and sales and marketing through their participation at other companies in the successful development and commercialization of GI products such as Prilosec®, Tagamet®, Remicade®, Carafate® and Pentasa®. We believe this experience will allow us to successfully build our business, including our commercial organization.

TAP Pharmaceutical Products Agreement

      In June 2002, we entered into a strategic sublicense agreement with TAP Pharmaceutical Products Inc., or TAP, in which we granted TAP the North American rights to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole, TAP’s patented PPI sold under the brand name Prevacid®, and derivatives of lansoprazole. We received an upfront fee of $8.0 million and are entitled to milestone payments which may exceed $100 million and to royalties on any future sales, subject to our obligations to the University of Missouri. In addition, TAP is responsible for all of its product development and commercialization expenses.

      In 2003, sales of Prevacid in North America were approximately $4.0 billion, according to IMS Health. We believe that if TAP successfully develops and commercializes one or more new products based on our licensed patent rights, TAP’s commercialization efforts will, in addition to providing revenue to us, help drive market acceptance of immediate-release PPI products.

Strategy

      Our business strategy is to develop and market proprietary pharmaceutical products for the prevention and treatment of GI diseases and disorders with new formulations, enhanced drug delivery systems or expanded indications that are based on currently marketed products or compounds that have clinically demonstrated safety and efficacy. We believe this business strategy will potentially reduce development and regulatory risks and enhance market acceptance of our products. In order to continue to execute our business strategy, we plan to:

•	expand our commercial organization to include a sales force that promotes our products in the U.S. to the highest-prescribing specialists and primary care physicians treating GI diseases and disorders;

•	partner with companies to further develop and promote our products in the U.S. and internationally; and

•	enhance our product portfolio through internal development, product and patent licensing and strategic acquisitions.

Risks Affecting Us

      Our business is subject to numerous risks as discussed more fully in the section entitled “Risk Factors” immediately following this prospectus summary. We have not received regulatory approval for, or earned commercial revenues from, any of our product candidates. If we do not build our organization or successfully commercialize our product candidates, we will be unable to achieve our business objectives. From inception through December 31, 2003, we had an accumulated deficit of approximately $55.7 million. We expect to continue to incur significant losses over the next several years, and we may never become profitable.

Corporate Information

      We were incorporated in California in December 1996 and reincorporated in Delaware in July 2002. Our principal executive offices are located at 10590 West Ocean Air Drive, Suite 200, San Diego, California 92130 and our telephone number is (858) 314-5700. Our website address is http://www.santarus.com. The information contained in, or that can be accessed through, our website is not part of this prospectus. Unless the context indicates otherwise, as used in this prospectus, the terms “Santarus,” “we,” “us” and “our” refer to Santarus, Inc., a Delaware corporation.

      We have received U.S. and European Union, or EU, trademark registration for our corporate name, Santarus®. We have applied for U.S. and EU trademark registration for RapinexTM and for various other names. All other trademarks, service marks or trade names referred to in this prospectus are the property of their respective owners.

The Offering

Common stock offered	7,100,000 shares

Common stock to be outstanding after this offering	29,421,805 shares

Use of proceeds	We expect to use a majority of the net proceeds from this offering to manufacture and market Rapinex powder-for-suspension 20mg, subject to receipt of regulatory approval, and to build our sales and marketing capabilities. To a lesser extent, we intend to use the net proceeds for clinical trials, regulatory submissions and the development, manufacture and marketing of our other product candidates and new product opportunities and for general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines.

Proposed Nasdaq National Market symbol	SNTS

      The number of shares of common stock to be outstanding after this offering is based on the shares outstanding as of January 31, 2004. This number excludes:

•	2,471,569 shares of our common stock subject to outstanding options under our 1998 stock option plan as of January 31, 2004, having a weighted average exercise price of $2.00 per share;

•	511,351 shares of our common stock reserved for future issuance under our 1998 stock option plan as of January 31, 2004, which shares will be added to the shares to be reserved under our 2004 equity incentive award plan upon the closing of this offering;

•	3,500,000 shares of our common stock to be reserved for future issuance under our 2004 equity incentive award plan, which will become effective upon the closing of this offering;

•	400,000 shares of our common stock to be reserved for future issuance under our employee stock purchase plan, which will become effective upon the closing of this offering; and

•	80,738 shares of our common stock issuable upon exercise of outstanding warrants as of January 31, 2004, having a weighted average exercise price of $5.51 per share.

In addition, except where we state otherwise, the information we present in this prospectus reflects:

•	a 1-for-3.5 reverse stock split that occurred in February 2004;

•	the conversion of all our outstanding preferred stock into 19,740,759 shares of common stock upon the closing of this offering;

•	the adoption of our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the closing of this offering; and

•	no exercise of the underwriters’ over-allotment option.

Summary Financial Data

      The following tables summarize the financial data for our business. For a more detailed explanation of our financial condition and operating results, you should read “Selected Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The pro forma share information included in the statement of operations data has been computed as described in Note 1 to the financial statements. The pro forma as adjusted balance sheet data reflects the balance sheet data at December 31, 2003 adjusted for the conversion of all outstanding shares of preferred stock into 19,740,759 shares of common stock and the receipt of the estimated net proceeds from the sale of the shares of common stock in this offering, at an assumed initial public offering price per share of $12.00, after deducting estimated underwriting discounts and commissions and offering expenses.

	Year Ended December 31,

	2001	2002	2003

	(in thousands except per share data)
Statement of Operations Data:
Sublicense revenue	$—	$8,000	$—
Costs and expenses:
License fees	1,294	1,400	1,000
Research and development	5,672	15,398	13,176
Selling, general and administrative	3,241	6,034	6,548
Stock-based compensation	87	277	2,252

Total costs and expenses	10,294	23,109	22,976

Loss from operations	(10,294)	(15,109)	(22,976)
Interest and other income, net	726	414	465

Net loss	(9,568)	(14,695)	(22,511)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(2,940)
Beneficial conversion of short-term notes payable to related parties	(135)	—	—

Net loss attributable to common stockholders	$(9,703)	$(14,695)	$(25,451)

Basic and diluted net loss per share	$(7.08)	$(9.13)	$(13.71)
Weighted average shares outstanding to calculate basic and diluted net loss per share	1,371	1,610	1,857
Basic and diluted pro forma net loss per share (unaudited)			$(1.30)
Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)			17,335

	As of December 31, 2003

		Pro Forma
	Actual	As Adjusted

		(unaudited)

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$45,648	$122,984
Working capital	42,475	119,811
Total assets	48,188	125,524
Redeemable convertible preferred stock	57,625	—
Total stockholders’ equity (deficit)	(13,751)	121,210

RISK FACTORS

      You should consider carefully the following information about the risks described below, together with the other information contained in this prospectus, before you decide to buy our common stock. If any of the following risks actually occurs, our business, financial condition, results of operations and future growth prospects would likely be materially adversely affected. In these circumstances, the market price of our common stock would likely decline, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business and Industry

We are largely dependent on the success of our initial product candidate, Rapinex powder-for-suspension, and we cannot be certain that Rapinex powder-for-suspension will be approved by the FDA or that we will be able to successfully commercialize this product candidate.

      We have invested a significant portion of our time and financial resources in the development of Rapinex powder-for-suspension. We anticipate that in the near term our ability to generate revenues will depend on the receipt of regulatory approval and successful commercialization of Rapinex powder-for-suspension. The commercial success of Rapinex powder-for-suspension, in turn, will depend on several factors, including the following:

•	our ability to provide acceptable evidence of safety and efficacy;

•	receipt of marketing approval from the Food and Drug Administration, or FDA, and any similar foreign regulatory authorities;

•	establishing commercial-scale manufacturing capabilities and maintaining commercial manufacturing arrangements with third-party manufacturers;

•	building our own targeted sales force and generating commercial sales of the product through our sales force and potentially in collaboration with pharmaceutical companies or contract sales organizations; and

•	acceptance of the product in the medical community and by patients and third-party payors.

      If we fail to commercialize Rapinex powder-for-suspension or are significantly delayed in doing so, we may be unable to generate sufficient revenues to attain profitability and our business, financial condition and results of operations will be materially adversely affected.

Our current and future product candidates may not be approved by the FDA, and any failure or delay associated with our product development and clinical trials or the FDA’s approval of our product candidates would increase our product development costs and time to market.

      We face substantial risks of failure inherent in developing pharmaceutical products. The pharmaceutical industry is subject to stringent regulation by many different agencies at the international, federal and state levels. Our current and future product candidates must satisfy rigorous standards of safety and efficacy before the FDA and any foreign regulatory authorities will approve them for commercial use.

      None of our product candidates has been approved for commercial sale by the FDA. For our Rapinex powder-for-suspension 20mg product candidate, we have completed a pivotal pharmacokinetic/ pharmacodynamic, or PK/PD, clinical trial and submitted a new drug application, or NDA, to the FDA in August 2003. Even though our NDA has been accepted for filing by the FDA, the FDA may request additional information from us, including data from additional clinical trials, and, ultimately, may not grant marketing approval for Rapinex powder-for-suspension 20mg.

      We have also completed a pivotal PK/ PD clinical trial as well as a pivotal Phase III clinical trial for Rapinex powder-for-suspension 40mg, and we submitted an NDA to the FDA in February 2004. Even though our NDA has been submitted to the FDA, there is no guarantee that the NDA will be accepted and approved by the FDA in a timely manner, if at all. For example, the FDA may determine that our single Phase III trial is insufficient to support approval for prevention of upper gastrointestinal, or GI, bleeding in critically ill patients, one of the initial indications that we are seeking for this product candidate, and the FDA may require that we conduct a second Phase III trial or provide other supporting data for this indication. In addition, the FDA requested that we conduct a clinical trial to evaluate the safety of the 40mg dose strength because the maximum blood concentration for this product candidate was higher than that for Prilosec 40mg, the comparator product in the PK/PD trial. We completed enrollment of this clinical trial in December 2003 and are in the process of compiling and analyzing the data for submission to the FDA. Depending on the nature of the data, the FDA may request that we provide additional data. To the extent that the NDAs that we have submitted for our Rapinex powder-for-suspension product candidate are not approved by the FDA, we will be unable to commercialize this product candidate.

      We have initiated pilot PK clinical trials with various formulations of our other two product candidates, Rapinex capsule and Rapinex chewable tablet. Although we plan to initiate pivotal PK/PD clinical trials for both of these product candidates in 2004, we have not yet completed development of, or selected the clinical formulations for, these product candidates.

      Product development is generally a long, expensive and uncertain process. Successful development of our product candidate formulations will depend on many factors, including:

•	our ability to select key components, establish a stable formulation and optimize taste and other sensory characteristics;

•	our ability to develop a formulation that demonstrates our intended safety and efficacy profile; and

•	our ability to transfer to commercial-scale operations and the cost associated with commercial manufacturing.

If we are unable to develop suitable clinical formulations of our Rapinex capsule and Rapinex chewable tablet product candidates or are significantly delayed in doing so, our ability to commercialize these product candidates will be adversely affected.

      Once we have a formulation that we believe is suitable for pivotal clinical testing, it may take us several years to complete our testing, and failure can occur at any stage of testing. These clinical tests must comply with FDA and other applicable regulations. We may encounter delays or rejections based on our inability to enroll enough patients to complete our clinical trials. We may suffer significant setbacks in advanced clinical trials, even after showing promising results in earlier trials. The results of later clinical trials may not replicate the results of prior clinical trials. Based on results at any stage of clinical trials, we may decide to discontinue development of a product candidate. We, or the FDA, may suspend clinical trials at any time if the patients participating in the trials are exposed to unacceptable health risks or if the FDA finds deficiencies in our applications to conduct the clinical trials or in the conduct of our trials. Moreover, not all product candidates in clinical testing will receive timely, or any, regulatory approval.

      Even if clinical trials are completed as planned, their results may not support our assumptions or our product claims. The clinical process may fail to demonstrate that our product candidates are safe for humans or effective for intended uses. Our product development costs will increase and our product revenues will be delayed if we experience delays in testing or regulatory approvals or if we need to perform more or larger clinical trials than planned. In addition, such failures could cause us to abandon a product candidate entirely. If we fail to take any current or future product candidate from the development stage to market, we will have incurred significant expenses without the possibility of generating revenues, and our business will be adversely affected.

Even if the FDA approves our product candidates, the approval will be limited to those indications and conditions for which we are able to show clinical safety and efficacy.

      Any regulatory approval that we may receive for our current or future product candidates will be limited to those diseases and indications for which such product candidates are clinically demonstrated to be safe and effective. In addition to the FDA approval required for new formulations, any new indication to an approved product also requires FDA approval. For example, although we intend to explore the extent to which our Rapinex powder-for-suspension and Rapinex chewable tablet product candidates may be appropriate for pediatric use, we are not currently pursuing regulatory approval for a pediatric indication. If we are not able to obtain FDA approval for a broad range of indications for our product candidates, our ability to effectively market and sell our product candidates may be greatly reduced and our business will be adversely affected.

      While physicians may choose to prescribe drugs for uses that are not described in the product’s labeling and for uses that differ from those tested in clinical studies and approved by the regulatory authorities, our regulatory approvals will be limited to those indications that are specifically submitted to the FDA for review. These “off-label” uses are common across medical specialties and may constitute the best treatment for many patients in varied circumstances. Regulatory authorities in the U.S. generally do not regulate the behavior of physicians in their choice of treatments. Regulatory authorities do, however, restrict communications by pharmaceutical companies on the subject of off-label use. If our promotional activities fail to comply with these regulations or guidelines, we may be subject to warnings from, or enforcement action by, these authorities. In addition, our failure to follow FDA rules and guidelines relating to promotion and advertising may cause the FDA to delay its approval or refuse to approve a product, the suspension or withdrawal of an approved product from the market, recalls, fines, disgorgement of money, operating restrictions, injunctions or criminal prosecution, any of which could harm our business.

Even if we receive regulatory approval for our product candidates, we will be subject to ongoing regulatory review.

      Even if our product candidates are approved for sale by the FDA, we will still be subject to extensive regulation. These regulations will impact many aspects of our operations, including the manufacture, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the products. In addition, the subsequent discovery of previously unknown problems with the product may result in restrictions on the product, including withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, disgorgement of money, operating restrictions and criminal prosecution.

      In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal fines, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor. Our practices may not in all cases meet all of the criteria for safe harbor protection from anti-kickback liability.

      Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn are used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include civil monetary penalties, exclusion of a manufacturer’s products from reimbursement under government programs, criminal fines and imprisonment.

      In addition, as part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. This practice is regulated by the FDA and other governmental authorities, including, in particular, requirements concerning record keeping and control procedures. Any failure to comply with the regulations may result in significant criminal and civil penalties as well as damage to our credibility in the marketplace.

      Because of the breadth of these laws and the narrowness of the safe harbors, it is possible that some of our business activities could be subject to challenge under one or more of such laws. Such a challenge could have a material adverse effect on our business, financial condition and results of operations.

Our resources are currently dedicated to our Rapinex family of product candidates, and we may be unable to expand our product portfolio or integrate new products successfully.

      All of our product development and clinical research activities are currently dedicated to developing our Rapinex product candidates. Because each of the three Rapinex product candidates is derived from the same intellectual property rights licensed from the University of Missouri, each product candidate is vulnerable to substantially the same risks stemming from potential patent invalidity, misappropriation of intellectual property by third parties, reliance upon a third party for patent prosecution and maintenance and unexpected early termination of our license agreement. Similarly, because our current regulatory strategy for our three Rapinex product candidates depends, in part, on the successful filing and acceptance of NDAs under a provision known as Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, any positions taken by the FDA concerning one of our NDAs, or Section 505(b)(2) NDAs in general, could impact any subsequent NDAs we may submit. To date, we have submitted only two Section 505(b)(2) NDAs, which apply to Rapinex powder-for-suspension 20mg and 40mg. Our ability to successfully commercialize our Rapinex product candidates could also be jeopardized by the emergence of a single competitive product that exhibits greater efficacy, more rapid onset of action or other benefits relative to our product candidates. Furthermore, to the extent one of our Rapinex product candidates fails to gain market acceptance, it may be more difficult for us to generate sufficient credibility with physicians and patients to commercialize our other Rapinex product candidates.

      Our success will depend in part on our ability to develop and commercialize future product candidates based on different technology than the technology on which the Rapinex product candidates are based. Our internal development efforts will be time-consuming and expensive and may not be successful in developing new product candidates. We may not be able to identify appropriate licensing or acquisition opportunities to diversify our pipeline of product candidates. Even if we identify an appropriate candidate, competition for it may be intense. We may not be able to successfully negotiate the terms of a license or acquisition agreement on commercially acceptable terms. The negotiation of agreements to obtain rights to additional products or to acquire companies or their products or product lines could divert our management’s time and resources from other elements of our existing business. Moreover, we may be unable to finance the licensing or other acquisition of a new product or an acquisition target. If we issue shares of our common stock in one or more significant acquisitions, our stockholders could suffer significant dilution of their ownership interests. We might also incur debt or experience a decrease in cash available for our operations, or incur contingent liabilities and amortization expenses relating to identifiable intangible assets, in connection with any future acquisitions.

      Even if we can develop or acquire new products, our growth and acquisition strategy depends upon the successful integration of licensed or acquired products or companies with our existing product candidates and business. Any failure of this integration process could delay new product development and introduction, impair our ability to market and sell our products and adversely affect our reputation.

Our regulatory strategy currently depends upon a provision of the Federal Food, Drug and Cosmetic Act that is the subject of litigation that may have the effect of delaying or preventing the regulatory approval of our product candidates.

      Our current regulatory strategy relies upon Section 505(b)(2) of the Federal Food, Drug and Cosmetic Act, which permits the filing of an NDA where at least some of the information required for product approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. Over the last few years, certain pharmaceutical companies and others have filed citizen petitions objecting to the FDA’s interpretation of Section 505(b)(2). In addition, in November 2003, Pfizer Inc. sued the FDA in the U.S. District Court for the District of Columbia to challenge the FDA’s approval of a Section 505(b)(2) NDA for a product that is a modified version of one of Pfizer’s currently marketed drugs. In this action, Pfizer alleges that the FDA improperly relied upon studies in Pfizer’s NDA to approve the competitor’s product. If Pfizer prevails in this lawsuit, the FDA may be required to change its interpretation of Section 505(b)(2), which could delay or even prevent the FDA from approving the two NDAs that we have submitted to date with respect to our Rapinex powder-for-suspension product candidate, as well as any other Section 505(b)(2) NDAs that we may submit for our other Rapinex product candidates. Recently, the FDA announced that it was staying approval of the Section 505(b)(2) NDA at issue in the Pfizer case to conduct a reevaluation of the application. The FDA also filed a motion for a stay of the Pfizer lawsuit pending the completion of this reevaluation.

      Although we are not directly involved in the Pfizer litigation, if we are unable to rely upon Section 505(b)(2) as a result of a determination in that matter or any other action by the FDA that alters its interpretation of Section 505(b)(2), we may be required to negotiate rights of reference with certain NDA holders, including AstraZeneca PLC, or conduct preclinical or additional clinical studies before we could commercialize our product candidates. Any obligation to conduct preclinical or additional clinical trials would result in increased costs and delay the commercialization of our product candidates. If we were to pursue obtaining rights of reference, these NDA holders would have no obligation to grant any rights to us, and we may be unable to enter into agreements with them on a timely basis or on commercially acceptable terms.

The market for the GI pharmaceutical industry is intensely competitive and many of our competitors have significantly more resources and experience, which may limit our commercial opportunity.

      The pharmaceutical industry is intensely competitive, particularly in the GI field, where currently marketed products are well-established and successful. Competition in our industry occurs on a variety of fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at lower cost and developing new products to provide benefits superior to those of existing products. In addition, our ability and that of our competitors to compete in our industry will depend upon our and their relative abilities to obtain and maintain intellectual property protection for products and product candidates.

      Many of our competitors are large, well-established companies in the pharmaceutical field. Our competitors include, among others, AstraZeneca, TAP Pharmaceutical Products Inc., Wyeth, Altana, Eisai Co. Ltd., Johnson & Johnson, Axcan Pharma Inc., Ferring Pharmaceuticals A/S, Merck & Co., Inc., Novartis AG, Pfizer, Salix Pharmaceuticals, Inc., Shire Pharmaceuticals Group plc and The Procter & Gamble Company. Many of these companies already offer products in the U.S. and Europe that target GERD and other GI diseases and disorders that we intend to target. Given our relatively small size and the entry of our new products into a market characterized by well-established drugs, we may not be able to compete effectively.

      In addition, many of our competitors, either alone or together with their collaborative partners, may have significantly greater experience in:

•	developing drugs;

•	undertaking preclinical testing and human clinical trials;

•	obtaining FDA and other regulatory approvals of drugs;

•	formulating and manufacturing drugs; and

•	launching, marketing, distributing and selling drugs.

      As a result, they may have a greater ability to undertake more extensive research and development, marketing and pricing policy programs. Many of these companies may succeed in developing products earlier than we do, completing the regulatory process and showing safety and efficacy of product candidates more rapidly than we do or developing products that are more effective than our product candidates. Further, the products they develop may be based on new and different technology that may involve faster mechanisms of action than our product candidates or exhibit other benefits relative to our product candidates.

      These companies may also have significantly greater financial and other resources than we do. They may invest significant amounts in advertising and marketing their products, including through television and other direct-to-consumer methods. It is possible that our competitors may be able to reduce their cost of production so that they can aggressively price their products and secure a greater market share to our detriment. Our competitors may also be able to attract and retain qualified personnel and to secure capital resources more effectively than we can. Any of these events could adversely affect our business.

Our product candidates will compete with many other drug products focused on upper GI diseases and disorders which could put downward pressure on pricing and market share and limit our ability to generate revenues.

      Our Rapinex product candidates will compete with many prescription and over-the-counter, or OTC, products, including:

Prescription Products:

•	PPIs: AstraZeneca’s Prilosec and Nexium®, TAP’s Prevacid, Wyeth’s and Altana’s Protonix® and Johnson & Johnson’s and Eisai’s Aciphex®, among others; and

•	H2-receptor antagonists: Merck’s Pepcid®, GlaxoSmithKline’s Zantac® and Tagamet and Reliant’s Axid®, among others.

Over-the-Counter Products:

•	PPIs: Procter & Gamble’s Prilosec OTCTM;

•	H2-receptor antagonists: Pfizer’s Zantac®, GlaxoSmithKline’s Tagamet and Johnson & Johnson’s and Merck’s Pepcid® AC and Pepcid® Complete, among others; and

•	Antacids: Johnson & Johnson’s Mylanta®, Merck’s Maalox® and GlaxoSmithKline’s Gaviscon® and Tums®, among others.

      In addition, Novartis recently announced that it plans to combine Zelnorm®, a motility agent, with a PPI and various other companies are developing other motility agents as well as reversible acid inhibitors, cytoprotective compounds and new PPIs. We may be required to compete with these or other new products that have greater efficacy, faster onset of action or other benefits relative to our product candidates.

      Many of the currently marketed competitive products are available in generic formulations. For example, there are three generic delayed-release omeprazole products currently in the U.S. market and we anticipate that additional generic delayed-release omeprazole makers will enter the market. The existence of generic delayed-release omeprazole products could make it more difficult for our Rapinex product candidates to gain market share and could cause prices for PPIs to drop, each of which could adversely affect our business. In addition, with the recent introduction of Prilosec as an OTC product, PPIs will be much more readily available, which could cause the prices of prescription PPIs to drop.

We are dependent on our sublicense agreement with TAP Pharmaceutical Products Inc. as a source of near-term revenue.

      In June 2002, we entered into a sublicense agreement with TAP Pharmaceutical Products Inc., or TAP, granting TAP the right to develop one or more products based on its lansoprazole PPI product and derivatives of lansoprazole. The amount of revenues from this agreement in the future are uncertain and primarily tied to TAP’s success in developing a commercial product, over which we have no control. Under the terms of the agreement, TAP has the right to discontinue its development efforts and terminate the agreement without cause by giving us 60 days prior written notice. In August 2003, we initiated an alternative dispute resolution proceeding against TAP under the terms of the sublicense agreement. In this proceeding, we have asserted that TAP owes us $10 million in connection with the achievement of a development milestone. TAP’s position is that the milestone has not yet been achieved. The losing party in the proceeding will be responsible for paying for the fees and expenses of the neutral arbitrator and the fees and expenses of the prevailing party (including expert witness fees and expenses). Even if we do not prevail, we would still be entitled to the milestone payment from TAP if and when TAP achieves the development milestone. However, in the event that TAP does not continue developing products based on the licensed technology, our near-term revenues would be adversely affected.

      To the extent that TAP successfully develops products based on our licensed technology, those products will compete directly with our development, marketing and sales efforts. Because TAP’s lansoprazole PPI product is a well-established product and TAP has greater financial and other resources than we do, TAP may be able to develop its product more rapidly and market its product more extensively than we can. As a result, we may not be able to compete successfully with TAP and our ability to gain market share and revenue for our Rapinex product candidates could be adversely affected.

We are in the process of establishing our sales and marketing capabilities and we will need to recruit marketing and sales personnel and build a marketing and sales infrastructure to successfully commercialize our Rapinex product candidates and any other product candidates that we develop, acquire or license.

      We do not have any approved products, and thus have no experience in marketing or selling products. We are in the process of expanding our commercial organization to include the development of a sales force targeting specialists and primary care physicians treating GI diseases and disorders in the U.S. We currently have only 20 employees in our sales and marketing organization. In preparation for the potential launch of our first product candidate, we plan to build a field sales organization comprised of approximately 230 sales representatives who will target high-prescribing gastroenterologists and primary care physicians and other high prescribing specialists treating GI diseases and disorders. In order to cover all of the key PPI-prescribing physicians at the same level of reach and frequency as the other branded PPI companies, we would need to significantly expand our sales force beyond this level or partner with a company with a substantial primary care sales organization.

      We expect to hire professional recruiting and search firms to help us hire the desired number of sales representatives and build the remainder of our sales organization. However, competition for quality sales and marketing personnel is intense. In addition, new employees, particularly new sales and marketing employees, will require training and education concerning our products. Even if we are able to successfully build a sales force, we will incur significant additional expenses associated with the recruitment, training and compensation of our new sales representatives. We may not be successful in attracting or retaining qualified sales and marketing personnel. As a result, we may not be able to build a sales force of sufficient size or quality to effectively market our current or future product candidates.

      Even if we determine to pursue a relationship with a pharmaceutical company or contract sales organization to facilitate our sales efforts, we may not be able to identify pharmaceutical companies or contract sales organizations with adequate sales capabilities. Even if we identify potential pharmaceutical companies or contract sales organizations, we may not be able to enter into agreements with these entities on commercially reasonable terms, or at all. To the extent that we enter into any such arrangements with third parties, any revenues we receive from sales of our products in those markets will depend upon the efforts of such third parties, which in many instances will not be within our control. If we are unable to effectively establish an arrangement to market our products more broadly than we can through our internal sales force, our business could be adversely affected.

We do not currently have any manufacturing or distribution facilities and instead rely on third-party manufacturers.

      We have no manufacturing or distribution facilities. We will rely on third-party manufacturers to provide us an adequate and reliable supply of our products on a timely basis. Our manufacturers must comply with U.S. regulations, including the FDA’s current good manufacturing practices and any foreign regulations applicable to the manufacturing processes related to pharmaceutical products, and their facilities must be inspected and approved by the FDA and other regulatory agencies as part of their business. In addition, because many of our key manufacturers are located outside of the U.S., they must also comply with applicable foreign laws and regulations. We will have limited control over the FDA compliance of our third-party manufacturers. If any of our manufacturers fail to meet the FDA’s pre-approval inspection requirements for our product candidates, the approval of our product candidates could be delayed while the manufacturer addresses the FDA’s concerns or require the identification and the FDA’s approval of a new supplier. This could result in significant delays before manufacturing of our product candidates can begin, which in turn would delay commercialization of our product candidates.

      We rely on a single third-party manufacturer located outside of the U.S., Patheon Inc., for the supply of our initial product candidate, Rapinex powder-for-suspension, and we are obligated under our supply agreement to purchase a significant portion of our requirements of this product candidate from Patheon. We also currently rely on a single third-party supplier located outside of the U.S., Union Quimico Farmaceutica, S.A., or Uquifa, for the supply of omeprazole, which is the active pharmaceutical ingredient in our product candidates. We are obligated under our supply agreement with Uquifa to purchase all of our requirements of omeprazole from this supplier. Any significant problem that either of our sole source suppliers experiences could result in a delay or interruption in the supply to us until that supplier cures the problem or until we locate an alternative source of supply. Although alternative sources of supply exist, any new supplier of products or active pharmaceutical ingredients would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacturing such products or ingredients. The FDA may require us to conduct additional clinical trials and provide additional information concerning any new supplier. Obtaining the necessary FDA approvals or other qualifications under applicable regulatory requirements and ensuring non-infringement of third party intellectual property rights could result in a significant interruption of supply and could require the new supplier to bear significant additional costs which may be passed on to us. In addition, we have not entered into commercial supply agreements for our Rapinex capsule or Rapinex chewable tablet product candidates and may not be able to establish or maintain commercial manufacturing arrangements for these product candidates on commercially reasonable terms.

If we are unable to manufacture our product candidates on a commercial basis, our commercialization efforts will be materially harmed.

      We have not yet completed preparing for commercial-scale manufacturing of our Rapinex powder-for-suspension product candidate. Although we have established stability of Rapinex powder-for-suspension 20mg on the packaging equipment used by our supplier to manufacture the product candidate for our clinical trials and NDA registration lots, we are currently working with our supplier to validate the manufacturing process and establish stability on larger-scale packaging equipment located at a different facility. We will need to undertake similar activities in connection with Rapinex powder-for-suspension 40mg, as well as prepare generally in the future for commercial-scale manufacturing of our Rapinex capsule and Rapinex chewable tablet product candidates, which are still in the formulation development stage.

      Any problems or delays we experience in preparing for commercial-scale manufacturing may result in a delay in FDA approval of the product candidate or may impair our ability to manufacture commercial quantities, which would adversely affect our business. While we believe we ultimately could redesign our manufacturing processes or identify alternative suppliers in response to scale-up problems, it could take significant time to do so, and our product candidates may not be available from alternate manufacturers at favorable prices.

Our reliance on third-party clinical investigators and clinical research organizations may result in delays in completing, or a failure to complete, clinical trials if they fail to comply with regulatory requirements or perform under our agreements with them.

      As an integral component of our clinical development program, we engage clinical investigators and clinical research organizations, or CROs, to enroll patients and conduct and manage our clinical studies and to assist us in guiding product candidates through the FDA review and approval process. Because we presently engage and intend to continue to engage CROs to help us conduct and manage our clinical trials, many key aspects of this process have been and will be out of our direct control. If the CROs and other third parties that we rely on for patient enrollment and other portions of our clinical trials fail to perform the clinical trials in a satisfactory manner and in compliance with applicable U.S. and foreign regulations, or fail to perform their obligations under our agreements with them, we could face significant delays in completing our clinical trials. For example, the FDA has inspected and will continue to inspect certain of our CROs’ operations and trial procedures and issue notices of any observations of failure to comply with FDA-approved good clinical practices and other regulations. If our CROs are unable to respond to such notices of observations in a satisfactory manner or otherwise resolve any issues identified by the FDA or other regulatory authorities, we may be unable to use the data gathered at those sites. To the extent a single CRO conducts clinical trials for us for multiple product candidates, the CRO’s failure to comply with U.S. and foreign regulations could negatively impact each of the trials. If these clinical investigators and CROs do not carry out their contractual duties or obligations or fail to meet expected deadlines, or if the quality or accuracy of the clinical data they obtain is compromised due to their failure to adhere to our clinical protocols or for other reasons, our clinical trials may be extended, delayed or terminated, and we may be unable to obtain regulatory approval for or successfully commercialize our product candidates.

Our product candidates could be rendered obsolete by technological change and medical advances which would materially affect the performance of our business.

      Our product candidates may be rendered obsolete or uneconomical by the development of medical advances to treat the conditions that they address. The treatment of GI diseases and disorders is the subject of active research and development by many potential competitors, including major pharmaceutical companies, specialized biotechnology firms, universities and other research institutions. While we will seek to expand our technological capabilities to remain competitive, research and development by others may render our technology or product candidates obsolete or noncompetitive or result in treatments or cures superior to any therapy we developed. Technological advances affecting costs of production also could adversely affect our ability to sell products.

Failure of any of our current and future product candidates to achieve and maintain market acceptance would seriously impair our ability to reach profitability.

      Assuming we can successfully develop our current and future product candidates and obtain required regulatory approvals, our commercial success will depend upon acceptance of our current and future product candidates by the medical community, particularly gastroenterologists, pediatric gastroenterologists and primary care physicians, as well as patients. We plan to engage in extensive advertising, educational programs or other means to successfully market our products, which will increase our costs significantly. We will also need to gain the acceptance of third-party payors. Market acceptance will depend upon several factors, including:

•	our ability to differentiate our products from products offered by our competitors;

•	the prevalence and severity of any adverse side effects;

•	availability of alternative treatments;

•	pricing and cost effectiveness;

•	relative convenience and ease of administration;

•	taste and other sensory characteristics of our products;

•	effectiveness of our or any collaborators’ sales and marketing strategy; and

•	our ability to obtain sufficient third-party insurance coverage or reimbursement.

      In addition, even if our products achieve market acceptance, we may not be able to maintain that market acceptance over time if new products or technologies are introduced that are more favorably received than our products, are more cost-effective or otherwise render our products obsolete.

If we are unable to obtain favorable reimbursement for our product candidates, their commercial success may be severely hindered.

      Our ability to sell our future products may depend in large part on the extent to which reimbursement for the costs of our products is available from government entities, private health insurers, managed care organizations and others. Third-party payors are increasingly attempting to contain their costs. We cannot predict actions third-party payors may take, or whether they will limit the coverage and level of reimbursement for our products or refuse to provide any coverage at all. Reduced or partial reimbursement coverage could make our products less attractive to patients, suppliers and prescribing physicians and may not be adequate for us to maintain price levels sufficient to realize an appropriate return on our investment in our product candidates or compete on price.

      In some cases, insurers and other healthcare payment organizations try to encourage the use of less expensive generic brands and OTC products through their prescription benefits coverage and reimbursement policies. These organizations may make the generic alternative more attractive to the patient by providing different amounts of reimbursement so that the net cost of the generic product to the patient is less than the net cost of a prescription brand product. Aggressive pricing policies by our generic product competitors and the prescription benefits policies of insurers could have a negative effect on our product revenues and profitability.

      Many managed care organizations negotiate the price of medical services and products and develop formularies for that purpose. Exclusion of a product from a formulary can lead to its sharply reduced usage in the managed care organization patient population. If our products are not included within an adequate number of formularies or adequate reimbursement levels are not provided, or if those policies increasingly favor generic or OTC products, our market share and gross margins could be negatively affected, as could our overall business and financial condition.

      The competition among pharmaceutical companies to have their products approved for reimbursement may also result in downward pricing pressure in the industry or in the markets where our products will compete. We may not be successful in any efforts we take to mitigate the effect of a decline in average selling prices for our products. Any decline in our average selling prices would also reduce our gross margins.

      In addition, managed care initiatives to control costs may influence primary care physicians to refer fewer patients to gastroenterologists and other specialists. Reductions in these referrals could have a material adverse effect on the size of our potential market and increase costs to effectively promote GI products.

We are subject to new legislation, regulatory proposals and managed care initiatives that may increase our costs of compliance and adversely affect our ability to market our products, obtain collaborators and raise capital.

      There have been a number of legislative and regulatory proposals aimed at changing the healthcare system and pharmaceutical industry, including reductions in the cost of prescription products and changes in the levels at which consumers and healthcare providers are reimbursed for purchases of pharmaceutical products. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 was recently enacted. This legislation provides a new Medicare prescription drug benefit beginning in 2006 and mandates other reforms. Although we cannot predict the full effects on our business of the implementation of this new legislation, it is possible that the new benefit, which will be managed by private health insurers, pharmacy benefit managers and other managed care organizations, will result in decreased reimbursement for prescription drugs, which may further exacerbate industry-wide pressure to reduce the prices charged for prescription drugs. This could harm our ability to market our products and generate revenues. It is also possible that other proposals will be adopted. As a result of the new Medicare prescription drug benefit or any other proposals, we may determine to change our current manner of operation, provide additional benefits or change our contract arrangements, any of which could harm our ability to operate our business efficiently, obtain collaborators and raise capital.

We will need to obtain FDA approval of our proposed Rapinex product name and any other brand names under which we plan to market our products and any failure or delay associated with such approval may adversely impact our business.

      Any name we intend to use for our product candidates will require approval from the FDA regardless of whether we have secured a formal trademark registration from the PTO. The FDA typically conducts a rigorous review of proposed product names, including an evaluation of potential for confusion with other product names. The FDA may also object to a product name if it believes the name inappropriately implies medical claims. In connection with our initial NDA submission for Rapinex powder-for-suspension 20mg, the FDA has indicated to us that it objects to our use of the Rapinex name for our product candidates. We intend to respond to the objection in an effort to preserve the name and the resources we have already devoted to the Rapinex trademark registration. However, we may not prevail or we may determine to adopt an alternative name for our initial product candidates in the interest of time or for other reasons. If we adopt an alternative name, we would lose the benefit of our existing trademark applications for Rapinex and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable U.S. and EU trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. We may be unable to build a successful brand identity for a new trademark in a timely manner or at all, which would limit our ability to commercialize our product candidates.

If we are unable to attract and retain key personnel, our business will suffer.

      We are a small company and currently only have 70 employees. Our success depends on our continued ability to attract, retain and motivate highly qualified management, scientific and clinical, business development and sales and marketing personnel. We may not be able to recruit and retain qualified personnel, particularly for senior clinical and sales and marketing positions, in the future due to intense competition for personnel among pharmaceutical businesses, and the failure to do so could have a significant negative impact on our future product revenues and business results.

      Our success depends on a number of key management and technical personnel, particularly Gerald T. Proehl, our President and Chief Executive Officer. We do not have employment agreements with any of our senior management, and we cannot assure you that we will be able to retain their services. We are not aware of any present intention of these individuals to leave our company. In addition, although we have a “key person” insurance policy on Mr. Proehl, we do not have “key person” insurance policies on any of our other employees that would compensate us for the loss of their services. If we lose the services of one or more of these individuals, replacement could be difficult and may take an extended period of time and could impede significantly the achievement of our research and development and other business objectives.

We will need to increase the size of our organization, and we may encounter difficulties managing our growth, which could adversely affect our results of operations.

      We expect to experience rapid and significant growth in the number of our employees and the scope of our operations. For example, we currently have only 20 employees in our sales and marketing organization, and we expect to hire a sales force of approximately 230 individuals prior to the expected launch of Rapinex powder-for-suspension 20mg. This growth and expansion is expected to place a significant demand on our financial, managerial and operational resources. Our ability to manage such growth effectively will depend upon our ability to broaden our management team and our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational, management information and financial control systems and to expand, train and manage our employee base. Our inability to manage growth effectively could cause our operating costs to grow even faster than we are currently anticipating.

We face a risk of product liability claims and may not be able to obtain adequate insurance.

      Our business exposes us to potential liability risks that may arise from the clinical testing of our product candidates and the manufacture and sale of any approved products. These risks will exist even with respect to those product candidates that are approved for commercial sale by the FDA and manufactured in facilities licensed and regulated by the FDA. Any product liability claim or series of claims brought against us could significantly harm our business by, among other things, reducing demand for our products, injuring our reputation and creating significant adverse media attention and costly litigation. Plaintiffs have received substantial damage awards in some jurisdictions against pharmaceutical companies based upon claims for injuries allegedly caused by the use of their products. Any judgment against us that is in excess of our insurance policy limits would have to be paid from our cash reserves, which would reduce our capital resources. Although we have clinical trial liability insurance with a coverage limit of $5 million, this coverage may prove to be inadequate. Furthermore, we cannot be certain that our current insurance coverage will continue to be available, or that increased coverage, which will be necessary if we are able to commercialize our products, will be available in the future on reasonable terms, if at all. Further, we may not have sufficient capital resources to pay a judgment, in which case our creditors could levy against our assets, including our intellectual property.

Risks Related to Our Financial Results and Need for Financing

We have incurred significant operating losses since our inception, and we expect to incur significant additional operating losses and may not achieve profitability.

      The extent of our future operating losses and the timing of profitability are highly uncertain, and we may never achieve profitability. We have been engaged in developing drugs and have consistently generated operating losses since our inception in December 1996. Our product development and clinical activities will require significant expenditures. We have no products that have been approved for marketing or that have generated any commercial revenues. As of December 31, 2003, we had an accumulated deficit of approximately $55.7 million. We expect to continue to incur additional operating losses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we continue our product development and clinical research programs. Even if one or more of our product candidates is approved for commercial sale, we anticipate incurring significant costs in the near term associated with commercializing the product, including costs related to establishing our commercial sales force.

Our quarterly financial results are likely to fluctuate significantly because our sales prospects are uncertain.

      Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period, particularly because we do not have any approved products and therefore our sales prospects are uncertain. The level of our revenues, if any, and results of operations at any given time will be based primarily on the following factors:

•	changes in our ability to obtain FDA approval for our product candidates;

•	results of our clinical trials;

•	timing of new product offerings, acquisitions, licenses or other significant events by us or our competitors;

•	regulatory approvals and legislative changes affecting the products we may offer or those of our competitors;

•	our ability to establish and maintain a productive sales force;

•	demand and pricing of products we may offer;

•	physician and patient acceptance of our products;

•	levels of third-party reimbursement for our products;

•	interruption in the manufacturing or distribution of our products; and

•	the effect of competing technological and market developments.

      Until we obtain FDA approval for any of our product candidates, we cannot begin to market or sell them. As a result, it will be difficult for us to forecast demand for our products with any degree of certainty. In addition, we will be increasing our operating expenses as we build our commercial capabilities. Accordingly, we may experience significant, unanticipated quarterly losses. Because of these factors, our operating results in one or more future quarters may fail to meet the expectations of securities analysts or investors, which could cause our stock price to decline significantly.

Our short operating history makes it difficult to evaluate our business and prospects.

      We were incorporated in December 1996 and have only been conducting operations with respect to our Rapinex family of product candidates since January 2001. Our operations to date have been limited to organizing and staffing our company, acquiring, developing and securing our technology and undertaking product development and clinical trials for a limited number of product candidates. We have not yet demonstrated an ability to obtain regulatory approval for or successfully commercialize a product candidate. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a history of successfully developing and commercializing products.

We will need to raise additional funds to pursue our growth strategy or continue our operations and we may be unable to raise capital when needed.

      We believe that the net proceeds from this offering, together with our current cash, cash equivalents and short-term investments, will be sufficient to fund our operations for at least the next 12 months. However, we will need to raise additional funds to finance our operations, complete planned clinical trials or obtain FDA approval of our product candidates, continue product development, expand our sales and marketing capabilities and exploit attractive business opportunities. Until we can generate significant continuing revenues, we expect to satisfy our future cash needs through public or private equity offerings, debt financings and collaboration, licensing and other similar arrangements. We cannot be certain that additional funding will be available to us on acceptable terms, or at all. To the extent that we raise additional capital by issuing equity securities, our stockholders’ ownership will be diluted. Any debt financing we enter into may involve covenants that restrict our operations. In addition, if we raise additional funds through collaboration, licensing or other similar arrangements, it may be necessary to relinquish potentially valuable rights to our potential products or proprietary technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available on terms acceptable to us at that time, our ability to achieve profitability or to respond to competitive pressures would be significantly limited.

We are recording non-cash compensation expense that may result in an increase of our net losses for a given period.

      Stock-based compensation represents an expense associated with the recognition of the difference between the deemed fair value of common stock at the time of an option grant or stock issuance and the option exercise price or price paid for the stock. Stock-based compensation is amortized over the vesting period of the option or issuance. At December 31, 2003, deferred stock-based compensation related to option grants and stock issuances to our employees totaled $8.6 million, which will be amortized to expense on an accelerated basis as the options or stock are earned, generally over a period of four or five years. Also, we have granted options to consultants which, for compensation purposes, must be remeasured at each reporting date during the vesting period. This remeasurement and the corresponding effect on the related expense may result in an increase in our net losses for a given period.

Risks Related to Our Intellectual Property and Potential Litigation

The protection of our intellectual property rights is critical to our success and any failure on our part to adequately secure such rights would materially affect our business.

      Patents. Our commercial success will depend in part on the patent rights we have licensed or will license and on patent protection for our own inventions related to the product candidates that we intend to market. Our success also depends on maintaining these patent rights against third-party challenges to their validity, scope or enforceability. Our patent position is subject to the same uncertainty as other biotechnology and pharmaceutical companies. For example, the U.S. Patent and Trademark Office, or PTO, or the courts may deny, narrow or invalidate patent claims, particularly those that concern biotechnology and pharmaceutical inventions.

      We may not be successful in securing or maintaining proprietary or patent protection for our product candidates, and protection that we do secure may be challenged and possibly lost. Our competitors may develop products similar to ours using methods and technologies that are beyond the scope of our intellectual property rights. Other drug companies may be able to develop generic versions of our products if we are unable to maintain our proprietary rights. For example, although we believe that we have valid patent protection in the U.S. for our product candidates until at least 2016, it is possible that generic drug makers will attempt to introduce generic immediate-release omeprazole products similar to ours prior to the expiration of our patents. Any patents related to our Rapinex product candidates will be method and/or formulation patents and will not protect the use of the active pharmaceutical ingredient outside of the formulations described in the patents and patent applications licensed to us. In addition, our competitors or other third parties, including generic drug companies, may challenge the scope, validity or enforceability of our patent claims. As a result, these patents may be narrowed in scope or invalidated and may fail to provide us with any market exclusivity or competitive advantage even after our investment of significant amounts of money. We also may not be able to protect our intellectual property rights against third-party infringement, which may be difficult to detect. If we become involved in any dispute regarding our intellectual property rights, regardless of whether we prevail, we could be required to engage in costly, distracting and time-consuming litigation that could harm our business.

      To date, four U.S. patents have been issued relating to technology we license from the University of Missouri and several U.S. and international or foreign counterpart patent applications are pending. The initial U.S. patent from the University of Missouri does not have corresponding international or foreign counterpart applications and there can be no assurance that we will be able to obtain foreign patent rights to protect our products. We consult with the University of Missouri in its pursuit of the patent applications that we have licensed, but the University of Missouri remains primarily responsible for prosecution of the applications. We cannot control the amount or timing of resources that the University of Missouri devotes on our behalf. It may not assign as great a priority to prosecution of patent applications relating to technology we license as we would if we were undertaking such prosecution ourselves. As a result of this lack of control and general uncertainties in the patent prosecution process, we cannot be sure that any additional patents will ever be issued.

      Trade Secrets and Proprietary Know-how. We also rely upon unpatented proprietary know-how and continuing technological innovation in developing our product candidates. Although we require our employees, consultants, advisors and current and prospective business partners to enter into confidentiality agreements prohibiting them from disclosing or taking our proprietary information and technology, these agreements may not provide meaningful protection for our trade secrets and proprietary know-how. Further, people who are not parties to confidentiality agreements may obtain access to our trade secrets or know-how. Others may independently develop similar or equivalent trade secrets or know-how. If our confidential, proprietary information is divulged to third parties, including our competitors, our competitive position in the marketplace will be harmed and our ability to successfully penetrate our target markets could be severely compromised.

      Trademarks. Our trademarks will be important to our success and competitive position. We have received U.S. and EU trademark registration for our corporate name, Santarus®, and we have applied for U.S.

and EU trademark registration for Rapinex, and for various other names. However, there is no guarantee we will be able to secure any of our trademark registrations with the PTO or comparable foreign authorities. For example, our application for the trademark Rapinex has been opposed in the EU, and we have opposed a biotechnology company’s applications for the marks “Santaris” and “Santaris Pharma” in the EU.

      If we do not adequately protect our rights in our various trademarks from infringement, any goodwill that has been developed in those marks would be lost or impaired. We could also be forced to cease using any of our trademarks that are found to infringe upon the trademark or service mark of another company, and, as a result, we could lose all the goodwill which has been developed in those marks and could be liable for damages caused by any such infringement.

Our Rapinex product candidates depend on technology licensed from the University of Missouri and any loss of our license rights would harm our business and seriously affect our ability to market our products.

      Each of our Rapinex product candidates is based on patented technology and technology for which patent applications are pending that we have exclusively licensed from the University of Missouri. A loss or adverse modification of our technology license from the University of Missouri would materially harm our ability to develop and commercialize our current product candidates, Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet, and other product candidates based on that licensed technology that we may attempt to develop or commercialize in the future.

      The licenses from the University of Missouri expire in each country when the last patent for licensed technology expires in that country and the last patent application for licensed technology in that country is abandoned. In addition, our rights under the University of Missouri license are subject to early termination under specified circumstances, including our material and uncured breach of the license agreement or our bankruptcy or insolvency. Further, we are required to use commercially reasonable efforts to develop and sell products based on the technology we licensed from the University of Missouri to meet market demand. If we fail to meet these obligations in specified countries, after giving us an opportunity to cure the failure, the University of Missouri can terminate our license or render it nonexclusive with respect to those countries. To date, we believe we have met all of our obligations under the University of Missouri agreement. However, in the event that the University of Missouri is able to terminate the license agreement for one of the reasons specified in the license agreement, we would lose our rights to develop, market and sell our current Rapinex product candidates and we would not be able to develop, market and sell future product candidates based on those licensed technologies. We would also lose the right to receive potential milestone and royalty payments from TAP based on its development of products under our sublicense to TAP of the University of Missouri technology.

Our ability to market our products is subject to the intellectual property rights of third parties.

      The product candidates we currently intend to market, and those we may market in the future, may infringe patent and other rights of third parties. In addition, our competitors, many of which have substantially greater resources than us and have made significant investments in competing technologies or products, may seek to apply for and obtain patents that will prevent, limit or interfere with our ability to make, use and sell products either in the U.S. or international markets. Intellectual property litigation in the pharmaceutical industry is common, and we expect this to continue. In particular, intellectual property litigation among companies targeting the treatment of upper GI diseases and disorders is particularly common and may increase due to the large market for these products.

      We submitted an NDA for Rapinex powder-for-suspension 20mg in August 2003 and for Rapinex powder-for-suspension 40mg in February 2004, and intend to submit NDAs for our Rapinex capsule and Rapinex chewable tablet product candidates, under Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act relying in part on clinical data relating to AstraZeneca’s Prilosec, a delayed-release omeprazole product. In connection with these filings, we were and will be required to provide notice to AstraZeneca, as the NDA holder, and the owners of the listed patents, which include various AstraZeneca and Merck entities, of our certification that our product candidates do not infringe the patents listed in the Orange Book for

Prilosec or that those patents are invalid. Currently, there are six unexpired patents listed for Prilosec in the Orange Book. Two of the patents relate to enteric-coated formulations of omeprazole and expire in 2007. The remaining four patents relate generally to omeprazole and the process for making omeprazole and expire in 2018 and 2019, including certain marketing exclusivity.

      In connection with each of our Section 505(b)(2) NDA filings relating to omeprazole, AstraZeneca has 45 days from the date of its receipt of notice of these certifications to file suit against us for infringement of those patents. If AstraZeneca brings suit against us within this time period based on those patents, approval of our product candidates would be delayed until the earliest of a court decision in our favor, a settlement of the claim involving licenses to the patents at issue or 30 months from the date of receipt of the notice of the certifications, or longer, if there is a court decision that is adverse to us. Thus, AstraZeneca will have an opportunity to file suit against us and trigger the 30-month stay with respect to any Section 505(b)(2) NDA submissions we make, which litigation would be costly, time consuming and distracting to management. Furthermore, if there is a court decision in such an infringement matter that is adverse to us and upheld, we could become subject to an injunction for the life of the patents. In addition, although AstraZeneca did not file suit against us within the 45-day period of the certification regarding Rapinex powder-for-suspension 20mg, it may choose to do so in the future, including with respect to our NDA for Rapinex powder-for-suspension 40mg. Although there would not be a 30-month stay in the FDA approval process for the 20mg dose strength, any such litigation would nevertheless be costly, time-consuming and distracting to management.

      Historically, AstraZeneca has aggressively asserted its patent rights related to its Prilosec product. For example, AstraZeneca has initiated patent infringement lawsuits against several drug companies that have announced plans to sell generic versions of Prilosec. The patent litigations to date have primarily focused on patents listed by AstraZeneca in the Orange Book that relate to enteric-coated formulations of omeprazole.

      In addition to the patents listed in the Orange Book for Prilosec, AstraZeneca, as well as other competitors and companies, including aaiPharma, TAP and Takeda Chemical Industries Ltd., hold various other patents relating to omeprazole and PPI products generally and could file an infringement suit claiming our Rapinex product candidates infringe their patents. For example, we are aware that aaiPharma initiated a patent infringement lawsuit against a generic omeprazole maker in connection with the launch of its generic omeprazole product. Our third-party manufacturers may also receive claims of infringement and would be subject to injunctions and temporary or permanent exclusionary orders in the U.S. or in the countries in which they are based. While we believe that we would have meritorious defenses to such claims, the outcome of any such litigation is uncertain and defending such litigation would be expensive, time-consuming and distracting to management.

      If we or our third-party manufacturers are unsuccessful in any challenge to our rights to market and sell our products, we may be required to license the disputed rights, if the holder of those rights is willing, or to cease marketing the challenged products, or, if possible, to modify our products to avoid infringing upon those rights. If we or our third-party manufacturers are unsuccessful in defending our rights, we could be liable for royalties on past sales or more significant damages, and we could be required to obtain and pay for licenses if we are to continue to manufacture and sell our products. These licenses may not be available and, if available, could require us to pay substantial upfront fees and future royalty payments. Any patent owner may seek preliminary injunctive relief in connection with an infringement claim, as well as a permanent injunction, and, if successful in the claim, may be entitled to lost profits from infringing sales, attorneys’ fees and interest and other amounts. Any damages could be increased if there is a finding of willful infringement. Even if we and our third-party manufacturers are successful in defending an infringement claim, the expense, time delay and burden on management of litigation could have a material adverse effect on our business.

We may be subject to damages resulting from claims that we or our employees have wrongfully used or disclosed alleged trade secrets of their former employers.

      Many of our employees were previously employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. In addition, certain of our employees are parties to non-compete and non-disclosure agreements with their prior employers. Although no claims against us are currently pending, we may be subject to claims that these employees or we have inadvertently or otherwise breached these non-compete agreements or used or disclosed trade secrets or other proprietary information of their former employers. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to management. If we fail in defending such claims, in addition to paying money claims, we may lose valuable intellectual property rights or personnel. A loss of key research personnel or their work product could hamper or prevent our ability to commercialize product candidates, which could severely harm our business.

Risks Related to the Securities Markets and Ownership of Our Common Stock

Our use of the offering proceeds may not yield a favorable return on your investment.

      The net proceeds of this offering are not allocated for specific uses. We intend to use the net proceeds of this offering for clinical trials, regulatory submissions and the development, manufacture and marketing of our product candidates and new product opportunities, and for other general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses, products or technologies that are complementary to our current or future business and product lines. Our management has broad discretion over how these proceeds are used and could spend the proceeds in ways with which you may not agree. Pending the use of the proceeds in this offering, we will invest them. However, the proceeds may not be invested in a manner that yields a favorable or any return.

Our stock price may be volatile and you may not be able to sell your shares at or above the offering price.

      Our common stock has not been publicly traded prior to this offering, and an active trading market may not develop or be sustained after this offering. We have not paid cash dividends since our inception and do not intend to pay cash dividends in the foreseeable future. Therefore, you will have to rely on appreciation in our stock price and a liquid trading market in order to achieve a gain on your investment. The market prices for securities of specialty pharmaceutical companies in general have been highly volatile and may continue to be highly volatile in the future. You may not be able to sell your shares at or above the offering price. The price at which our common stock will trade after this offering may fluctuate substantially as a result of one or more of the following factors:

•	announcements concerning our product development programs or results of our clinical trials;

•	disputes or other developments concerning proprietary rights, including patents, trade secrets, litigation matters, and our ability to patent or otherwise protect our product candidates and technologies;

•	conditions or trends in the pharmaceutical and biotechnology industries;

•	fluctuations in stock market prices and trading volumes of similar companies or of the markets generally;

•	variations in our quarterly operating results;

•	changes in, or our failure to meet or exceed, investors’ and securities analysts’ expectations;

•	announcements of technological innovations or new commercial products by us or our competitors;

•	actual or anticipated fluctuations in our or our competitors’ operating results;

•	sales of large blocks of our common stock, including sales by our executive officers or directors;

•	our entering into licenses, strategic partnerships and similar arrangements, or the termination of such arrangements;

•	acquisition of products or businesses by us or our competitors;

•	litigation and government inquiries;

•	regulatory developments and related announcements in the U.S. and foreign countries; and

•	economic and political factors, including wars, terrorism and political unrest.

Future sales of our common stock may depress our stock price.

      Our current stockholders hold a substantial number of shares of our common stock that they will be able to sell in the public market in the near future. Significant portions of these shares are held by a small number of stockholders. Sales by our current stockholders of a substantial number of shares after this offering, or the expectation that such sale may occur, could significantly reduce the market price of our common stock. Moreover, after this offering, the holders of approximately 19,786,032 shares of common stock, including shares issued upon conversion of our preferred stock and shares issuable upon exercise of outstanding warrants, will have rights, subject to certain conditions, to require us to file registration statements to permit the resale of their shares in the public market or to include their shares in registration statements that we may file for ourselves or other stockholders. Please see “Description of Capital Stock — Registration Rights” for a description of registration rights of these stockholders. Although the holders of substantially all of our outstanding capital stock have agreed with the underwriters of this offering to be bound by a 180-day lock-up agreement that prohibits these holders from selling or transferring their stock, other than in specific circumstances, SG Cowen Securities Corporation and UBS Securities LLC, on behalf of the underwriters, at their discretion can waive the restrictions of the lock-up agreement at an earlier time without prior notice or announcement and allow our stockholders to sell their shares of our common stock in the public market. If the restrictions of the lock-up agreement are waived, shares of our common stock will be available for sale into the market, subject only to applicable securities rules and regulations, which may cause our stock price to decline.

      We also intend to register all common stock that we may issue under our employee benefits plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to restrictions under the securities laws and the lock-up agreements described above. If any of these stockholders cause a large number of securities to be sold in the public market, the sales could reduce the trading price of our common stock. These sales also could impede our ability to raise future capital. Please see “Shares Eligible for Future Sale” for a description of sales that may occur in the future.

As a new investor, you will incur substantial dilution as a result of this offering and future equity issuances, and as a result, our stock price could decline.

      The initial public offering price will be substantially higher than the pro forma, net tangible book value per share of our outstanding common stock. As a result, investors purchasing common stock in this offering will incur immediate dilution of $7.85 per share, based on an assumed initial offering price of $12.00 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. Investors who purchase shares of common stock in this offering will contribute approximately 48% of the total amount we have raised to fund our operations but will own only approximately 24% of our common stock. We believe that our existing cash, cash equivalents and short-term investments, including the proceeds of this offering, will be sufficient to meet our projected operating requirements for at least the next 12 months. Because we expect to need to raise significant additional funding to finance our operations, complete planned clinical trials or obtain FDA approval of our Rapinex and other product candidates, we may conduct substantial future offerings of equity securities. The exercise of outstanding options and warrants and future equity issuances, including future public offerings or future private placements of equity securities and any additional shares issued in connection with acquisitions, will result in further dilution to investors.

Our executive officers and directors and their affiliates will exercise control over stockholder voting matters in a manner that may not be in the best interests of all of our stockholders.

      Immediately after this offering, our executive officers and directors and their affiliates will together control approximately 33.1% of our outstanding common stock. As a result, these stockholders will collectively be able to significantly influence all matters requiring approval of our stockholders, including the election of directors and approval of significant corporate transactions. The concentration of ownership may delay, prevent or deter a change in control of our company even when such a change may be in the best interests of all stockholders, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock.

We may become involved in securities class action litigation that could divert management’s attention and harm our business.

      The stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for the common stock of pharmaceutical companies. These broad market fluctuations may cause the market price of our common stock to decline. In the past, following periods of volatility in the market price of a particular company’s securities, securities class action litigation has often been brought against that company. We may become involved in this type of litigation in the future. Litigation often is expensive and diverts management’s attention and resources, which could adversely affect our business.

We may incur increased costs as a result of recently enacted and proposed changes in laws and regulations.

      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the Securities and Exchange Commission and by the Nasdaq Stock Market, could result in increased costs to us. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including directors’ and officers’ liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs.

Anti-takeover provisions in our organizational documents and Delaware law may discourage or prevent a change in control, even if an acquisition would be beneficial to our stockholders, which could adversely affect our stock price and prevent attempts by our stockholders to replace or remove our current management.

      Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that may delay or prevent a change in control, discourage bids at a premium over the market price of our common stock and adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. These provisions include:

•	dividing our board of directors into three classes serving staggered three-year terms;

•	prohibiting our stockholders from calling a special meeting of stockholders;

•	permitting the issuance of additional shares of our common stock or preferred stock without stockholder approval;

•	prohibiting our stockholders from making certain changes to our certificate of incorporation or bylaws except with 66 2/3% stockholder approval; and

•	requiring advance notice for raising business matters or nominating directors at stockholders’ meetings.

      We are also subject to provisions of the Delaware corporation law that, in general, prohibit any business combination with a beneficial owner of 15% or more of our common stock for five years unless the holder’s acquisition of our stock was approved in advance by our board of directors. Together, these charter and statutory provisions could make the removal of management more difficult and may discourage transactions that otherwise could involve payment of a premium over prevailing market prices for our common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to our management. The forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” and similar expressions intended to identify forward-looking statements.

      Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Given these uncertainties, you should not place undue reliance on these forward-looking statements. Also, forward-looking statements represent our management’s beliefs and assumptions only as of the date of this prospectus. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

      Except as required by law, we assume no obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. We are offering to sell and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock.

USE OF PROCEEDS

      We estimate that the net proceeds from this offering will be approximately $77.3 million, based upon an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses. If the underwriters exercise their over-allotment option in full, we estimate that our net proceeds will be approximately $89.2 million.

      We expect to use a majority of the net proceeds of this offering to manufacture and market Rapinex powder-for-suspension 20mg, subject to receipt of regulatory approval, and to build our sales and marketing capabilities.

      To a lesser extent, we anticipate using the remaining net proceeds of this offering:

•	for clinical trials, regulatory submissions and the further development and manufacture of our other product candidates and new product opportunities; and

•	for general corporate purposes.

      In addition, we may use a portion of the net proceeds from this offering to acquire products, technologies or businesses that are complementary to our own, but we currently have no commitments or agreements relating to any of these types of transactions.

      We believe that the net proceeds from this offering, together with our existing cash, cash equivalents and short-term investments, will be sufficient to meet our projected operating requirements for at least the next 12 months. We expect to satisfy our future cash needs through the sale of equity securities, debt financings, corporate collaborations and licensing arrangements.

      As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering. The amount and timing of our expenditures will depend on several factors, including the progress of our clinical trials and commercialization efforts as well as the amount of cash used in our operations. Accordingly, our management will have broad discretion in the application of the net proceeds and investors will be relying on the judgment of our management regarding the application of the proceeds of this offering. We reserve the right to change the use of these proceeds as a result of certain contingencies such as the results of our commercialization efforts, competitive developments, opportunities to acquire products, technologies or businesses and other factors.

      Pending the uses described above, we plan to invest the net proceeds of this offering in short- and medium-term, interest-bearing obligations, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

      We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings to support operations and finance the growth and development of our business and do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

      The following table sets forth our capitalization as of December 31, 2003:

•	on an actual basis; and

•	on a pro forma as adjusted basis to reflect the conversion of all outstanding shares of preferred stock into 19,740,759 shares of common stock, the receipt of the estimated net proceeds from this offering, calculated as described under “Use of Proceeds,” and the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock.

      You should read the following table together with our financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	As of December 31, 2003

		Pro Forma
	Actual	As Adjusted

		(unaudited)

	(in thousands,
	except share and
	per share data)
Cash, cash equivalents and short-term investments	$45,648	$122,984

Long-term debt, less current portion	$224	$224
Redeemable convertible preferred stock, $0.0001 par value; 43,900,000 shares authorized, issued and outstanding actual; no shares issued and outstanding pro forma as adjusted	57,625	—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.0001 par value; 19,741,648 shares authorized, 19,597,208 shares issued and outstanding actual; no shares issued and outstanding pro forma as adjusted	2	—
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding actual; 10,000,000 shares authorized, no shares issued and outstanding pro forma as adjusted	—	—
Common stock, $0.0001 par value; 104,000,000 shares authorized, 2,398,440 shares issued and outstanding actual; 100,000,000 shares authorized, 29,239,199 shares issued and outstanding pro forma as adjusted	1	3
Additional paid-in capital	50,568	185,529
Deferred compensation	(8,647)	(8,647)
Accumulated other comprehensive loss	(13)	(13)
Deficit accumulated during the development stage	(55,662)	(55,662)

Total stockholders’ equity (deficit)	(13,751)	121,210

Total capitalization	$44,098	$121,434

      The number of shares in the table above excludes:

•	2,362,757 shares of common stock subject to outstanding options under our 1998 stock option plan as of December 31, 2003, having a weighted average exercise price of $1.52 per share;

•	802,770 shares of common stock reserved for issuance under our 1998 stock option plan as of December 31, 2003, which shares will be added to the shares to be reserved under our 2004 equity incentive award plan upon the closing of this offering;

•	3,500,000 shares of our common stock to be reserved for future issuance under our 2004 equity incentive award plan, which will become effective upon the closing of this offering;

•	400,000 shares of our common stock to be reserved for future issuance under our employee stock purchase plan, which will become effective upon the closing of this offering; and

•	80,738 shares of common stock issuable upon exercise of outstanding warrants as of December 31, 2003, having a weighted average exercise price of $5.51 per share.

      All share amounts have been retroactively adjusted to give effect to a 1-for-3.5 reverse stock split that occurred in February 2004.

DILUTION

      If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of December 31, 2003, we had a net tangible book value of $(13.8) million, or $(5.73) per share of common stock, not taking into account the conversion of our outstanding preferred stock. Net tangible book value per share is equal to our total tangible assets (total assets less intangible assets) less total liabilities, divided by the number of shares of our outstanding common stock. Our pro forma net tangible book value as of December 31, 2003 was approximately $43.9 million, or $1.98 per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the pro forma number of shares of common stock outstanding as of December 31, 2003. Our pro forma net tangible book value and pro forma net tangible book value per share amounts give effect to the conversion of all outstanding shares of our convertible preferred stock into shares of common stock.

      Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to our sale of 7,100,000 shares of common stock in this offering at an assumed initial public offering price of $12.00 per share and after deducting estimated underwriting discounts and commissions and offering expenses payable by us, our adjusted pro forma net tangible book value as of December 31, 2003 would have been $121.2 million, or $4.15 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.17 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $7.85 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share		$12.00
Historical net tangible book value per share as of December 31, 2003	$(5.73)
Increase per share due to conversion of all shares of preferred stock	7.71

Pro forma net tangible book value per share at December 31, 2003	1.98
Increase in pro forma net tangible book value per share attributable to new investors	2.17

Pro forma net tangible book value per share after this offering		4.15

Dilution per share to new investors		$7.85

      If the underwriters exercise their over-allotment option to purchase additional shares in this offering, our adjusted pro forma net tangible book value at December 31, 2003 would have been $133.1 million, or $4.39 per share, representing an immediate increase in pro forma net tangible book value of $2.41 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of $7.61 per share to new investors purchasing shares in this offering.

      The following table summarizes, on a pro forma basis as of December 31, 2003, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into common stock, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by existing stockholders and by new investors, based on an assumed initial public offering price of $12.00 per share before deducting estimated underwriting discounts and commissions and offering expenses payable by us:

	Shares Purchased		Total Consideration		Average
					Price Per
	Number	Percent	Amount	Percent	Share

Existing stockholders	22,139,199	76%	$94,022,886	52%	$4.25
New investors	7,100,000	24	85,200,000	48	12.00

Total	29,239,199	100%	$179,222,886	100%

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own 73% and our new investors would own 27% of the total number of shares of our common stock outstanding after this offering.

      The above discussion and tables assume no exercise of any stock options or warrants outstanding as of December 31, 2003. As of December 31, 2003, we had options outstanding to purchase a total of 2,362,757 shares of common stock with a weighted average exercise price of $1.52 per share and warrants outstanding to purchase a total of 80,738 shares of common stock with a weighted average exercise price of $5.51 per share. We have also adopted a new 2004 equity incentive award plan and an employee stock purchase plan that will become effective upon the completion of this offering. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

      The selected statement of operations data for the years ended December 31, 1999 and 2000, and the selected balance sheet data as of December 31, 1999, 2000 and 2001, are derived from audited financial statements, which have been audited by Ernst & Young LLP, our independent auditors, for such years and as of such dates, which are not included in this prospectus. The selected statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the selected balance sheet data as of December 31, 2002 and 2003, are derived from the audited financial statements for such years and as of such dates, which are included elsewhere in this prospectus. You should read these selected financial data together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus. The pro forma share information included in the statement of operations data has been computed as described in Note 1 to the financial statements.

	Year Ended December 31,

	1999	2000	2001	2002	2003

	(in thousands, except per share data)
Statement of Operations Data:
Sublicense revenue	$—	$—	$—	$8,000	$—
Costs and expenses:
License fees	101	107	1,294	1,400	1,000
Research and development	1,355	2,027	5,672	15,398	13,176
Selling, general and administrative	723	1,391	3,241	6,034	6,548
Stock-based compensation	—	9	87	277	2,252

Total costs and expenses	2,179	3,534	10,294	23,109	22,976

Loss from operations	(2,179)	(3,534)	(10,294)	(15,109)	(22,976)
Interest and other income (expense), net	123	(3)	726	414	465

Net loss	(2,056)	(3,537)	(9,568)	(14,695)	(22,511)
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	(2,940)
Beneficial conversion of short-term notes payable to related parties	—	(95)	(135)	—	—

Net loss attributable to common stockholders	$(2,056)	$(3,632)	$(9,703)	$(14,695)	$(25,451)

Basic and diluted net loss per share	$(2.67)	$(3.62)	$(7.08)	$(9.13)	$(13.71)
Weighted average shares outstanding to calculate basic and diluted net loss per share	769	1,002	1,371	1,610	1,857
Basic and diluted pro forma net loss per share (unaudited)					$(1.30)
Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)					17,335

	As of December 31,

	1999	2000	2001	2002	2003

	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and short-term investments	$2,589	$228	$22,281	$11,804	$45,648
Working capital (deficit)	2,539	(1,053)	21,526	7,697	42,475
Total assets	3,124	849	24,332	14,207	48,188
Short-term notes payable to related parties	—	788	—	—	—
Long-term debt, less current portion	150	50	—	479	224
Redeemable convertible preferred stock	—	—	—	—	57,625
Total stockholders’ equity (deficit)	2,711	(676)	23,288	9,074	(13,751)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      You should read the following discussion and analysis together with “Selected Financial Data” and the financial statements and related notes included elsewhere in this prospectus. This discussion may contain forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in any forward-looking statements as a result of many factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

      We are a specialty pharmaceutical company focused on acquiring, developing and commercializing proprietary products for the prevention and treatment of gastrointestinal diseases and disorders. The primary focus of our current efforts is the development and commercialization of next generation proton pump inhibitor, or PPI, products — the most frequently prescribed drugs for the treatment of many upper gastrointestinal, or GI, diseases and disorders. We submitted our first new drug application, or NDA, in August 2003 for Rapinex powder-for-suspension 20mg and our second NDA in February 2004 for Rapinex powder-for-suspension 40mg, which are immediate-release formulations of omeprazole, a widely prescribed PPI currently available for oral use only in delayed-release formulations.

      We were formed in December 1996 and commenced significant business activities in late 1998. From 1998 to 2000 we entered into various license agreements with universities and non-profit institutions for patented technology rights for the development of product candidates utilizing azathioprine or cytoprotective compounds in the treatment of lower and upper GI diseases. We evaluated these compounds in preclinical and clinical trials, as appropriate, and in 2001 shifted our focus to the immediate-release PPI technology that represents our current efforts. We have terminated our development programs regarding the azathioprine compound and, in 2002, we terminated the cytoprotective compound license agreements that we had entered into in prior years.

      In January 2001, we entered into an exclusive, worldwide license agreement with the University of Missouri, under which we licensed rights to all of its patents and patent applications relating to specific formulations of immediate-release PPIs with antacids for treating upper GI diseases and disorders. This licensed technology forms the basis of our current three product candidates, Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet, which are proprietary immediate-release formulations of omeprazole. The initial issued U.S. patents on which our Rapinex product candidates are based expire in July 2016.

      In June 2002, under a strategic sublicense agreement, we granted TAP Pharmaceutical Products Inc., or TAP, the North American rights to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole, TAP’s patented PPI marketed under the name Prevacid, and derivatives of lansoprazole. We received an upfront fee of $8.0 million and are entitled to milestone payments which may exceed $100 million and to royalties on any future sales. We paid 15% of the upfront fee to the University of Missouri and are also obligated to pay 15% of any milestone payments, as well as a portion of any royalty payments, we receive from TAP to the University of Missouri. TAP is responsible for all of its product development and commercialization expenses.

      We are a development stage company and have incurred significant losses since our inception. We had an accumulated deficit of approximately $55.7 million as of December 31, 2003. These losses have resulted principally from costs incurred in connection with license fees, research and development activities, including costs of clinical trial activities associated with our current product candidates and general and administrative expenses.

      We expect to continue to incur additional operating losses and capital expenditures and anticipate that our expenses will increase substantially in the foreseeable future as we expand our commercial organization to include the development of our field sales force to promote our products, enhance our product portfolio through internal development, product and patent licensing and strategic acquisitions and grow our administrative support activities.

Revenues

      We have not generated any revenues from product sales. Product revenue will depend on our ability to obtain regulatory approvals for and successfully commercialize our product candidates.

      Under our strategic sublicense agreement with TAP entered into in June 2002, we received an upfront fee of $8.0 million, which was recognized as sublicense revenue in 2002.

      In the event that our development efforts or the efforts of our current and future licensees result in regulatory approval and successful commercialization of product candidates, we will generate revenue from direct sales of our products and/or from the receipt of license fees and royalties paid on the sales of any products based upon our licensed technology.

Costs and Expenses

      License Fees. License fee expenses consist of upfront payments, common stock issuances and annual license maintenance fees under our technology license agreements and payments made to a licensor in connection with our receipt of sublicense fees. We have expensed amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain and the technology has no alternative future use when acquired. Future acquisitions of patents and technology licenses will be charged to expense or capitalized based upon our assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use. Amounts capitalized would be amortized over the useful life of the technology using the straight-line method and reviewed annually or sooner, when indicators occur, for impairment.

      Research and Development. Research and development expenses consist primarily of costs associated with preclinical testing and clinical trials of our product candidates, including the costs of developing and manufacturing our product candidates, compensation and other expenses related to research and development personnel and facilities expenses.

      Our research and development activities are primarily focused on the development of our Rapinex family of products — Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet. We completed a pivotal pharmacokinetic/pharmacodynamic, or PK/PD, clinical trial for our Rapinex powder-for-suspension 20mg product candidate and submitted our first NDA to the FDA in August 2003. We have also completed a pivotal PK/PD clinical trial, as well as a pivotal Phase III clinical trial, for Rapinex powder-for-suspension 40mg and submitted our second NDA to the FDA in February 2004. We plan to initiate pivotal PK/PD clinical trials for our Rapinex capsule and Rapinex chewable tablet product candidates in 2004. From the time that we entered into our license agreement with the University of Missouri in January 2001 through December 31, 2003, our costs associated with the research and development of the Rapinex product candidates have represented over 90% of our research and development expenses for all program areas. In addition, during 2003, costs associated with the research and development of the Rapinex product candidates represented over 98% of our research and development expenses for all program areas, reflecting an even greater focus on these candidates.

      We are unable to estimate with any certainty the costs we will incur in the continued development of our Rapinex product candidates for commercialization. However, we expect our research and development costs to increase if we are able to advance our existing and new product candidates into later stages of clinical development.

      Clinical development timelines, likelihood of success and total costs vary widely. Although we are currently focused primarily on advancing Rapinex powder-for-suspension, we anticipate that we will make determinations as to which research and development projects to pursue and how much funding to direct to each project on an on-going basis in response to the scientific and clinical success of each product candidate.

      Product candidate completion dates and completion costs vary significantly for each product candidate and are difficult to estimate. The lengthy process of seeking regulatory approvals, and the subsequent compliance with applicable regulations, require the expenditure of substantial resources. Any failure by us to obtain, or any delay in obtaining, regulatory approvals could cause our research and development expenditures to increase and, in turn, have a material adverse effect on our results of operations. Although we submitted our first NDA for Rapinex powder-for-suspension in a 20mg dose in August 2003 and our second NDA for Rapinex powder-for-suspension in a 40mg dose in February 2004, we cannot be certain when or if any net cash inflow from Rapinex powder-for-suspension or any of our other development projects will commence.

      Selling, General and Administrative. Selling, general and administrative expenses consist primarily of compensation and other expenses related to our corporate administrative employees, legal fees and other professional services expenses.

      Stock-Based Compensation. Stock-based compensation represents the amortization of deferred compensation resulting from the difference between the exercise price and the deemed fair value, as estimated by us for financial reporting purposes, of our common stock on the date stock options were granted to employees and the fair value of stock awards to non-employees.

Interest and Other Income (Expense), Net

      Interest and other income (expense), net consists primarily of interest income earned on our cash, cash equivalents, and short-term investments and interest expense associated with our short-term notes payable to related parties and long-term debt. The short-term notes were paid in full in February 2001.

Critical Accounting Policies

      Our discussion and analysis of our financial condition and results of operations are based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S., or GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. We review our estimates on an on-going basis. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in Note 1 to our financial statements included in this prospectus, we believe the following accounting policies to be critical to the judgments and estimates used in the preparation of our financial statements.

Revenue Recognition

      Our revenue recognition policies are in accordance with Securities and Exchange Commission Staff Accounting Bulletin No. 101, or SAB No. 101, Revenue Recognition in Financial Statements, which provides guidance on revenue recognition in financial statements, and is based on the interpretations and practices developed by the Securities and Exchange Commission. SAB 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured. Determination of criteria (3) and (4) are based on our management’s judgments regarding the fixed nature of the fee charged for services rendered and products delivered and the collectibility of those fees. Should changes in conditions cause our management to determine that these criteria are not met for certain future transactions, revenue recognition for those transactions will be delayed and our revenues could be adversely affected.

      We evaluate the criteria outlined in Emerging Issues Task Force Issue No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to record the gross amount of sublicense revenues and related costs or the net amount earned under the arrangement. We have recognized the gross amount of sublicense revenue and related costs as we have no future obligations pursuant to the arrangement, we are the primary obligor in the arrangement, we had latitude in establishing the amounts received under the arrangement and we were involved in the determination of the scope of technology sublicensed under the agreement.

Clinical Trial Expenses

      Research and development expenditures are charged to operations as incurred. Our expenses related to clinical trials are based on estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation and vary from contract to contract and may result in uneven payment flows. Generally, these agreements set forth the scope of work to be performed at a fixed fee or unit price. Payments under the contracts depend on factors such as the successful enrollment of patients or the completion of clinical trial milestones. Expenses related to clinical trials generally are accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based upon changes in the clinical trial protocol or scope of work to be performed, we modify our estimates accordingly on a prospective basis.

Stock-Based Compensation

      In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an Amendment of FASB Statement No. 123, was issued. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees, or APB 25. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. We adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, we have elected to continue to apply the intrinsic value-based method of accounting prescribed in APB No. 25 and, accordingly, do not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the estimated fair value of the stock at the date of grant. Deferred compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options.

      We account for options issued to non-employees under SFAS No. 123 and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services. As such, the value of such options is periodically remeasured and income or expense is recognized during their vesting terms.

Income Taxes

      We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. We have considered future taxable income and ongoing tax planning strategies in assessing the need for the valuation allowance. In the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amounts, an adjustment to the deferred tax assets would increase our income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. We had $12.6 million as of December 31, 2002 and $21.7 million as of December 31, 2003 in gross deferred tax assets, which were fully offset by a valuation allowance.

      The above listing is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP. There are also areas in which our management’s judgment in selecting any available alternative would not produce a materially different result. See our audited financial statements and notes thereto included elsewhere in this prospectus, which contain accounting policies and other disclosures required by GAAP.

Results of Operations

Comparison of Years Ended December 31, 2001, 2002 and 2003

      Sublicense Revenue. Sublicense revenue was $8.0 million for 2002 and consisted of the upfront fee received pursuant to our strategic sublicense agreement with TAP. There were no sublicense revenues in 2001 and 2003.

      License Fees. License fee expenses were $1.3 million for 2001, $1.4 million for 2002 and $1.0 million for 2003. License fee expenses in 2001 primarily consisted of the $1.0 million upfront payment we made under our license agreement with the University of Missouri entered into in January 2001 related to our immediate-release PPI technology. License fee expenses in 2002 primarily consisted of $1.2 million paid to the University of Missouri, which represented 15% of the upfront fee received pursuant to our strategic sublicense agreement with TAP, and license maintenance fees associated with our license agreement related to the azathioprine technology. We are not currently conducting any development activities related to the azathioprine technology. License fee expenses in 2003 consisted of our $1.0 million milestone fee paid to the University of Missouri upon the filing of our first NDA.

      Research and Development. Research and development expenses were $5.7 million for 2001, $15.4 million for 2002 and $13.2 million for 2003. The $9.7 million increase in our research and development expenses from 2001 to 2002 was primarily attributable to the hiring of additional personnel and increased manufacturing and clinical trial activities associated with Rapinex powder-for-suspension and Rapinex chewable tablet, including a full year’s operating costs associated with our pivotal Phase III clinical trial evaluating Rapinex powder-for-suspension 40mg for the prevention of upper GI bleeding in critically ill patients. This increase in costs associated with our current product candidates, Rapinex powder-for-suspension and Rapinex chewable tablet, was offset in part by decreased clinical trial and development costs associated with the azathioprine technology. The $2.2 million decrease in our research and development expenses from 2002 to 2003 was primarily attributable to decreased clinical costs associated with the timing of initiation and completion of various clinical trials for our Rapinex product candidates. In addition to the costs associated with our pivotal Phase III clinical trial, costs associated with two pivotal PK/PD clinical trials of our Rapinex powder-for-suspension product candidates were included in 2002. In 2003, we did not conduct pivotal PK/PD clinical trials and we completed our pivotal Phase III clinical trial in June 2003. These decreases in clinical costs were offset in part by spending associated with our clinical trial to evaluate the safety of Rapinex powder-for-suspension 40mg which was initiated in October 2003, and increased manufacturing and formulation development costs associated with our Rapinex capsule and Rapinex chewable tablet product candidates.

      Expenses related to clinical trials pursuant to contracts with research institutions and clinical research organizations represented 21% of our total research and development expenses in 2001, 46% of our total research and development expenses in 2002 and 31% of our research and development expenses in 2003. Accrued clinical trial expenses are based on estimates of the work completed under the contracts, milestones achieved and level of patient enrollment. Actual services performed, number of patients enrolled and the rate of patient enrollment may vary from our estimates, resulting in adjustments to clinical trial expenses in future periods. In the past, we have not experienced any material deviations between accrued clinical trial expenses and actual clinical trial expenses, and management does not anticipate material deviations in the future.

      Selling, General and Administrative. Selling, general and administrative expenses were $3.2 million for 2001, $6.0 million for 2002 and $6.5 million for 2003. The $2.8 million increase in our selling, general and administrative expenses from 2001 to 2002 was primarily attributable to the hiring of additional personnel, increased legal fees associated with pursuing and maintaining patent protection for our product candidates and other corporate matters, and other professional services expenses to support the hiring of personnel. The $514,000 increase in our selling, general and administrative expenses from 2002 to 2003 was primarily attributable to the hiring of additional personnel throughout 2002, resulting in partial year expenditures in 2002 and full year expenditures in 2003 for such personnel. This increase was offset in part by decreased consulting fees as certain of our administrative support activities were assumed by in-house personnel.

      Stock-Based Compensation. We recorded non-cash compensation charges of $87,000 in 2001, $277,000 in 2002 and $2.3 million in 2003. The compensation charges in 2001 and 2002 represent the fair value of stock awards to non-employees and related to selling, general and administrative personnel. In connection with the grant of stock options to employees, we recorded deferred compensation of $10.5 million in 2003. We recorded this amount as a component of stockholders’ equity and will amortize the amount as a charge to operations over the vesting period of the options. The compensation charges in 2003 related to research and development personnel in the amount of $488,000 and selling, general and administrative personnel in the amount of $1.8 million.

      Interest and Other Income (Expense), Net. Interest and other income, net was $726,000 in 2001, $414,000 in 2002 and $465,000 in 2003. The $312,000 decrease from 2001 to 2002 was primarily attributable to a decrease in our interest income resulting from lower average cash balances and lower interest rates. The $51,000 increase in interest and other income, net from 2002 to 2003 was primarily attributable to an increase in our interest income resulting from higher cash balances from our financing activities in 2003.

      Income Taxes. We have incurred net operating losses since inception and, consequently, have not recorded any federal or state income tax benefit. Our deferred tax assets primarily consist of net operating loss carryforwards and research and development tax credits. We have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As of December 31, 2003, we had federal and state tax net operating loss carryforwards of approximately $45.0 million and $21.9 million, respectively. These federal and state tax loss carryforwards are available to reduce future taxable income. If not utilized, the net operating loss carryforwards will begin expiring in 2012 for federal purposes and 2007 for state purposes. Annual limitations may result in the expiration of net operating loss and credit carryforwards before they are used. Under the provisions of the Internal Revenue Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income.

Liquidity and Capital Resources

      We have financed our operations primarily from private placements of our equity securities, and as of December 31, 2003, we had received total consideration of approximately $94.0 million for such securities.

      As of December 31, 2003, cash, cash equivalents and short-term investments were $45.6 million, compared to $11.8 million as of December 31, 2002, an increase of $33.8 million. This increase resulted primarily from the proceeds from the issuance of our Series D redeemable convertible preferred stock, offset in part by our net loss.

      Net cash used in operating activities was $9.6 million for 2001, $10.9 million for 2002 and $20.9 million for 2003. The primary use of cash was to fund our net losses for these periods, adjusted for non-cash expenses, including $267,000 for 2001, $251,000 for 2002 and $312,000 for 2003 in depreciation and amortization, $87,000 for 2001, $277,000 for 2002 and $2.3 million for 2003 in stock-based compensation, and changes in operating assets and liabilities.

      Net cash (used in) provided by investing activities was $(10.2) million for 2001, $1.9 million for 2002 and $(25.4) million for 2003. These activities primarily consisted of purchases, offset by sales and maturities of short-term investments and purchases of property and equipment.

      Net cash provided by financing activities was $32.2 million for 2001, $860,000 for 2002 and $54.8 million for 2003. These activities consisted primarily of the private sales of preferred stock and proceeds from our short-term notes payable in 2001 and our equipment notes payable in 2002, which were offset in part by ongoing repayment of these notes payable. The principal balance of our equipment notes payable was $479,000 with an annual interest rate of 9.23% at December 31, 2003.

      We expect our cash requirements to increase significantly in the foreseeable future as we continue to sponsor clinical trials for, seek regulatory approvals of, and develop, manufacture and market our current product candidates. As we expand our commercial organization to include the development of our field sales force, expand our research and development efforts and pursue additional product opportunities, we anticipate significant cash requirements for hiring of personnel, capital expenditures and investment in additional internal systems and infrastructure.

      In preparation for the potential launch of our first product candidate, we entered into a commercial supply agreement with Patheon in December 2003 which, among other things, obligates us to fund up to approximately $1.9 million in manufacturing equipment for Patheon. We believe we will expend these amounts in 2004. Patheon is obligated to reimburse us for this amount in the event that we purchase a specified aggregate number of units.

      The following summarizes our long-term contractual obligations as of December 31, 2003:

		Payments Due by Period

		Less than	One to	Four to
Contractual Obligations	Total	One Year	Three Years	Five Years	Thereafter

		(in thousands)
Operating leases	$3,399	$756	$2,432	$211	$—
Equipment financing	479	255	224	—	—
Sponsored research agreements	413	150	263	—	—

Total	$4,291	$1,161	$2,919	$211	$—

      The amount and timing of cash requirements will depend on regulatory and market acceptance of our product candidates, if any, and the resources we devote to researching, developing, formulating, manufacturing, commercializing and supporting our product candidates, and our ability to enter into third-party collaborations.

      We believe that our current cash, cash equivalents and short-term investments, together the proceeds from this offering, will be sufficient to fund our operations for at least the next 12 months. Until we can generate significant cash from our operations, we expect to continue to fund our operations with existing cash resources that were primarily generated from the proceeds of offerings of our equity securities. In addition, we may receive revenue from our sublicense agreement with TAP. We may finance future cash needs through the sale of other equity securities, strategic collaboration agreements and debt financing. However, we may not be successful in obtaining collaboration agreements, or in receiving milestone or royalty payments under those agreements. In addition, we cannot be sure that our existing cash and marketable securities resources will be adequate or that additional financing will be available when needed or that, if available, financing will be obtained on terms favorable to us or our stockholders. Having insufficient funds may require us to delay, scale back or eliminate some or all of our research or development programs or delay the launch of our product candidates. Failure to obtain adequate financing also may adversely affect our ability to operate as a going concern. If we raise additional funds by issuing equity securities, substantial dilution to existing stockholders would likely result. If we raise additional funds by incurring debt financing, the terms of the debt may involve significant cash payment obligations as well as covenants and specific financial ratios that may restrict our ability to operate our business.

      As of December 31, 2001, 2002 and 2003, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. In addition, we do not engage in trading activities involving non-exchange traded contracts. As such, we are not materially exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in these relationships.

Quantitative and Qualitative Disclosures About Market Risk

      The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities that we invest in may be subject to market risk. This means that a change in prevailing interest rates may cause the value of the investment to fluctuate. For example, if we purchase a security that was issued with a fixed interest rate and the prevailing interest rate later rises, the value of our investment will probably decline. To minimize this risk, we intend to continue to maintain our portfolio of cash equivalents and short-term investments in a variety of securities including commercial paper, money market funds and government and non-government debt securities. In general, money market funds are not subject to market risk because the interest paid on such funds fluctuates with the prevailing interest rate. As of December 31, 2003, we did not have any holdings of derivative financial or commodity instruments, or any foreign currency denominated transactions, and all of our cash and cash equivalents were in money market funds and other highly liquid investments.

Recent Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on our financial statements.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, or FIN No. 45. FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN No. 45 is effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim and annual periods ending after December 15, 2002, and are applicable to certain guarantees issued before December 31, 2002. We adopted FIN No. 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on our financial statements.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51, or FIN No. 46. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. We do not believe we have entered into any variable interest entity arrangements during 2002 and 2003. The adoption of FIN No. 46 did not have a material impact on our financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on our financial statements and did not require us to reclassify our Series D redeemable convertible preferred stock to a liability as the shares are contingently redeemable. We would be required to reclassify our Series D redeemable convertible preferred stock to a liability once the redemption provisions become certain of occurrence.

BUSINESS

Overview

      We are a specialty pharmaceutical company focused on acquiring, developing and commercializing proprietary products for the prevention and treatment of gastrointestinal diseases and disorders. The primary focus of our current efforts is the development and commercialization of next generation proton pump inhibitor, or PPI, products — the most frequently prescribed drugs for the treatment of many upper gastrointestinal, or GI, diseases and disorders. The PPI market, including five delayed-release PPI brands, had U.S. sales of $12.9 billion in 2003, according to IMS Health. Also, according to IMS Health, total U.S. prescriptions for PPIs grew from 86.3 million in 2002 to 95.2 million in 2003 — a 10% increase.

      Our current three product candidates, Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet, are proprietary immediate-release formulations of omeprazole. These product candidates are intended to treat or prevent a variety of upper GI diseases and disorders including heartburn, gastroesophageal reflux disease, or GERD, erosive esophagitis, or EE, upper GI bleeding and peptic ulcer diseases. PPIs enjoy widespread use due to their potent acid suppression, demonstrated safety and once-a-day dosing. However, all currently marketed PPIs are available for oral use only in delayed-release, enteric-coated formulations. While the enteric coating protects the PPI from acid degradation, it also results in a delay in the onset of action. We believe that our products will provide rapid reduction in gastric acidity, while maintaining a therapeutic effect and duration similar to delayed-release PPIs, and so will be desirable to physicians and patients.

      We submitted our first new drug application, or NDA, in August 2003 for Rapinex powder-for-suspension in a 20mg dose and are seeking initial indications for the treatment of heartburn and symptoms related to GERD, treatment and maintenance of healing of EE and treatment of duodenal ulcer, or DU. We submitted our second NDA for Rapinex powder-for-suspension in a 40 mg dose in February 2004. This NDA seeks approval for the prevention of upper GI bleeding in critically ill patients and the treatment of gastric ulcers, or GU, and will include data from our pivotal Phase III clinical trial with 359 critically ill patients at approximately 50 sites evaluating Rapinex powder-for-suspension 40mg and a comparator product for the prevention of upper GI bleeding in this patient population. No PPI is currently approved for the prevention of upper GI bleeding in critically ill patients.

      Our other two product candidates, Rapinex capsule and Rapinex chewable tablet, are alternative formulations of immediate-release omeprazole. We believe these product candidates will provide many of the same clinical advantages as Rapinex powder-for-suspension with the convenience of a capsule or chewable tablet. We are currently developing formulations of these candidates for use in pivotal pharmacokinetic/pharmacodynamic, or PK/PD, clinical trials that we plan to initiate in 2004. We intend to pursue initial indications for the treatment of heartburn and symptoms associated with GERD, treatment and maintenance of healing of EE and treatment of DU and GU. If the pivotal PK/PD clinical trials are successful, we believe that we can submit new drug applications seeking approval for our product candidates for these indications without the need to conduct additional clinical trials.

      We have licensed from the University of Missouri exclusive, worldwide rights to patents and patent applications covering specific formulations of immediate-release PPIs and antacids for treating upper GI diseases and disorders. The initial issued U.S. patents on which our Rapinex product candidates are based expire in July 2016. In June 2002, we entered into a strategic sublicense agreement with TAP Pharmaceutical Products Inc., or TAP, in which we granted TAP the North American rights to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole, its patented PPI sold under the brand name Prevacid, and derivatives of lansoprazole. In exchange, we received an upfront fee of $8.0 million and are entitled to milestone payments which may exceed $100 million and to royalties on any future sales, subject to our obligation to share a portion of such amounts with the University of Missouri.

      Our management team has substantial experience in product development, manufacturing, clinical development, regulatory affairs and sales and marketing through their participation at other companies in the successful development and commercialization of GI products such as Prilosec, Tagamet, Remicade, Carafate and Pentasa. For example, while at Hoechst Marion Roussel, Gerald T. Proehl, our President and Chief Executive Officer, oversaw the co-promotion of Prilosec and was responsible for marketing Carafate and

Pentasa, and Bonnie Hepburn, M.D., our Senior Vice President, Drug Development and Chief Medical Officer was responsible for the design of the clinical trials for Remicade while at Centocor, Inc. We believe this experience and the experience of the other members of our management team will allow us to successfully build our business organization.

Targeted Upper Gastrointestinal Diseases and Disorders and the Limitations of Current Treatments

      Gastrointestinal diseases and disorders affect the digestive tract with varying degrees of severity. Upper GI diseases and disorders, such as heartburn, GERD, EE and upper GI bleeding, are generally caused by or aggravated by acid in the stomach or gastric acid that refluxes into the esophagus. Prolonged exposure to excess acid may result in ulcers or other serious damage to the tissue of the esophagus, stomach or small intestine.

      Heartburn and Gastroesophageal Reflux Disease (GERD). Heartburn is pain or a burning sensation in the throat or chest area resulting from the reflux of acid from the stomach into the swallowing tube, or esophagus. An individual consistently experiencing heartburn at least twice per week is generally diagnosed as having GERD. According to the American Gastroenterological Association, an estimated 25 million Americans suffer from GERD. In addition, it is estimated that approximately 600,000 young children suffer from GERD each year assuming the same incidence rate as adults.

      Physicians have many choices in treating GERD. A physician will usually first attempt to have patients alter their diet in order to reduce the frequency of heartburn symptoms. However, most patients with GERD will eventually require treatment with drugs or surgery. Antacids were introduced in the early 1900s and are still a frequent over-the-counter treatment option. Although antacids work quickly, they only neutralize acid in the esophagus and stomach for approximately 30 minutes to one hour after dosing and so provide only short-term relief. Introduced in the 1970s, H2-receptor antagonists are compounds that reduce the production of stomach acid resulting from stimulation of histamine receptors. However, because these receptors are only one of three potential sources of acid stimulation, H2-receptor antagonists provide only a partial reduction of acid production. In addition, H2-receptor antagonists work for a shorter period of time than PPIs.

      PPIs were introduced in the late 1980s and are currently the most common prescription treatment option for upper GI diseases including GERD. PPIs are compounds which reduce the production of stomach acid. Once a PPI is absorbed into the bloodstream, it irreversibly binds to active acid-producing parietal cells in the stomach walls and inhibits acid production. Once a PPI irreversibly binds to a parietal cell, that cell will no longer produce acid. As a result, PPIs are more effective in reducing acid production as compared with H2-receptor antagonists and generally need only to be taken once a day. Because parietal cells are generated continuously, however, dosing with PPIs generally needs to be repeated once daily if continuous acid suppression is desired.

      Since PPIs rapidly degrade in the presence of stomach acid, current oral PPI products have an enteric coating to protect the drug from acid degradation. The enteric coating is designed to remain intact in the highly acidic stomach. Once the stomach empties its contents into the less acidic small intestine, the enteric coating begins to dissolve, allowing the PPI to be absorbed into the bloodstream. This results in a delay in the absorption of the PPI. The enteric-coated PPI reaches peak blood levels generally one and one-half to three hours after the initial dose, thereby delaying the inhibition of acid.

      In 2000, antacids were combined with H2-receptor antagonists for the treatment of heartburn. These are the first marketed products combining a rapid-acting acid-neutralizing agent with an acid-inhibiting agent. These over-the-counter products are limited by the inherent shortcomings of H2-receptor antagonists, the need for patients to take multiple doses each day and the lack of a prescription-strength product.

      Erosive Esophagitis (EE). Erosive esophagitis is characterized by erosions and ulcers from the repeated exposure of the esophagus to acid and develops in as many as 10 million patients in the U.S. EE may or may not be accompanied by heartburn, and is typically diagnosed by a gastroenterologist through a procedure known as endoscopy. An 8-week course of therapy with PPIs will generally be effective in healing erosions associated with EE. Surgery may be required if the esophagus becomes extremely damaged.

      Peptic Ulcer Disease. Peptic ulcer disease is defined as either gastric ulcers or duodenal ulcers or erosions in the stomach or duodenum, respectively. These ulcers may be caused by a combination of gastric acid and bacterial infection or may result from the use of other medications such as nonsteroidal anti-

inflammatory drugs. There are approximately 5 million patients with peptic ulcer disease in the U.S. Most patients with peptic ulcer disease are referred to a gastroenterologist who will perform an endoscopy to determine the extent and severity of the disease. Based on the assessment of the disease, the gastroenterologist will prescribe a course of treatment, usually a PPI, to be taken daily for up to eight weeks.

      Upper GI Bleeding. Trauma or illness may result in increased exposure of the upper GI tract to acid, which may result in clinically significant bleeding from ulcers or erosions. If bleeding occurs, a patient could require blood transfusions or surgery. While the number of critically ill patients who are at risk for upper GI bleeding is difficult to estimate, there are approximately 4 million patients admitted to hospital intensive care units, or ICUs, every year, including approximately 1.5 million higher-risk, multi-trauma patients in the U.S. who require mechanical ventilation. Many hospitals pre-treat ICU patients because if upper GI bleeding develops, it may result in the need for blood transfusions or in some cases surgery with a high mortality rate. Moreover, patients who develop upper GI bleeding will require further treatment resulting in additional time in the ICU. Therefore, to prevent the additional costs of extended stays in the ICU, many hospitals choose to prophylactically treat these patients.

      The only currently approved product for the prevention of upper GI bleeding in critically ill patients is intravenous, or IV, cimetidine, an H2-receptor antagonist. While not approved for this indication, other IV H2-receptor antagonists are currently being used off-label to treat these patients. In addition, currently approved PPI products are being used off-label to treat these patients. For example, pantoprazole, a currently marketed PPI, is available in an IV formulation, but is not approved to be used for this indication. Current oral PPIs are also used off-label, however, they are difficult to administer to critically ill patients, who are often unable to swallow solid PPIs and require drug administration through a tube passing through the nose into the stomach, or nasogastric tube. When physicians attempt to dissolve enteric-coated PPIs in water and administer them through a nasogastric tube, the enteric coating becomes sticky and clogs the tube, resulting in suboptimal dosing.

Our Product Candidates

Rapinex Product Differentiation

      Our current three product candidates, Rapinex powder-for-suspension, Rapinex capsule and Rapinex chewable tablet, are proprietary immediate-release formulations of omeprazole. These product candidates are intended to treat or prevent a variety of upper GI diseases and disorders including heartburn, GERD, EE, upper GI bleeding and peptic ulcer diseases. PPIs enjoy widespread use due to their potent acid suppression, demonstrated safety and once-a-day dosing. However, all currently marketed PPIs are available for oral use only in delayed-release, enteric-coated formulations. While the enteric coating protects the PPI from acid degradation, it also results in a delay in the onset of action. We believe that our product candidates will provide rapid reduction in gastric acidity, while maintaining a therapeutic effect and duration similar to delayed-release PPIs, and so will be desirable to physicians and patients.

      Specifically, we believe our proprietary immediate-release formulations will provide the following distinct features:

•	Immediate Release — Our product candidates utilize one or more antacids instead of delayed-release, enteric coatings to protect the omeprazole from acid degradation, providing for more rapid absorption of the omeprazole into the bloodstream. Due to the neutralization of acid in the esophagus and stomach, the non-enteric-coated, acid labile omeprazole is protected from acid degradation. The immediate-release omeprazole is then rapidly absorbed in the bloodstream with peak levels occurring within approximately 30 to 45 minutes after dosing. This compares to average peak absorption of approximately one and one-half to three hours after the initial dose for enteric-coated PPIs.

•	Therapeutic Effect and Duration — Our product candidates maintain a therapeutic effect and duration similar to delayed-release PPIs and, thus, allow once-a-day dosing.

•	Variety in Formulation — We are developing a variety of formulations including powder-for-suspension, capsule and chewable tablet. In addition to providing alternative formulations for use in the general adult population, one or more of our formulations may address the needs of specific patient populations such as pediatric, elderly and hospitalized patients.

•	Potential for Expanded Indications — We plan to pursue expanded indications and uses for our product candidates based on their specific features and benefits. We have completed a pivotal Phase III clinical trial evaluating Rapinex powder-for-suspension 40mg for the prevention of upper GI bleeding in critically ill patients and have submitted an NDA seeking approval for this indication. None of the currently marketed PPIs has been approved for this indication.

Rapinex Product Family

      The following table summarizes certain information regarding our current product candidates:

Product Candidate	Dose	Potential Indications	Status

Rapinex powder-for- suspension	20mg	Heartburn/ GERD, EE, DU	NDA submitted on August 15, 2003
	40mg	Prevention of Upper GI Bleeding in Critically Ill Patients, GU	NDA submitted on February 26, 2004

Rapinex capsule	20mg/40mg	Heartburn/ GERD, EE, DU, GU	Pivotal PK/PD clinical trials planned to start in 2004

Rapinex chewable tablet	20mg/40mg	Heartburn/ GERD, EE, DU, GU	Pivotal PK/PD clinical trials planned to start in 2004

      We refer to our planned PK/PD clinical trials for Rapinex capsule and Rapinex chewable tablet as pivotal because we believe these trials will form the primary basis for seeking approval for the specified indications.

      Rapinex (immediate-release omeprazole) powder-for-suspension

      Our first product candidate, Rapinex powder-for-suspension is immediate-release omeprazole which utilizes sodium bicarbonate, an antacid, instead of an enteric coating to protect the omeprazole from acid degradation. Rapinex powder-for-suspension is intended to provide the benefits of delayed-release omeprazole — potent acid suppression, demonstrated safety and once-a-day dosing — with the added advantage of rapid reduction in gastric acidity. When constituted with water to form a uniform suspension prior to administration, the formulation rapidly neutralizes acid in the esophagus and stomach, allowing the immediate release of omeprazole into the bloodstream that we believe will provide rapid reduction in gastric acidity and sustained heartburn relief. We are developing 20mg and 40mg dose strengths of this product candidate. In addition to use in the general adult population, our suspension formulation is designed to be easily administered to critically ill patients via a nasogastric tube and may also be appropriate for patients who have difficulty swallowing a capsule or a tablet, such as pediatric or elderly patients.

      We submitted our first NDA for Rapinex powder-for-suspension 20mg in August 2003. In this NDA, we are seeking initial indications for the treatment of heartburn and symptoms related to GERD, treatment and maintenance of healing of EE and treatment of DU. We submitted our second NDA for Rapinex powder-for-suspension 40mg in February 2004. In this NDA, we are seeking initial indications for the prevention of upper GI bleeding in critically ill patients and the treatment of GU. We anticipate the FDA will complete its review or otherwise respond to our submissions in June 2004 (for the 20mg NDA) and December 2004 (for the 40mg NDA) pursuant to the FDA’s policies adopted under the Prescription Drug User Fee Act, or PDUFA. The review process and the target response date under PDUFA may be extended if the FDA requests or we otherwise provide additional information or clarification regarding information already provided in the submission. We cannot be certain as to the time the FDA will require to review our submissions or whether the FDA ultimately will approve our submissions. According to the FDA, the median approval time for NDAs approved during calendar year 2003 was approximately 15 months. Our goal, should we receive approval of one or more of our NDAs, is to commercially launch the approved product within three to four months following receipt of the approval.

      In support of our NDA submissions, we completed in 2002 two pivotal PK/PD clinical trials comparing the 20mg dosage strength and 40mg dosage strength of Rapinex powder-for-suspension to Prilosec 20mg and 40mg delayed-release capsules, respectively, given prior to a meal for seven days. The PK portion of these studies measured various aspects of blood levels of omeprazole. The PD portion of these studies measured acid control over a 24-hour period. Each study was conducted by a third party in at least 24 subjects. The results indicated that both the 20mg and 40mg dosage strengths of our Rapinex powder-for-suspension product candidate produced peak blood levels of omeprazole within 30 minutes of dosing, as compared with peak blood levels of omeprazole within approximately one and one-half hours for Prilosec, due to the immediate-release profile of our formulation. The duration of effect on acid concentration in the stomach was similar for Rapinex powder-for-suspension and Prilosec. The data from the 20mg PK/PD clinical trial provided the basis for our first NDA submission.

      In addition, in June 2003, we completed a multi-center Phase III clinical trial evaluating Rapinex powder-for-suspension 40mg for the prevention of upper GI bleeding in critically ill patients. Given the serious condition of the patient population, the blinded clinical trial compared Rapinex powder-for-suspension, administered through a nasogastric tube, with IV cimetidine, a H2-receptor antagonist, rather than a placebo. IV cimetidine is the only drug currently approved by the FDA for the prevention of upper GI bleeding in critically ill patients. A total of 359 mechanically-ventilated, critically-ill patients at approximately 50 sites participated in this trial. The primary endpoint of the study, the occurrence of clinically significant bleeding, was the same as that used in the IV cimetidine trial which led to its approval. In the trial, 10 patients treated with IV cimetidine experienced clinically significant bleeding, compared to seven patients treated with Rapinex powder-for-suspension, demonstrating that Rapinex powder-for-suspension was not inferior to IV cimetidine in preventing upper GI bleeding in critically ill patients. There was additional upper GI bleeding in this trial that did not meet the primary endpoint, but that may have been clinically meaningful (58 patients in the IV cimetidine group compared with 34 patients in the Rapinex group). This difference was statistically significant. The data from our Phase III trial, as well as the data from the 40mg PK/PD clinical trial, provided the basis for our second NDA submission.

      As additional support for Rapinex powder-for-suspension 40mg, we conducted an open-label clinical trial in approximately 240 patients, including approximately 95 patients with gastric ulcers, to collect safety data related to this product candidate over an 8-week treatment period, including any potential side effects or other adverse events. We conducted this clinical trial at the FDA’s request because the maximum omeprazole blood concentration for our 40mg formulation was higher than that for Prilosec 40mg, although similar to maximum blood concentrations resulting from approved higher doses of Prilosec. We initiated this clinical trial in October 2003 and completed enrollment in December 2003. We are in the process of compiling and analyzing the data from this trial, and are planning on providing this data to the FDA when we have completed our analysis.

      We also intend to explore the extent to which the Rapinex powder-for-suspension product candidate may be appropriate for other upper GI diseases and disorders or patient populations.

          Rapinex (immediate-release omeprazole) capsule

      Our second product candidate, Rapinex capsule, is immediate-release omeprazole which will utilize one or more antacids, instead of an enteric coating to protect the omeprazole from acid degradation. Like Rapinex powder-for-suspension, Rapinex capsule is intended to provide the benefits of delayed-release omeprazole — potent acid suppression, demonstrated safety and once-a-day dosing — with the added advantage of rapid reduction in gastric acidity. When the capsule is swallowed, the formulation is expected to rapidly neutralize acid in the stomach, allowing the immediate release of omeprazole into the bloodstream that we believe will provide rapid reduction in gastric acidity and sustained heartburn relief. We are developing 20mg and 40mg dose strengths of this product candidate. We expect the capsule product candidate to provide a convenient and familiar dosage alternative for many patients.

      We have initiated pilot PK clinical trials with several different prototype formulations of the Rapinex capsule product candidate in order to choose a formulation for use in our pivotal PK/PD clinical trials, which we plan to initiate in 2004. Our pilot PK trials measure levels of omeprazole in the blood typically in five to ten subjects and have been conducted outside the U.S. To prepare for the pilot clinical trials, we conducted over 250 laboratory studies to determine optimal antacid ratios and mixtures. This assessment included evaluation of disintegration time, dissolution and acid neutralization capacity. Following completion of our pilot clinical trials, we plan to initiate pivotal PK/PD clinical trials for the 20mg and 40mg dose strengths of the Rapinex capsule product candidate.

      If we complete our formulation development and the pivotal PK/PD clinical trials prove successful, we plan to pursue approval for Rapinex capsule for the treatment of heartburn and symptoms related to GERD, treatment and maintenance of healing of EE and treatment of DU and GU. We also intend to initiate clinical trials for other upper GI diseases and disorders which may help to further differentiate Rapinex capsule from the currently marketed delayed-release PPIs.

          Rapinex (immediate-release omeprazole) chewable tablet

      Our third product candidate, Rapinex chewable tablet, is immediate-release omeprazole which, like Rapinex capsule, will utilize one or more antacids instead of an enteric coating to protect the omeprazole from acid degradation. Like the Rapinex powder-for-suspension and capsule forms, Rapinex chewable tablet is intended to provide the benefits of delayed-release omeprazole — potent acid suppression, demonstrated safety and once-a-day dosing — with the added advantage of rapid reduction in gastric acidity. When the tablet is chewed and swallowed, the formulation is expected to rapidly neutralize acid in the esophagus and stomach, allowing the immediate release of omeprazole into the bloodstream that we believe will provide rapid reduction in gastric acidity and sustained heartburn relief. We are developing 20mg and 40mg dose strengths of this product candidate. We expect the chewable product candidate to provide yet another convenient dosage form for many patients, including patients who have difficulty swallowing a capsule or a tablet, such as pediatric and elderly patients.

      We have initiated pilot PK clinical trials with several different prototype formulations of the Rapinex chewable tablet product candidate in order to choose a formulation for use in our pivotal PK/PD clinical trials, which we plan to initiate in 2004. Our pilot PK trials measure levels of omeprazole in the blood typically in five to ten subjects and have been conducted outside the U.S. To prepare for the pilot clinical trials, we conducted many laboratory studies to determine optimal antacid ratios and mixtures. This assessment included evaluation of disintegration time, dissolution, acid neutralization capacity, hardness and friability. Following completion of our pilot clinical trials, we plan to initiate pivotal PK/PD clinical trials for the 20mg and 40mg dose strengths of the Rapinex chewable tablet product candidate.

      If we complete our formulation development and the pivotal PK/PD clinical trials prove successful, we plan to pursue approval for Rapinex chewable tablet for the treatment of heartburn and symptoms related to GERD, treatment and maintenance of healing of EE and treatment of DU and GU. We also intend to initiate clinical trials for other upper GI diseases and disorders which may help to further differentiate Rapinex chewable tablet from the currently marketed delayed-release PPIs.

TAP Pharmaceutical Products Agreement

      In June 2002, we entered into a strategic sublicense agreement with TAP. Under the agreement, we granted TAP the North American rights to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole, its patented PPI marketed under the name Prevacid, and derivatives of lansoprazole. TAP had sales of Prevacid in North America of approximately $4.0 billion in 2003 according to IMS Health. This sublicense is exclusive with respect to lansoprazole and non-exclusive with respect to derivatives of lansoprazole. We believe that if TAP successfully develops and commercializes one or more new products based on our licensed patent rights, TAP’s commercialization efforts will, in addition to providing revenue to us, help drive market acceptance of immediate-release PPI products.

      Under the agreement, TAP is required to pay a combination of fees with respect to lansoprazole and any derivatives of lansoprazole, including an upfront payment and milestone payments that may exceed

$100 million. In addition, we are entitled to royalties on any future sales of TAP’s improved PPI formulations based on the licensed technology in the U.S. and Canada. The milestone fees and royalty rates will be subject to adjustment during the term of the agreement based on a number of factors, including whether we commercialize or license an improved formulation of any PPI other than omeprazole. We paid 15% of the upfront sublicense fee to the University of Missouri and are also obligated to pay 15% of any milestone payments, as well as share a portion of any royalty payments, we receive from TAP pursuant to our license with the University of Missouri. In order for us to receive milestone fees in excess of $100 million under the agreement with TAP, TAP would generally need to develop and receive NDA approval for one immediate-release lansoprazole product and either TAP would need to also conduct development activities for an immediate-release lansoprazole derivative product or Takeda Chemical Industries, Ltd. would need to exercise its option and receive NDA approval for lansoprazole or lansoprazole derivative products outside North America, as described more fully below. In addition, we must have a patent containing a valid claim covering the licensed products before we are entitled to receive milestone payments. This patent can be any of the existing patents that we already possess rights to under our agreement with the University of Missouri, or, depending on the product that TAP ultimately develops, we may need to obtain a new patent containing a valid claim.

      Pursuant to the terms of the agreement, we also granted an option to Takeda Chemical Industries, Ltd. to receive a license covering all countries outside of North America to develop, manufacture and sell products resulting from the use of our immediate-release PPI technology with lansoprazole and derivatives of lansoprazole. The rights would be exclusive with respect to lansprazole and non-exclusive with respect to derivatives of lansoprazole. In the event that Takeda exercises its option, we would be entitled to receive aggregate upfront payments of up to $5 million and aggregate milestone payments of up to $7.75 million, depending on whether Takeda exercises the option for all territories outside North America and whether Takeda is able to commercialize an immediate-release lansoprazole or lansoprazole derivative product through NDA approval.

      The agreement with TAP will remain in effect in the U.S. or Canada until there is no longer a valid claim under the patents covering the University of Missouri technology in the U.S. or Canada, respectively, upon which TAP’s improved formulation is based, which we expect will be no earlier than 2016. In addition, we have the right to terminate the agreement if TAP does not meet diligence obligations with respect to the development of an improved PPI formulation. Either TAP or we may terminate the agreement prior to its expiration under other circumstances, including bankruptcy or uncured breach of any material provision of the agreement. TAP may also terminate the agreement without cause at any time by giving us 60 days prior written notice.

      TAP has developed certain formulations under the sublicense agreement and has provided us with reports on those efforts. We believe TAP has achieved the initial development milestone under the sublicense agreement based on these reports; however, TAP’s position is that the milestone has not yet been achieved. Therefore, in August 2003, we initiated an alternative dispute resolution proceeding against TAP under the terms of the sublicense agreement. In this proceeding, we have asserted that TAP owes us $10 million in connection with the achievement of the development milestone. The sublicense agreement requires that the proceeding be conducted as binding mediation and we anticipate a final determination by the mediator in 2004. We believe the implications of this mediation, assuming TAP continues its development efforts, principally relate to the timing of this payment. Even if we do not prevail, we would still be entitled to the milestone payment from TAP if and when TAP achieves the development milestone.

Strategy

      Our goal is to become a leading specialty pharmaceutical company that acquires, develops and commercializes proprietary products for the prevention and treatment of GI diseases and disorders. Our business strategy is to develop and market proprietary pharmaceutical products with new formulations, enhanced delivery systems and expanded indications that are based on currently marketed products or compounds that otherwise have clinically demonstrated safety and efficacy. We believe this strategy will allow us to more rapidly commercialize our products with potentially reduced development risk and cost as compared with the development of new chemical entities.

      Our Rapinex product candidates are new immediate-release formulations of omeprazole, a well established compound which has been approved by the FDA and marketed for almost 15 years. For our Rapinex powder-for-suspension product candidate, we were able to move relatively quickly from product concept to NDA submission by conducting PK/PD studies comparing this product candidate to delayed-release omeprazole, without the need to conduct pre-clinical or other early stage clinical testing. Moreover, we were also able to move directly into a Phase III clinical study to further differentiate this product candidate from existing products.

      In order to continue to execute our business strategy, we intend to:

•	Expand Our Commercial Organization to Promote Our Products to Targeted Physicians Treating GI Diseases and Disorders. We intend to establish a sales force to target the highest PPI-prescribing physicians with a focus on the most active gastroenterologists, pediatric gastroenterologists, intensivists and high-prescribing primary care physicians in the U.S. With this targeted sales force, we believe we can effectively reach the physicians who are responsible for treating many patients with gastrointestinal diseases and disorders. We also believe that the combination of a sales force and our focus on the field of gastroenterology will make us an attractive co-promotion partner to other companies looking to target the GI physician community with their drug products.

•	Partner with Companies to Further Develop and Promote Our Products and Technologies in the U.S. and Internationally. We will also seek out one or more partners with demonstrated GI clinical development capabilities with the goal of generating new clinical data that will lead to the expanded usage of our products. We will also look to partner with companies that have appropriate commercial capabilities to help to promote our products and technologies to a larger target audience in the U.S. and internationally.

•	Further Expand Our Product Portfolio through Internal Development, Product Licensing and Strategic Acquisitions. We intend both to internally develop and to license and acquire additional product candidates and marketed products targeting upper and lower GI diseases and disorders. Our management team has substantial experience in product development, manufacturing, clinical development, regulatory affairs and sales and marketing through their participation at other companies in the successful development and commercialization of GI products such as Prilosec, Tagamet, Remicade, Carafate and Pentasa. We believe this experience will allow us to successfully build our business organization and distinguish us from specialty pharmaceutical companies that focus solely on the distribution of products. We also believe that this experience and expanded focus will help us identify attractive licensing and acquisition opportunities with pharmaceutical companies, biotechnology companies and universities. We are evaluating additional formulations based on our licensed technology as well as other development stage and marketed products for both upper and lower GI diseases.

Sales and Marketing

      We intend to develop a commercial sales organization to focus on the highest PPI-prescribing physicians in the U.S. with a focus on approximately 10,000 gastroenterologists and pediatric gastroenterologists and the 28,000 highest-prescribing primary care physicians. According to IMS Health, from July 2002 to July 2003, these 38,000 physicians collectively wrote prescriptions for approximately 47% of the total branded PPI prescription market. During 2003, these 38,000 physicians collectively wrote prescriptions for approximately $6.1 billion of branded PPIs, also according to IMS Health. We believe this concentration of high-volume PPI prescribers will enable us to effectively promote our products with a relatively small and concentrated sales and marketing organization.

      In preparation for the potential launch of our first product candidate, we plan to build a field sales organization comprised of approximately 230 sales representatives targeting high-prescribing physicians treating GI diseases and disorders, including gastroenterologists, primary care physicians and other specialists. In addition to the sales representatives, our field sales organization will include a national sales director, regional sales directors and district managers, as well as key account managers who will target managed care organizations. These key account managers will seek formulary acceptance from managed care organizations similar to that for branded delayed-release PPIs. We also plan to employ medical science liaisons who will target key opinion leaders. The field representatives will be positioned in major metropolitan areas across the U.S. We anticipate that the representatives will have an average of two to five years of pharmaceutical sales experience, preferably with GI products. Each member of our sales team will undergo a rigorous training program focused on our product offerings, disease background, competitive products and our sales techniques. Our program will include significant field-based learning to provide a comprehensive understanding and perspective as to the upper GI market and the needs of both physicians and patients. The field sales representatives will be compensated in part in accordance with an incentive bonus program based on performance. As we prepare for the potential launch of Rapinex powder-for-suspension 40mg following regulatory approval, we plan to add approximately 170 sales representatives, including hospital sales representatives, bringing our total targeted sales force to approximately 400. In order to successfully build a sales force, we will incur significant additional expenses associated with the recruitment, training and compensation of our new sales representatives. We expect to hire professional recruiting and search firms to help us hire the desired number and quality of sales representatives and build the remainder of our sales organization.

      We will also use a variety of marketing programs to promote our products, including sales promotional materials, journal advertising, industry publications, medical educational conferences and seminars, and electronic media. We will strive to continuously educate our sales representatives, as well as physicians and medical personnel, on the clinical merits of our product candidates.

      In addition to building our own sales and marketing organization, we are also evaluating pharmaceutical companies and contract sales organizations to assist in the commercialization of our product candidates in the U.S. and internationally. With our sales representatives, we plan to target gastroenterologists, primary care physicians and other specialists who currently write almost half of the PPI prescriptions. In order to cover all of the key PPI-prescribing physicians at the same level of reach and frequency as the other branded PPI companies, we would need to significantly expand our sales force or partner with a company with a substantial primary care sales organization. We will continue to pursue discussions with companies that would help us reach our ultimate promotional goal. Outside of the U.S., we intend to out-license distribution and marketing rights to one or more pharmaceutical companies with established sales forces in the targeted territory.

      We are currently evaluating various alternatives relating to order processing, warehousing, distribution and inventory management for our products. If any of our product candidates are approved and we are able to launch them for commercial sale, we will sell to pharmaceutical wholesalers, who in turn will distribute our products to retail pharmacies, hospitals and other institutional customers.

Manufacturing

      We rely on third parties for the manufacture of both clinical and potential commercial quantities of our product candidates, and we do not currently maintain alternative manufacturing sources for any of our product candidates. Our third-party manufacturers are subject to extensive governmental regulation. The FDA mandates that drugs be manufactured, packaged and labeled in conformity with current good manufacturing practices, or cGMP. In complying with cGMP regulations, manufacturers must continue to expend time, money and effort in production, record keeping and quality control to ensure that their services and products meet applicable specifications and other requirements. We intend to continue to outsource the manufacture and distribution of our products for the foreseeable future, and we believe this manufacturing strategy will enable us to direct our financial resources to commercialization without devoting the resources and capital required to build cGMP compliant manufacturing facilities.

      We currently rely on Patheon Inc. as our only supplier of our Rapinex powder-for-suspension product candidate. In addition to our agreements with Patheon for the clinical supply of our Rapinex powder-for-suspension product candidate, we have entered into an agreement with Patheon which provides for the commercial supply of this product candidate. The commercial supply agreement requires that we purchase a significant percentage of our requirements of this product candidate from Patheon and also obligates us to fund certain equipment purchases. This agreement has an initial five-year term beginning from the commencement of commercial manufacturing and thereafter continues in force indefinitely. Either party may terminate the agreement at any time after the initial term with 18 months written notice. We can terminate the agreement at any time if we decide to no longer market our Rapinex powder-for-suspension product with six months written notice. We can also terminate this agreement with 30 days written notice in the event any governmental agency takes any action that prevents us from purchasing or selling the product for a certain period of time. Either party may terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice within a specified time period.

      In addition, we currently rely on Union Quimico Farmaceutica, S.A., or Uquifa, as our exclusive supplier of the omeprazole active ingredient in each of our current product candidates. Under our supply agreement with Uquifa, we must purchase all of our requirements of omeprazole from Uquifa. This agreement has an initial four-year term with automatic two-year renewal terms. We can terminate the agreement upon at least 12 months notice prior to the expiration of the initial term or any extension term. In addition, we can terminate this agreement with 30 days written notice in the event any governmental agency takes any action that prevents us from purchasing or selling either omeprazole or the finished product for a certain period of time. Either party may terminate the agreement if the other party fails to perform any material term of the agreement subject to prior written notice and an opportunity to cure.

      Although there are potential sources of supply other than Patheon and Uquifa for our products and active pharmaceutical ingredients, any new supplier would be required to qualify under applicable regulatory requirements and would need to have sufficient rights under applicable intellectual property laws to the method of manufacture of such products or ingredients.

Intellectual Property

      Our goal is to obtain, maintain and enforce patent protection for our products and product candidates, compounds, formulations, processes, methods and other proprietary technologies invented, developed, licensed or acquired by us, preserve our trade secrets, and operate without infringing on the proprietary rights of other parties, both in the U.S. and in other countries. Our policy is to actively seek to obtain, where appropriate, intellectual property protection for our product candidates, proprietary information and proprietary technology through a combination of contractual arrangements and laws, including patents, both in the U.S. and elsewhere in the world. We regard the protection of patents, trademarks and other proprietary rights that we own or license as critical to our success and competitive position. Laws and contractual restrictions, however, may not be sufficient to prevent unauthorized use or misappropriation of our technology or deter others from independently developing products that are substantially equivalent or superior to our products.

      Due to the length of time and expense associated with bringing new pharmaceutical products to market, we recognize that there are considerable benefits associated with developing, licensing or acquiring products that are protected by existing patents or for which patent protection can be obtained. Although we do not currently own any issued patents, all of the product candidates we currently intend to market will incorporate patented technology owned by others that we have licensed. In addition, we have applied and intend to continue to apply for patent protection for new technology we develop whenever we determine that the benefit of patent protection outweighs the cost of obtaining patent protection.

      Our ability to assert our patents against a potential infringer depends on our ability to detect the infringement in the first instance. Many countries, including certain European countries, have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties in some circumstances (for example, the patent owner has failed to “work” the invention in that country, or the third party has patented improvements). In addition, most countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may be limited to monetary relief and may be unable to enjoin infringement, which could materially diminish the value of the patent. Compulsory licensing of life saving drugs is also becoming increasingly popular in developing countries either through direct legislation or international initiatives. Such compulsory licenses could be extended to include some of our product candidates, which could limit our potential revenue opportunities. Moreover, the legal systems of certain countries, particularly certain developing countries, do not favor the aggressive enforcement of patents and other intellectual property protections, which makes it difficult to stop infringement.

      Our success will also depend in part on our not infringing patents issued to others, including our competitors and potential competitors. If our product candidates are found to infringe the patents of others, our development, manufacture and sale of such potential products could be severely restricted or prohibited. For example, AstraZeneca may sue us for patent infringement in connection with the commercialization of our Rapinex product candidates (see discussion under “— Government Regulation — Section 505(b)(2) New Drug Applications”). Although we believe that we have meritorious defenses to any claims related to AstraZeneca’s patents, AstraZeneca may nevertheless pursue litigation against us. The outcome of any such litigation is uncertain and defending such litigation would be expensive, time-consuming and distracting to management. It is likely that in the future we will encounter other similar situations which will require us to determine whether we need to license a technology or face the risk of defending an infringement claim.

      Patent litigation can involve complex factual and legal questions and its outcome is uncertain. Any claim relating to infringement of patents that is successfully asserted against us may require us to pay substantial damages. Even if we were to prevail, any litigation could be costly and time-consuming and would divert the attention of our management and key personnel from our business operations. Furthermore, a patent infringement suit brought against us or any strategic partners or licensees may force us or any strategic partners or licensees to stop or delay developing, manufacturing or selling potential products that are claimed to infringe a third party’s intellectual property, unless that party grants us or any strategic partners or licensees rights to use its intellectual property. In such cases, we may be required to obtain licenses to patents or proprietary rights of others in order to continue to commercialize our products. However, we may not be able to obtain any licenses required under any patents or proprietary rights of third parties on acceptable terms, or at all. Even if any strategic partners, licensees or we were able to obtain rights to the third party’s intellectual property, these rights may be non-exclusive, thereby giving our competitors access to the same intellectual property. Ultimately, we may be unable to commercialize some of our potential products or may have to cease some of our business operations as a result of patent infringement claims, which could severely harm our business.

      We also depend upon the skills, knowledge and experience of our scientific and technical personnel, as well as that of our advisors, consultants and other contractors. To help protect our proprietary know-how that is not patentable, and for inventions for which patents may be difficult to enforce, we rely on trade secret protection and confidentiality agreements to protect our interests. To this end, we require our employees, consultants, advisors and certain other contractors to enter into confidentiality agreements which prohibit the disclosure of confidential information and, where applicable, require disclosure and assignment to us of the ideas, developments, discoveries and inventions important to our business. Additionally, these confidentiality agreements require that our employees, consultants and advisors do not bring to us, or use without proper authorization, any third party’s proprietary technology.

      While we intend to take the actions that we believe are necessary to protect our proprietary rights, we may not always be successful in doing so. We may be dependent on the owners of the proprietary rights we license to protect those rights. Our current licensor remains, and any future licensors may remain, responsible for the prosecution of patent applications relating to the technology licensed from them. These licensors are not our employees and we cannot control the amount or timing of resources they devote on our behalf or the priority they place on prosecuting these patent applications. In addition, we and our licensors may face challenges to the validity and enforceability of proprietary rights and may not prevail in any litigation regarding those rights. As a result, these patents may be narrowed in scope, deemed unenforceable or invalidated and may fail to provide us with any market exclusivity or competitive advantage even after our investment of significant amounts of money.

      We have received U.S. and EU trademark registration for our corporate name, Santarus, and have opposed a third-party biotechnology company’s applications for the marks “Santaris” and “Santaris Pharma” in the EU. We have applied for U.S. and EU trademark registration for the name Rapinex and for various other names. Our application for the trademark Rapinex has been opposed in the EU. In addition, in connection with our initial NDA submission for Rapinex powder-for-suspension 20mg, the FDA indicated to us that it objects to our use of the Rapinex name for our product candidates. The FDA may object to a product name if it believes there is potential for confusion with other product names or if it believes the name implies medical claims. We intend to respond to the objection in an effort to preserve the name and the resources we have already devoted to the Rapinex trademark registration. However, we may not prevail or we may determine to adopt an alternative name for our initial product candidates in the interest of time or for other reasons. If we adopt an alternative name, we would lose the benefit of our existing trademark applications for Rapinex and may be required to expend significant additional resources in an effort to identify a suitable product name that would qualify under applicable U.S. and EU trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA. Over time, we intend to introduce new trademarks, service marks and brand names and maintain registrations on trademarks that remain valuable to our business.

License Rights from the University of Missouri

      In January 2001, we entered into an exclusive, worldwide license agreement with the University of Missouri for all of its patents and pending patent applications relating to specific formulations of PPIs with antacids and other buffering agents. Currently, four U.S. patents have been issued and several U.S. patent applications and international or foreign counterpart applications are pending and are subject to this license. The four issued patents, U.S. Patent Nos. 5,840,737, 6,489,346, 6,645,988 and 6,699,885, together generally cover pharmaceutical compositions combining PPIs with buffering agents, such as antacids, and methods of treating GI disorders by administering solid or liquid forms of such compositions. U.S. Patent Nos. 5,840,737, 6,489,346 and 6,645,988 expire in July 2016. We expect that U.S. Patent No. 6,699,885 and any patents that may be issued on pending patent applications will expire no earlier than July 2016.

      Pursuant to the terms of the license agreement, we paid the University of Missouri a one-time licensing fee of $1.0 million in 2001 and a one-time $1.0 million milestone payment upon the filing of our first NDA in 2003. We are required to make additional milestone payments to the University of Missouri upon the achievement of certain regulatory events, and we are required to bear the costs of prosecuting and maintaining the licensed patents but our licensor remains responsible for prosecution of any applications. These future success-based development milestone payments may total up to $8.5 million in the aggregate, including $5.0 million upon approval in the U.S. of our first product based on the licensed technology. We are also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $86.3 million, and to pay royalties on net sales of our products. In addition, we issued to the University of Missouri 164,284 shares of our common stock in connection with the license agreement. Under the license agreement, we are permitted to sublicense our rights to third parties. We are obligated to pay to the University of Missouri a portion of any sublicense fees, milestone payments or royalties that we receive from any sublicense, including our sublicense to TAP. Under the license agreement, we are required to carry occurrence-based liability insurance with policy limits of at least $5.0 million per occurrence and a $10.0 million annual aggregate.

      The license from the University of Missouri expires in each country when the last patent for licensed technology expires in that country and the last patent application for licensed technology in that country is abandoned, provided that our obligation to pay certain minimum royalties in countries in which there are no pending patent applications or existing patents terminates on a country-by-country basis on the 15th anniversary of our first commercial sale in such country. If we fail to meet diligence obligations in specified countries, the University of Missouri can terminate our license or render it non-exclusive with respect to those countries. Our rights under this license are also generally subject to early termination under specified circumstances, including our material and uncured breach or our bankruptcy or insolvency. We can terminate this agreement at any time, in whole or in part, with 60 days written notice.

Competition

      The pharmaceutical industry is subject to intense competition and characterized by extensive research efforts and rapid technological progress. Our success will depend, in part, upon our ability to achieve market share at the expense of existing, established and future products in the relevant target markets. We face, and will continue to face, competition in the development of our product candidates from pharmaceutical and biotechnology companies, academic institutions, government agencies and research institutions. Competition in our industry occurs on a variety of fronts, including developing and bringing new products to market before others, developing new technologies to improve existing products, developing new products to provide the same benefits as existing products at lower cost and developing new products to provide benefits superior to those of existing products.

      There are many companies, both public and private, including well established pharmaceutical and biotechnology companies, that have significantly greater financial and other resources than we do, as well as academic and other research institutions, that are engaged in research and development efforts for GI diseases and disorders targeted by our product candidates. Our competitors have addressed the market for our intended initial product offerings through the development and marketing of many products, including:

          Prescription Products:

•	PPIs: AstraZeneca’s Prilosec and Nexium, TAP’s Prevacid, Wyeth’s and Altana’s Protonix and Johnson & Johnson’s and Eisai’s Aciphex, among others; and

•	H2-receptor antagonists: Merck’s Pepcid, GlaxoSmithKline’s Zantac and Tagamet and Reliant’s Axid, among others.

          Over-the-Counter Products:

•	PPIs: The Procter & Gamble Company’s Prilosec OTC;

•	H2-receptor antagonists: Pfizer’s Zantac, GlaxoSmithKline’s Tagamet, and Johnson & Johnson’s and Merck’s Pepcid AC and Pepcid Complete, among others; and

•	Antacids: Johnson & Johnson’s Mylanta, Merck’s Maalox and GlaxoSmithKline’s Gaviscon and Tums, among others.

      In addition, a number of companies and research institutions have focused research and development resources on reversible acid inhibitors, cytoprotective compounds, derivatives of current PPIs and motility agents and combinations thereof that may be utilized to treat GI diseases and disorders, and the pace of technological development and the number of product candidates may increase over the next few years.

      Our ability to compete with products that our competitors develop will depend in part on our competitors’ ability to obtain patent protection for their products and product candidates and the periods of exclusivity resulting from these patents. We cannot assure you that future patented developments by others will not render our products obsolete or noncompetitive.

      Many of the patents covering antacids and H2-receptor antagonists have expired and are subject to generic competition. In addition, among the currently-marketed PPIs, Prilosec is the only product for which the primary patent has expired. To date, three generic companies have launched generic delayed-release omeprazole products. As more PPI patents expire, we expect our competitors to compete with us by introducing additional generic products as well as allocating additional resources to research relating to potential treatments with greater potential for patent-based exclusivity, such as prodrugs and isomers of PPIs, reversible acid inhibitors and motility agents.

      We may also face competition from TAP to the extent that TAP develops and markets competitive products based on our licensed technology. Since TAP’s Prevacid is a well established product and TAP has much greater financial and other resources that we do, TAP may be able to commercialize its products more effectively than we can. As a result, we may not be able to compete successfully with TAP and our ability to gain market share for our current three product candidates could be adversely affected.

      Another basis for competition is the ability to complete the regulatory approval process and show safety and efficacy of our product candidates. If our competitors are able to complete this process more quickly than us, they will be able to gain a competitive advantage over us due to earlier entrance into the marketplace.

      In addition to competitors that develop products and product candidates through their internal or sponsored research and development, we also have competitors that strategically acquire products targeting GI diseases and disorders. In addition to the competitors currently offering PPIs, some companies that currently utilize or intend to utilize an in-licensing strategy include Aphton, Axcan Pharma, InKine Pharmaceutical, Salix Pharmaceuticals and First Horizon Pharmaceutical.

Government Regulation

      Governmental authorities in the U.S. and other countries extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, among other things, of pharmaceutical products. In the U.S., the FDA, under the Federal Food, Drug, and Cosmetic Act and other federal statutes and regulations, subjects pharmaceutical products to rigorous review. If we do not comply with applicable requirements, we may be fined, the government may refuse to approve our marketing applications or allow us to manufacture or market our product candidates, and we may be criminally prosecuted.

      We and our third-party manufacturers and clinical research organizations may also be subject to regulations under other federal, state, and local laws, including the Occupational Safety and Health Act, the Environmental Protection Act, the Clean Air Act and import, export and customs regulations as well as the laws and regulations of other countries.

FDA Approval Process

      To obtain approval of a new product from the FDA, we must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The testing and collection of data and the preparation of necessary applications are expensive and time-consuming. The FDA may not act quickly or favorably in reviewing these applications, and we may encounter significant difficulties or costs in our efforts to obtain FDA approvals that could delay or preclude us from marketing our product candidates.

      The process required by the FDA before a new drug may be marketed in the U.S. generally involves the following: completion of preclinical laboratory and animal testing in compliance with FDA regulations; submission of an investigational new drug application which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and submission and approval of an NDA by the FDA. The sponsor typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase I clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase II, in addition to safety, the sponsor evaluates the efficacy of the product on targeted indications, and identifies possible adverse effects and safety risks, in a patient population somewhat larger than Phase I clinical trials. Phase III clinical trials typically involve additional testing for safety and clinical efficacy in an expanded population at geographically-dispersed test sites.

      Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The FDA may order the temporary or permanent discontinuation of a clinical trial at any time or impose other sanctions if it believes that the clinical trial is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The Institutional Review Board, or IRB, generally must approve the clinical trial design and patient informed consent at each clinical site and may also require the clinical trial at that site to be halted, either temporarily or permanently, for failure to comply with the IRB’s requirements, or may impose other conditions.

      The applicant must submit to the FDA the results of the preclinical and clinical trials, together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA, including payment of a user fee. The FDA reviews all NDAs submitted before it accepts them for filing and may request additional information rather than accepting an NDA for filing. Once the submission is accepted for filing, the FDA begins an in-depth review of the NDA. Under the policies adopted by FDA under the Prescription Drug User Fee Act, or PDUFA, the FDA has 10 months in which to complete its initial review of the NDA and respond to the applicant. The review process and the target response date under PDUFA may be extended if the FDA requests or the NDA sponsor otherwise provides additional information or clarification regarding information already provided in the submission. If the FDA’s evaluations of the NDA and the clinical and manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure final approval of the NDA. If and when those conditions have been met to the FDA’s satisfaction, the FDA will issue an approval letter, authorizing commercial marketing of the drug for certain indications. According to the FDA, the median approval time for NDAs approved during calendar year 2003 was approximately 15 months. If the FDA’s evaluation of the NDA submission and the clinical and manufacturing procedures and facilities is not favorable, the FDA may refuse to approve the NDA or issue a not approvable letter.

Section 505(b)(2) New Drug Applications

      As an alternate path to FDA approval for new or improved formulations of previously approved products, a company may file a Section 505(b)(2) NDA. Section 505(b)(2) of the Federal Food, Drug, and Cosmetic Act was enacted as part of the Drug Price Competition and Patent Term Restoration Act of 1984, otherwise known as the Hatch-Waxman Amendments. Section 505(b)(2) permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. The Hatch-Waxman Amendments permit the applicant to rely upon certain preclinical or clinical studies conducted for an approved product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all or some of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

      To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA’s Orange Book publication. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid is called a paragraph iv certification. If the applicant does not challenge the listed patents, the Section 505(b)(2) application will not be approved until all the listed patents claiming the referenced product have expired. The Section 505(b)(2) application also will not be approved until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired.

      If the applicant has provided a paragraph iv certification to the FDA, the applicant must also send notice of the paragraph iv certification to the NDA and patent holders once the NDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a legal challenge to the paragraph iv certification. The filing of a patent infringement lawsuit within 45 days of their receipt of a paragraph iv certification automatically prevents the FDA from approving the Section 505(b)(2) NDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant. Thus, the Section 505(b)(2) applicant may invest a significant amount of time and expense in the development of its products only to be subject to significant delay and patent litigation before its products may be commercialized. Alternatively, if the listed patent holder does not file a patent infringement lawsuit within the required 45-day period, the applicant’s NDA will not be subject to the 30-month stay.

      Notwithstanding the approval of many products by the FDA pursuant to Section 505(b)(2), over the last few years, certain brand-name pharmaceutical companies and others have filed citizen petitions objecting to the FDA’s interpretation of Section 505(b)(2). In October 2003, the FDA responded to the citizen petitions and declined to alter its interpretation of Section 505(b)(2). In November 2003, Pfizer Inc. sued the FDA in the U.S. District Court for the District of Columbia to challenge the FDA’s approval of a Section 505(b)(2) NDA for a product that is a modified version of one of Pfizer’s currently marketed drugs. Pfizer alleges that the FDA improperly relied upon studies in Pfizer’s NDA to approve the competitor’s product. Recently, the FDA announced that it was staying approval of the Section 505(b)(2) NDA at issue in the Pfizer case to conduct a reevaluation of the application. The FDA also filed a motion for a stay of the Pfizer lawsuit pending the completion of this reevaluation. If the FDA does not prevail in this lawsuit, the FDA may be required to change its interpretation of Section 505(b)(2), which could delay or even prevent the FDA from approving any Section 505(b)(2) NDA that we submit.

      In August 2003 we submitted a Section 505(b)(2) NDA for our Rapinex powder-for-suspension product candidate in a 20mg dose strength and in February 2004 we submitted a section 505(b)(2) NDA for our Rapinex powder-for-suspension product candidate in a 40mg dose strength. Each of these NDAs referenced preclinical and clinical studies conducted for Prilosec. There currently are six unexpired patents listed for Prilosec in the Orange Book. Two of the patents relate to enteric-coated formulations of omeprazole and expire in 2007. The remaining four patents relate generally to omeprazole and the process for making omeprazole and expire in 2018 and 2019, including certain marketing exclusivity. Following submission of our first NDA and its filing by the FDA, we provided notice of our paragraph iv certification to AstraZeneca, the holder of the Prilosec NDA, and certain related companies holding the listed patents, which include various AstraZeneca and Merck entities. AstraZeneca did not file a patent infringement lawsuit within the required 45-day period. Therefore, our NDA for the Rapinex powder-for-suspension 20mg product candidate will not be subject to a 30-month stay. If and when our NDA for Rapinex powder-for-suspension 40mg is accepted for filing by the FDA, we will provide notice of our paragraph iv certifications to the AstraZeneca and Merck entities. We also intend to submit Section 505(b)(2) NDAs for our other Rapinex product candidates and anticipate providing similar paragraph iv certifications. Although AstraZeneca did not file a patent infringement lawsuit against us in connection with our NDA for the Rapinex powder-for-suspension 20mg product candidate within the 45-day period, it may decide to pursue litigation at any time in the future. Furthermore, AstraZeneca may file suit against us in connection with our NDA for Rapinex powder-for-suspension 40mg or our planned Section 505(b)(2) NDAs for our other Rapinex product candidates. Any such patent infringement litigation against us could result in a 30-month stay of approval for the particular NDA, would divert management’s attention and our resources and, if successful, would be materially adverse to our business.

Other Regulatory Requirements

      If the FDA approves any of our product candidates, we will be subject to a number of post-approval requirements. If we seek to make certain changes to an approved product, such as promoting or labeling a product for a new indication, making certain manufacturing changes or product enhancements or adding labeling claims, we will need FDA review and approval before the change can be implemented. While physicians may use products for indications that have not been approved by the FDA, we may not label or promote the product for an indication that has not been approved. Securing FDA approval for new indications or product enhancements and, in some cases, for manufacturing and labeling claims, is generally a time-consuming and expensive process that may require us to conduct clinical studies under the FDA’s investigational new drug regulations. Even if such studies are conducted, the FDA may not approve any change in a timely fashion, or at all. In addition, adverse experiences associated with use of the products must be reported to the FDA, and FDA rules govern how we can label, advertise or otherwise promote our products. The FDA also may require post-marketing testing and surveillance to monitor the effects of approved products or place conditions on any approvals that could restrict the commercial applications of these products. Regulatory authorities may withdraw product approvals or request product recalls if we fail to comply with regulatory standards or if we encounter problems following initial marketing. With respect to patented products or technologies, delays imposed by the governmental approval process may materially reduce the period during which we will have the exclusive right to exploit the products or technologies.

      In addition, we and the third-party manufacturers on which we rely for the manufacture of our products are subject to requirements that drugs be manufactured, packaged and labeled in conformity with cGMP. To comply with cGMP requirements, manufacturers must continue to spend time, money and effort to meet requirements relating to personnel, facilities, equipment, production and process, labeling and packaging, quality control, recordkeeping and other requirements. The FDA periodically inspects drug manufacturing facilities to evaluate compliance with cGMP requirements.

      Outside of the U.S., our ability to market our products will also depend on receiving marketing authorizations from the appropriate regulatory authorities. The foreign regulatory approval process includes all of the risks associated with the FDA approval described above. The requirements governing the conduct of clinical trials and marketing authorization vary widely from country to country.

Employees

      As of February 29, 2004, we had 70 employees. A total of 35 employees were engaged in research and development, seven of whom hold Ph.D., M.D., Pharm.D. or equivalent degrees, 21 were in sales, marketing and business development, and 14 were in administration and finance. None of our employees is represented by a labor union. We have not experienced any work stoppages and consider our relations with our employees to be good.

Facilities

      Our corporate headquarters facility consists of approximately 24,000 square feet in San Diego, California. We lease our corporate headquarters facility pursuant to a lease agreement that expires in March 2008. To the extent that our first product candidate is approved and we move forward with commercialization, we believe that we will need to lease additional office space.

Litigation

      We are not currently a party to any material legal proceedings.

MANAGEMENT

Executive Officers, Senior Management and Directors

      The following table sets forth certain information concerning our executive officers, senior management and directors:

Name	Age	Position

Gerald T. Proehl	44	President, Chief Executive Officer and Director
Debra P. Crawford	46	Senior Vice President, Chief Financial Officer, Treasurer and Secretary
William C. Denby, III	48	Senior Vice President, Commercial Operations
Warren E. Hall	51	Senior Vice President, Manufacturing and Product Development
Bonnie Hepburn, M.D.	62	Senior Vice President, Drug Development and Chief Medical Officer
Julie A. DeMeules	51	Vice President, Human Resources
Jonathan M. Hee	45	Vice President, Commercial Affairs
Thomas J. Joyce	44	Vice President, Marketing and National Accounts
C. Christine Simmons, Pharm.D.	46	Vice President, Regulatory Affairs and Quality Assurance
David F. Hale(1)(2)	55	Chairman of the Board of Directors
Rodney A. Ferguson, J.D., Ph.D.(3)	47	Director
Maxine Gowen, Ph.D.(1)	45	Director
Michael E. Herman(1)(2)	62	Director
Arthur J. Klausner(2)(3)	43	Director
Frederik Vincent van der Have(2)(3)	53	Director

(1)	Member of the compensation committee.

(2)	Member of the audit committee.

(3)	Member of the nominating/corporate governance committee.

      Gerald T. Proehl has served as our President and Chief Executive Officer and as a director since January 2002. From March 2000 through December 2001, Mr. Proehl was our President and Chief Operating Officer. From April 1999 to March 2000, Mr. Proehl was our Vice President, Marketing and Business Development. Prior to joining Santarus, Mr. Proehl was with Hoechst Marion Roussel, Inc., a global pharmaceutical company, for 14 years, where he served in various capacities in multiple therapeutic areas including gastrointestinal, cardiovascular, wound care and central nervous system, and from March 1997 to April 1999 served as Vice President of Global Marketing. While at Hoechst Marion Roussel, Mr. Proehl oversaw the co-promotion of Prilosec® by Hoechst Marion Roussel and Astra Merck Inc. and was responsible for marketing Carafate® and Pentasa®. Mr. Proehl holds a B.S. in Education from the State University of New York at Cortland, an M.A. in exercise physiology from Wake Forest University and an M.B.A. from Rockhurst College.

      Debra P. Crawford joined Santarus in November 2000 as Vice President, Chief Financial Officer, Treasurer and Secretary and was promoted to Senior Vice President, Chief Financial Officer, Treasurer and Secretary in December 2003. Prior to joining Santarus, Ms. Crawford served as Vice President, Chief Financial Officer and Treasurer from July 1998 to May 2000 for Women First HealthCare, Inc., a specialty healthcare company. Ms. Crawford was also Assistant Secretary of Women First from July 1998 to February 1999 and Secretary from March 1999 to May 2000. From May 2000 to October 2000 and from March 1997 to August 1998, Ms. Crawford was self-employed and provided financial consulting services in the area of corporate development and in the capacity of acting chief financial officer. Ms. Crawford also served as Chief Financial Officer, Vice President of Finance and Administration and Treasurer of IVAC Holdings, Inc. from January 1996 to December 1996 and of IVAC Medical Systems, Inc., a medical device company, from

January 1995 to December 1996. From September 1981 to December 1994 Ms. Crawford served in various financial positions within companies of the medical device division of Eli Lilly & Company. Ms. Crawford is a certified public accountant and holds a B.S. in business administration from San Diego State University.

      William C. Denby, III joined Santarus in February 2002 as Senior Vice President, Commercial Operations. Prior to joining Santarus, from October 2001 to February 2002, Mr. Denby served as Senior Vice President of Commercial Operations of Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer Inc. From June 1997 to October 2001, Mr. Denby served as Senior Vice President and Vice President of Sales and Marketing for Agouron. From January 1995 to June 1997 Mr. Denby served as Senior Director of Sales and Marketing and Senior Director, Commercial and Marketing Affairs for Agouron. Prior to that, Mr. Denby was at Marion Laboratories for 18 years, holding various positions in corporate finance, strategic planning, and sales and marketing. While at Marion Laboratories, Mr. Denby was responsible for promoting a diverse product line which included brands such as Cardizem®, Nicorette® and the duodenal ulcer drug Carafate®, and he helped secure managed care formulary acceptance for these products. Mr. Denby holds a B.A. in English from the State University of New York at Fredonia and an M.B.A. from Rockhurst College.

      Warren E. Hall joined Santarus in July 2001 as Vice President, Manufacturing and Product Development and was promoted to Senior Vice President, Manufacturing and Product Development in December 2003. Prior to joining us, Mr. Hall served as Senior Director of Development from July 2000 to July 2001 at Dura Pharmaceuticals, a specialty pharmaceutical company that was acquired by Elan Corporation, plc, a pharmaceutical company. Mr. Hall served as Senior Director of Program Management for the pulmonary group at Dura from February 1999 to July 2000, and as Senior Director of Manufacturing from July 1998 to February 1999. From November 1995 to June 1998, Mr. Hall served as Director of Manufacturing Operations at Cell Therapeutics, Inc., a cancer treatment company. Prior to Cell Therapeutics, Mr. Hall was with Mallinckrodt, Inc., a pharmaceutical and specialty chemical company, for 17 years, serving in various capacities, most recently as Director of Worldwide Manufacturing. Mr. Hall holds a B.A. in chemistry and biology from Greenville College and an M.S. in organic chemistry from Southern Illinois University.

      Bonnie Hepburn, M.D. has served as our Vice President, Drug Development since January 2001 and as our Chief Medical Officer since October 1998, working part-time for us between October 1998 and February 2001. Dr. Hepburn was promoted to Senior Vice President, Drug Development in December 2003. Prior to joining the company, Dr. Hepburn was Vice President of Clinical Development at La Jolla Pharmaceutical Company from April 1996 to March 2000, where she was responsible for clinical research, toxicology and regulatory affairs. Prior to that, Dr. Hepburn was Director of Immunology Clinical Research at Centocor, Inc., a healthcare company, from 1994 to 1995. From 1987 to 1994, Dr. Hepburn held various positions at Ciba-Geigy Pharmaceuticals Division of Novartis AG, a pharmaceutical company, including Head of Inflammation, Bone and Allergy Clinical Research, Executive Director of Anti-inflammatory Research and Director of Regulatory Affairs. Since November 1997, Dr. Hepburn has held an unsalaried position of Clinical Professor in the Department of Medicine at the University of California, San Diego. In addition, from 1980 to 1983, Dr. Hepburn served as a member and in 1983 as the chairman of the FDA arthritis advisory committee. Dr. Hepburn holds a B.A. in zoology and physiology from Wellesley College and an M.D. from the University of Pennsylvania School of Medicine.

      Julie A. DeMeules joined Santarus in January 2004 as Vice President, Human Resources. From January 2000 to November 2003, Ms. DeMeules served as Vice President, Human Resources at Quidel Corporation, a manufacturer and distributor of medical diagnostic products. From February 1991 to January 2000, Ms. DeMeules was employed with Advanced Tissue Sciences, a biotechnology company, most recently serving as Vice President, Human Resources. Prior to joining Advanced Tissue Sciences, Ms. DeMeules served as Director of Human Resources at Square D Corporation, a provider of electrical products from June 1990 to February 1991. Prior to joining Square D Corporation, Ms. DeMeules served for several years as Vice President of Human Resources of Signet Armorlite, Inc., a manufacturer and distributor of ophthalmic lenses and supplies. Ms. DeMeules holds a B.A. in Business Administration from the University of San Diego and an M.B.A. from San Diego State University.

      Jonathan M. Hee joined Santarus in January 2004 as Vice President, Commercial Affairs. From October 2000 to December 2003, Mr. Hee served as Vice President, Sales and Marketing Services at Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer, Inc. From October 1996 to October 2000, Mr. Hee served as Director and Senior Director, Sales and Marketing Services for Agouron. Mr. Hee was a Senior Manager of Segment Marketing for Agouron from November 1995 to October 1996. Prior to joining Agouron, Mr. Hee was with Gensia, Inc., a cardiovascular and multi-source injectable drug company, where he held various management roles including Associate Director positions in marketing and market planning. Mr. Hee holds a B.S. in Chemical Engineering from Stanford University and an M.B.A. from Harvard University.

      Thomas J. Joyce joined Santarus in January 2004 as Vice President, Marketing and National Accounts. From April 2002 to January 2004, Mr. Joyce served as Senior Director, Marketing at Neurocrine Biosciences, Inc., a drug discovery and development company. From July 1999 to March 2002, Mr. Joyce served as Senior Director, Global Marketing Planning of Agouron Pharmaceuticals, Inc., a provider of HIV and other specialty pharmaceutical products that was acquired by Pfizer, Inc. From September 1997 to June 1999 and from May 1996 to August 1997, Mr. Joyce served as Associate Director of Corporate Development and Senior Market Manager, respectively, of Agouron. Prior to joining Agouron, Mr. Joyce held various sales and sales management positions at Hoechst Marion Roussel. Mr. Joyce holds a B.A. in Psychology from the University of Dayton.

      C. Christine Simmons, Pharm.D. joined Santarus in November 2001 as Vice President, Regulatory Affairs and Quality Assurance. From October 1994 to October 2001, Dr. Simmons was at Bausch & Lomb Incorporated, a pharmaceutical and medical device company, serving as Global Vice President of Drug Regulatory Affairs from November 1997. From April 1991 to October 1994, Dr. Simmons held Assistant Director and Associate Director positions with regulatory responsibility with Bayer AG, a pharmaceutical company, and from 1987 to 1991 served as a Regulatory Affairs Associate and Senior Regulatory Affairs Associate with Mallinckrodt Medical, Inc. Dr. Simmons holds a Doctor of Pharmacy degree from the University of Nebraska.

      David F. Hale has been Chairman since February 2004 and has served as a member of our board of directors since June 2000. Since October 2000, Mr. Hale has served as President and Chief Executive Officer and since December 2000 as a director of CancerVax Corporation, a biotechnology company specializing in the treatment and control of cancer. Prior to joining CancerVax Corporation, Mr. Hale served as President and Chief Executive Officer and a director of Women First HealthCare, Inc., a specialty healthcare company, from January 1998 to May 2000. From May 1987 to October 1997, he served as Chairman, President and Chief Executive Officer of Gensia Sicor Inc., formerly Gensia Inc., a specialty pharmaceutical company and from February 1987 to September 1994 served as Chairman of Viagene, Inc., a biotechnology company. Mr. Hale joined Hybritech, Incorporated, a biotechnology company, in 1982 and served as President and a Director until May 1987. Mr. Hale holds a B.A. in biology and chemistry from Jacksonville State University.

      Rodney A. Ferguson, J.D., Ph.D. has served as a member of our board of directors since February 2001. Dr. Ferguson has been a Partner at JPMorgan Partners, the private equity group of JPMorgan Chase & Co., a financial services company, since January 2001. From July 1999 to December 2000, Dr. Ferguson was a Partner at InterWest Partners, a venture capital company focusing on medical technology companies, and from June 1988 to July 1999 he served in various positions at Genentech, Inc., a biotechnology company, including Senior Corporate Counsel and Senior Director of Business Development. Dr. Ferguson has served as a director of Corgentech Inc. since November 2000 and as Chairman of the Board since August 2002. Dr. Ferguson holds a B.S. in biochemistry from the University of Illinois, a Ph.D. in biochemistry from the State University of New York at Buffalo and a J.D. from Northwestern University.

      Maxine Gowen, Ph.D. has served as a member of our board of directors since April 2003. Since July 2002, Dr. Gowen has been the President, a Trustee and Partner of S.R. One Limited, a venture capital firm and wholly-owned affiliate of GlaxoSmithKline, a healthcare company. From May 1992 to June 2002, Dr. Gowen served in various positions at GlaxoSmithKline and its predecessor SmithKline Beecham Pharmaceuticals, including Vice President of Genetics and Discovery Ventures at GlaxoSmithKline from September 2001 to June 2002, Vice President of Musculoskeletal Diseases Drug Discovery at

GlaxoSmithKline from January 2001 to September 2001, and Group Director of Cellular Biochemistry at SmithKline Beecham Pharmaceuticals from May 1992 to December 2000. Prior to joining SmithKline Beecham she held a tenured Senior Lectureship in Pharmacology at the University of Bath, UK. She holds a B.Sc. from the University of Bristol, UK, a Ph.D. from the University of Sheffield, UK, and an M.B.A. from the Wharton School of Business, University of Pennsylvania.

      Michael E. Herman has served as a member of our board of directors since September 2003. From January 1992 to December 2000, Mr. Herman was President of the Kansas City Royals Baseball Club. From January 1990 to December 1999, he was Chairman of the Finance and Investment Committee of the Kauffman Foundation and was its President from January 1985 to December 1990. From October 1974 to December 1990, Mr. Herman was the Executive Vice President and Chief Financial Officer of Marion Laboratories. Mr. Herman serves on the board of directors of Cerner Corporation, a health care information technology company, and also is a Trustee of Rensselaer Polytechnic Institute and the University of Chicago Graduate School of Business. Mr. Herman also served as a director of Janus Capital and Eloquent, Inc. until March 2003. Mr. Herman holds a B.S. in metallurgical engineering from Rensselaer Polytechnic Institute and an M.B.A. from the University of Chicago.

      Arthur J. Klausner has served as a member of our board of directors since March 2001. From 1990 through February 2004, Mr. Klausner was with Domain Associates, L.L.C., a venture capital firm specializing in early-stage life sciences companies, serving as a General Partner from 1997 through February 2004. Previously, Mr. Klausner spent six years at Bio/Technology magazine (now Nature Biotechnology), where as Senior Editor he researched and prepared over 200 articles concerning scientific and business aspects of applied biology. Mr. Klausner holds a B.A. in biology from Princeton University and an M.B.A. from Stanford University Graduate School of Business.

      Frederik Vincent van der Have has served as a member of our board of directors since May 2003. Since October 1998, Mr. van der Have has been a Partner with Life Science Partners, a venture capital firm investing in early stage life sciences, which he co-founded, and a Partner with Euroventures Benelux, a venture capital firm investing mainly in information technology, healthcare and biotechnology companies. In June 1998, he also co-founded a late stage venture capital fund for Ukraine with most of the funding provided by the European Bank for Reconstruction and Development in London. Mr. van der Have serves on several boards as a non-executive director and is a member of the board of the Dutch Venture Capital Association (NVP). Mr. van der Have holds an M.B.A. from Rotterdam School of Management.

Medical Advisory Board

      We have established a group of scientists to advise us on scientific, technical and commercialization issues. These advisors comprise leading scientists in the areas of gastroenterology, epidemiology and biostatistics. These advisors are:

Name	Affiliations

Stephan R. Targan, M.D., Chairman	Director, Cedars-Sinai Division of Gastroenterology; Director, Cedars-Sinai Inflammatory Bowel Disease Center; Director, Cedars-Sinai Division of Immunobiology Institute; Feintech Family Foundation Chair in Inflammatory Bowel Disease; Professor of Distinction, University of California at Los Angeles, David Geffen School of Medicine
Donald O. Castell, M.D.	Professor of Medicine and Director, Esophageal Disorders Program, Medical University of South Carolina, Charleston, SC; past President of American Gastroenterological Association
Brian G. Feagan, M.D.	Professor of Medicine and Epidemiology and Biostatistics, University of Western Ontario
M. Brian Fennerty, M.D.	Professor of Medicine and Section Chief of Gastroenterology, Oregon Health Sciences University
Jerry Gardner, M.D.	President, Science for Organizations, Inc.; Lecturer in Medicine, Columbia University College of Physicians and Surgeons; former Chief, Section of Gastroenterology, National Institutes of Health
Loren A. Laine, M.D.	Professor of Medicine, Keck School of Medicine of the University of Southern California
Joshua J. Ofman, M.D.	Assistant Professor, University of California at Los Angeles, School of Medicine; Assistant Professor, Cedars-Sinai Departments of Medicine and Health Services Research; Assistant Professor, Cedars-Sinai, Division of Gastroenterology; Head of US Health Economics and Outcomes Research, Amgen, Inc.
William J. Sandborn, M.D.	Professor of Medicine, Division of Gastroenterology and Hepatology, Mayo Clinic, Rochester, MN; Head of Inflammatory Bowel Disease Interest Group

Classified Board of Directors

      Our board of directors currently has seven members. Our amended and restated certificate of incorporation and amended and restated bylaws provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, stockholders will elect a portion of our board of directors each year. Class I directors’ terms will expire at the annual meeting of stockholders to be held in 2004, Class II directors’ terms will expire at the annual meeting of stockholders to be held in 2005 and Class III directors’ terms will expire at the annual meeting of stockholders to be held in 2006. The Class I directors are Maxine Gowen and David Hale, the Class II directors are Rodney Ferguson, Michael Herman and Arthur Klausner and the Class III directors are Gerald Proehl and Frederik Vincent van der Have. At each annual meeting of stockholders held after the initial classification, the successors to directors whose terms will then expire will be elected to serve from the time of election until the third annual meeting following election. The division of our board of directors into three classes with staggered terms may delay or prevent a change of our management or a change in control.

      In addition, our amended and restated bylaws provide that the authorized number of directors which shall constitute the whole board of directors may be changed by a resolution duly adopted by the board of directors or by the holders of at least 66 2/3% of our outstanding voting stock. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the total number of directors.

Board Committees

      Our board of directors has an audit committee, a compensation committee and a nominating/corporate governance committee.

      Audit Committee. Our audit committee currently consists of Messrs. Hale, Herman, Klausner and van der Have, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	meeting with our management periodically to consider the adequacy of our internal controls and the objectivity of our financial reporting;

•	meeting with our independent auditors and with internal financial personnel regarding these matters;

•	recommending to our board of directors the engagement of our independent auditors;

•	reviewing our audited financial statements and reports and discussing the statements and reports with our management and our independent auditors, including any significant adjustments, management judgments and estimates, new accounting policies and disagreements with management; and

•	reviewing our financial plans and reporting recommendations to our full board for approval and to authorize action.

Both our independent auditors and internal financial personnel regularly meet privately with our audit committee and have unrestricted access to this committee.

      Compensation Committee. Our compensation committee currently consists of Messrs. Hale and Herman and Dr. Gowen, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	reviewing and, as it deems appropriate, approving or recommending to our board of directors, policies, practices and procedures relating to the compensation of our directors, officers and other managerial employees and the establishment and administration of our employee benefit plans;

•	exercising authority under our employee benefit plans; and

•	advising and consulting with our officers regarding managerial personnel and development.

      Nominating/Corporate Governance Committee. Our nominating/corporate governance committee currently consists of Dr. Ferguson and Messrs. Klausner and van der Have, each of whom is a non-management member of our board of directors. The functions of this committee include:

•	reviewing and recommending nominees for election as directors;

•	assessing the performance of the board of directors; and

•	reviewing our corporate governance guidelines and considering other issues relating to corporate governance.

Director Compensation

      We currently do not pay cash compensation to non-employee directors for their service as directors. Following the consummation of this offering, we intend to compensate non-employee directors for their service on our board. Each non-employee director will be eligible to receive a quarterly retainer of $4,000, or $16,000 per year, for service on our board of directors. Each non-employee director who serves on a committee of the board of directors will also be eligible for an additional stipend of $1,000 for each committee meeting attended in person and $500 for each committee meeting attended by telephone. We also reimburse our directors for reasonable out-of-pocket expenses in connection with attending meetings of our board of directors and committees of the board of directors.

      Our directors may participate in our stock incentive plans and employee-directors may participate in our employee stock purchase plan. In 2003, we granted to our non-employee directors options to purchase an aggregate of 128,030 shares of our common stock at exercise prices ranging from $0.875 to $1.75 per share. In 2002, none of our non-employee directors were granted options to purchase common stock. Any non-employee director who is first elected to the board of directors following this offering will be granted an option to purchase 35,000 shares of our common stock on the date of his or her initial election to the board of directors. In addition, on the date of each annual meeting of our stockholders following this offering, (1) each non-employee director will be eligible to receive an option to purchase 15,000 shares of common stock, (2) the chairman of the board of directors will be eligible to receive an additional annual option to purchase 10,000 shares of common stock, (3) the chairman of our audit committee will be eligible to receive an additional annual option to purchase 5,000 shares of common stock, (4) the chairman of our compensation committee will be eligible to receive an additional annual option to purchase 5,000 shares of common stock and (5) the chairman of our nominating and corporate governance committee will be eligible to receive an additional annual option to purchase 2,500 shares of common stock. Such annual options will have an exercise price per share equal to the fair market value of our common stock on such date. In addition, each of our current non-employee directors will be granted an option to purchase 25,000 shares of common stock at an exercise price per share equal to the per share price for this offering upon and contingent upon our completion of this offering. The initial options granted to non-employee directors described above will vest in three equal annual installments on each yearly anniversary of the date of grant, subject to the director’s continuing service on our board of directors on such dates. The annual options granted to non-employee directors described above will vest in twelve equal monthly installments on each monthly anniversary of the date of grant, subject to the director’s continuing service on our board of directors (and, with respect to grants to a chairman of the board or board committees, service as chairman of the board or such committee) on such dates. The term of each option granted to a non-employee director shall be ten years. The terms of these options are described in more detail under “— Benefit Plans.”

Compensation Committee Interlocks and Insider Participation

      None of our executive officers serves as a member of the board of directors or compensation committee of any other company that has one or more executive officers serving as a member of our board of directors or compensation committee. None of the members of our compensation committee has ever been one of our officers or employees. Our full board of directors made all compensation decisions prior to the creation of our compensation committee.

Executive Compensation

      The following table provides information regarding the compensation earned during the fiscal years ended December 31, 2002 and 2003 by our Chief Executive Officer and our other four most highly compensated executive officers.

Summary Compensation Table

					Long-Term
					Compensation

		Annual Compensation			Securities
					Underlying	Other Annual
Name and Principal Position	Year	Salary	Bonus		Options(#)	Compensation(1)

Gerald T. Proehl	2003	$311,250	$138,720		602,549	—
President and Chief Executive Officer	2002	300,000	79,200		85,714	—
Debra P. Crawford	2003	234,579	87,724		188,781	—
Senior Vice President, Chief Financial Officer, Treasurer and Secretary	2002	222,417	52,229		—	—
William C. Denby, III	2003	244,547	87,985		172,160	—
Senior Vice President, Commercial Operations(2)	2002	200,185	74,285	(3)	71,428	—
Warren E. Hall	2003	217,253	81,244		164,384	—
Senior Vice President, Manufacturing and Product Development	2002	207,833	48,371		—	—
Bonnie Hepburn, M.D.	2003	257,715	96,390		182,793	—
Senior Vice President, Drug Development and Chief Medical Officer	2002	245,867	57,380		—	—

(1)	In accordance with the rules of the Securities and Exchange Commission, the other annual compensation described in this table does not include various perquisites and other personal benefits received by a named executive officer that do not exceed the lesser of $50,000 or 10% of such officer’s salary and bonus disclosed in this table.

(2)	Mr. Denby began his employment with us in February 2002.

(3)	This amount includes a hiring bonus in the amount of $20,000 earned and paid during the fiscal year ended December 31, 2002.

Option Grants in Year Ended December 31, 2003

      The following table provides information concerning individual grants of stock options made during fiscal year 2003 to each of our executive officers named in the Summary Compensation Table. All options were granted at the fair market value of our common stock, as determined by our board of directors, on the date of grant.

      Potential realizable value is based upon the assumed initial public offering price of our common stock of $12.00, which is the midpoint of the range listed on the cover of this prospectus. Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts representing hypothetical gains are those that could be achieved if options are exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are provided in accordance with rules of the Securities and Exchange Commission based on the assumed initial public offering price of $12.00 per share and do not represent our estimate or projection of the future stock price.

      The percentage of total options granted to our employees in the last fiscal year is based on options to purchase an aggregate of 1,966,189 shares of common stock granted under our option plan to our employees in fiscal year 2003. These options are fully exercisable on the date of grant but if the employee leaves us before his or her options have fully vested, we have the right to repurchase, at the exercise price, any shares that have not vested. These options are incentive stock options to the extent permitted under applicable tax laws. None of the incentive stock options are transferable during the optionee’s lifetime and there are significant limitations on the transferability of any non-qualified stock options.

	Individual Grants					Potential Realizable
						Value at Assumed
			Percent of			Annual Rates of Stock
	Number of		Total Options			Price Appreciation for
	Shares		Granted to			Option Term
	Underlying		Employees in	Exercise Price	Expiration
Name	Options		2003	Per Share	Date	5%	10%

Gerald T. Proehl	489,262	(1)	24.9%	$0.875	05/22/13	$9,136,968	$14,797,729
	113,287	(2)	5.8	3.50	12/23/13	1,818,256	3,128,987
Debra P. Crawford	132,138	(1)	6.7	0.875	05/22/13	2,467,677	3,996,514
	56,643	(2)	2.9	3.50	12/23/13	909,120	1,564,480
William C. Denby, III	115,517	(1)	5.9	0.875	05/22/13	2,157,280	3,493,812
	56,643	(2)	2.9	3.50	12/23/13	909,120	1,564,480
Warren E. Hall	107,741	(1)	5.5	0.875	05/22/13	2,012,063	3,258,627
	56,643	(2)	2.9	3.50	12/23/13	909,120	1,564,480
Bonnie Hepburn, M.D.	126,150	(1)	6.4	0.875	05/22/13	2,355,851	3,815,407
	56,643	(2)	2.9	3.50	12/23/13	909,120	1,564,480

(1)	Options vest monthly over 60 months in equal installments.

(2)	Options vest monthly over 48 months in equal installments.

Aggregated Option Exercises in the Year Ended December 31, 2003 and Year-End Option Values

      The following table provides information about option exercises in fiscal year 2003 and unexercised stock options held as of December 31, 2003 by each of our executive officers named in the Summary Compensation Table. There was no public trading market for our common stock as of December 31, 2003. Accordingly, we have based the value realized and the value of unexercised in-the-money options as of

December 31, 2003 on the assumed initial public offering price of $12.00 per share, which is the midpoint of the range listed on the cover of this prospectus, less the applicable exercise price per share, multiplied by the number of shares underlying such options. Actual gains on exercise, if any, will depend on the value of our common stock on the date on which the shares are sold. Options shown as exercisable in the table below are immediately exercisable, but we have a right to purchase the shares of unvested common stock underlying these options upon termination of the holder’s employment with us.

			Number of Securities		Value of Unexercised
	Shares		Underlying Unexercised		In-The-Money Options at
	Acquired		Options at December 31, 2003		December 31, 2003
	Upon	Value
Name	Exercise	Realized	Exercisable	Unexercisable	Exercisable	Unexercisable

Gerald T. Proehl	99,999	$1,162,488	768,263	—	$8,240,048	—
Debra P. Crawford	28,571	322,852	215,924	—	2,253,717	—
William C. Denby, III	57,142	630,705	168,589	—	1,722,490	—
Warren E. Hall	—	—	164,384	—	1,680,084	—
Bonnie Hepburn, M.D.	49,713	555,057	175,937	—	1,809,611	—

Benefit Plans

2004 Equity Incentive Award Plan

      In January 2004, we adopted our 2004 equity incentive award plan, which was approved by our stockholders in February 2004. The plan will become effective concurrently with the initial public offering of our common stock. The principal purposes of the plan are to provide incentives for our officers, employees and consultants, as well as the officers, employees and consultants of any future subsidiaries, through granting of options, restricted stock and other awards, thereby stimulating their personal and active interest in our development and financial success, and inducing them to remain in our employ or continue to provide services to us. In addition to awards made to officers, employees or consultants, the plan permits the granting of options to our directors.

      Under the plan, not more than 3,500,000 shares of common stock (or the equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights, or SARs, and other awards, or upon vesting of restricted or deferred stock awards. The number of shares initially reserved for issuance under the plan will be increased by the number of shares of common stock available for issuance and not subject to options granted under the 1998 stock option plan as of the completion of our initial public offering as well as the number of shares of common stock related to options granted under the 1998 stock option plan that are repurchased, forfeited, expire or are cancelled on or after the completion of our initial public offering. In addition, the plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the term of the plan, beginning in fiscal year 2005. The annual increase in the number of shares shall be equal to the lesser of:

•	5% of our outstanding capital stock on the first day of the fiscal year; and

•	an amount determined by our board of directors.

      The maximum number of shares that may be subject to awards granted under the plan to any individual during any calendar year cannot exceed 2,000,000 shares.

      The principal features of the plan are summarized below, but the summary is qualified in its entirety by reference to the plan, which is filed as an exhibit to the registration statement of which this prospectus is a part.

      Administration

      The compensation committee of our board of directors will administer the plan. To administer the plan, our compensation committee must consist of at least three members of our board of directors, each of whom is a “non-employee director” for purposes of Rule 16b-3 under the Securities Exchange Act of 1934, or the Exchange Act, and, with respect to awards that are intended to constitute performance-based compensation under Section 162(m) of the Internal Revenue Code of 1986, an “outside director” for the purposes of

Section 162(m). Subject to the terms and conditions of the plan, our compensation committee has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject thereto and the terms and conditions thereof, and to make all other determinations and to take all other actions necessary or advisable for the administration of the plan. Our compensation committee is also authorized to adopt, amend and rescind rules relating to the administration of the plan. Our board of directors may at any time abolish the compensation committee and revest in itself the authority to administer the plan.

                   Eligibility

      Options, SARs, restricted stock and other awards under the plan may be granted to individuals who are then our officers or other employees or any future subsidiaries’ officers or other employees. Such awards also may be granted to our directors and consultants.

                   Awards

      The plan provides that our compensation committee may grant or issue stock options, SARs, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments and other stock related benefits, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.

•	Nonqualified Stock Options, or NQSOs, will provide for the right to purchase common stock at a specified price which, except with respect to NQSOs intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code, may be less than fair market value on the date of grant (but not less than par value), and usually will become exercisable (at the discretion of our compensation committee) in one or more installments after the grant date, subject to the participant’s continued employment with us and/or subject to the satisfaction of our performance targets and individual performance targets established by our compensation committee. NQSOs may be granted for any term specified by our compensation committee.

•	Incentive Stock Options, or ISOs, will be designed to comply with the provisions of the Internal Revenue Code and will be subject to specified restrictions contained in the Internal Revenue Code. Among such restrictions, ISOs must have an exercise price not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the 10 years after the date of grant, but may be subsequently modified to disqualify them from treatment as ISOs. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire upon the fifth anniversary of the date of its grant.

•	Restricted Stock may be granted to participants and made subject to such restrictions as may be determined by our compensation committee. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions are not met. In general, restricted stock may not be sold, or otherwise transferred, until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will receive dividends, if any, prior to the time when the restrictions lapse.

•	Deferred Stock may be awarded to participants, typically without payment of consideration, but subject to vesting conditions based on continued employment or on performance criteria established by our compensation committee. Like restricted stock, deferred stock may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, deferred stock will not be issued until the deferred stock award has vested, and recipients of deferred stock generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.

•	Stock Appreciation Rights may be granted in connection with stock options or other awards, or separately. SARs granted by our compensation committee in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over the exercise price of the related option or other awards, but alternatively may be based upon criteria such as book value. Except as required by Section 162(m) of the Internal Revenue Code with respect to a SAR intended to qualify as performance-based compensation as described in Section 162(m) of the Internal Revenue Code, there are no restrictions specified in the plan on the exercise of SARs or the amount of gain realizable therefrom, although restrictions may be imposed by our compensation committee in the SAR agreements. Our compensation committee may elect to pay SARs in cash or in common stock or in a combination of both.

•	Dividend Equivalents represent the value of the dividends, if any, per share paid by us, calculated with reference to the number of shares covered by the stock options, SARs or other awards held by the participant.

•	Performance Awards may be granted by our compensation committee on an individual or group basis. Generally, these awards will be based upon specific performance targets and may be paid in cash or in common stock or in a combination of both. Performance awards may include “phantom” stock awards that provide for payments based upon increases in the price of our common stock over a predetermined period. Performance awards may also include bonuses that may be granted by our compensation committee on an individual or group basis and which may be payable in cash or in common stock or in a combination of both.

•	Stock Payments may be authorized by our compensation committee in the form of shares of common stock or an option or other right to purchase common stock as part of a deferred compensation arrangement in lieu of all or any part of compensation, including bonuses, that would otherwise be payable in cash to the key employee or consultant.

      Corporate Transactions

      In the event of a change of control where the acquiror does not assume awards granted under the plan, awards issued under the plan will be subject to accelerated vesting such that 100% of such award will become vested and exercisable or payable, as applicable. In the event of a change of control where the acquiror assumes awards granted under the plan, 50% of the awards will become vested and exercisable or payable, as applicable, and the remaining outstanding awards will become fully vested and exercisable or payable, as applicable, if the holder of any such award is terminated by the acquiror without cause or terminates employment for good reason within 12 months after a change of control.

      Under the plan, a change of control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the company of more than 50% of the voting stock of the company;

•	a merger or consolidation in which the company is a party, other than a merger or consolidation which results in our outstanding voting securities immediately before the transaction continuing to represent a majority of the voting power of the acquiring company’s outstanding voting securities;

•	the sale, exchange, or transfer of all or substantially all of the assets of the company; or

•	a liquidation or dissolution of the company.

                   Securities Laws and Federal Income Taxes

      The plan is designed to comply with various securities and federal tax laws as follows:

•	Securities Laws. The plan is intended to conform with all provisions of the Securities Act and the Exchange Act and any and all regulations and rules promulgated by the Securities and Exchange Commission thereunder, including without limitation Rule 16b-3. The plan will be administered, and options will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

•	General Federal Tax Consequences. Under current federal laws, in general, recipients of awards and grants of NQSOs, SARs, restricted stock, deferred stock, dividend equivalents, performance awards, and stock payments under the plan are taxable under Section 83 of the Internal Revenue Code upon their receipt of common stock or cash with respect to such awards or grants and, subject to

Section 162(m) of the Internal Revenue Code, we will be entitled to an income tax deduction with respect to the amounts taxable to such recipients. Under Sections 421 and 422 of the Internal Revenue Code, recipients of ISOs are generally not taxable on their receipt of common stock upon their exercises of ISOs if the ISOs and option stock are held for specified minimum holding periods and, in such event, we are not entitled to income tax deductions with respect to such exercises. Participants in the plan will be provided with detailed information regarding the tax consequences relating to the various types of awards and grants under the plan.

•	Section 162(m) Limitation. In general, under Section 162(m) of the Internal Revenue Code, income tax deductions of publicly-held corporations may be limited to the extent total compensation (including base salary, annual bonus, stock option exercises and non-qualified benefits paid) for certain executive officers exceeds $1,000,000 (less the amount of any “excess parachute payments” as defined in Section 280G of the Internal Revenue Code) in any one year. However, under Section 162(m), the deduction limit does not apply to certain “performance-based compensation” established by an independent compensation committee that is adequately disclosed to, and approved by, stockholders. In particular, stock options and SARs will satisfy the “performance-based compensation” exception if the awards are made by a qualifying compensation committee, the plan sets the maximum number of shares that can be granted to any person within a specified period and the compensation is based solely on an increase in the stock price after the grant date. Specifically, the option exercise price must be equal to or greater than the fair market value of the stock subject to the award on the grant date. Under a Section 162(m) transition rule for compensation plans of corporations which are privately held and which become publicly held in an initial public offering, the plan will not be subject to Section 162(m) until a specified transition date, which is the earlier of (1) the material modification of the plan, (2) the issuance of all employer stock and other compensation that has been allocated under the plan or (3) the first meeting of stockholders at which directors are to be elected that occurs after the close of the third calendar year following the calendar year in which the initial public offering occurs. After the transition date, rights or awards granted under the plan, other than options and SARs, will not qualify as “performance-based compensation” for purposes of Section 162(m) unless such rights or awards are granted or vest upon pre-established objective performance goals, the material terms of which are disclosed to and approved by our stockholders. Thus, we expect that such other rights or awards under the plan will not constitute “performance-based compensation” for purposes of Section 162(m).

We have attempted to structure the plan in such a manner that, after the transition date the remuneration attributable to stock options and SARs which meet the other requirements of Section 162(m) will not be subject to the $1,000,000 limitation. We have not, however, requested a ruling from the IRS or an opinion of counsel regarding this issue.

1998 Stock Option Plan

      Our 1998 stock option plan was approved by our board of directors in October 1998 and by our stockholders in November 1998. We have reserved a total of 4,171,428 shares of common stock for issuance under the 1998 plan. As of January 31, 2004, options to purchase 1,191,441 shares of common stock had been exercised, options to purchase 2,471,569 shares of common stock were outstanding and 511,351 shares of common stock remained available for grant. As of January 31, 2004, the outstanding options were exercisable at a weighted average exercise price of approximately $2.00 per share. Outstanding options to purchase an aggregate of 878,726 shares were held by employees and consultants who are not officers or directors of our company.

      After the completion of our initial public offering, no additional options will be granted under the 1998 plan and all options granted under the 1998 plan that expire without having been exercised or are forfeited or cancelled will become available for grant under the 2004 stock incentive plan.

      Awards under the 1998 plan may consist of incentive stock options, which are stock options that qualify under Section 422 of the Internal Revenue Code, or nonstatutory stock options, which are stock options that do not qualify under Section 422 of the Internal Revenue Code.

      Under the 1998 plan, the board may grant incentive stock options to employees, including officers and employee directors. Nonstatutory stock options may be granted to employees, directors and consultants. The board of directors or a committee designated by the board administers our 1998 plan, including selecting the optionees, determining the number of shares to be subject to each option, determining the exercise price of each option and determining the vesting and exercise periods of each option. The exercise price of all incentive stock options granted under our 1998 plan must be at least equal to the fair value of the common stock on the date of grant. The exercise price of all nonstatutory stock options granted under our 1998 plan shall be determined by the board, but in no event may be less than 85% of the fair value on the date of grant. With respect to any participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us, the exercise price of any incentive stock option or nonstatutory stock option granted must equal at least 110% of the fair value on the grant date. The maximum term of an incentive stock option or nonstatutory stock option must not exceed 10 years, provided, however, that the maximum term of any incentive stock option granted to participant who owns stock possessing more than 10% of the voting power of all our classes of stock or the stock of any parent or subsidiary of us must not exceed five years.

      If an optionee’s status as an employee, director or consultant terminates for any reason other than death or disability, the optionee may exercise his or her vested options generally within the three month period following the termination, or such other longer period of time as determined by our board of directors in its discretion but not later than the expiration date for the option. In the event the optionee dies while the optionee is an employee, director or consultant of our company, the options vested as of the date of death may be exercised prior to the earlier of their expiration date or six months from the date of the optionee’s death. In the event the optionee becomes disabled while the optionee is an employee, director or consultant of our company, the options vested as of the date of disability may be exercised prior to the earlier of their expiration date or six months from the date of the optionee’s disability.

      In the event of a change in control where the acquiror assumes options granted under the 1998 plan, such options will be subject to accelerated vesting such that 50% of the unvested shares subject to the options will become vested and exercisable if such options were granted after March 2002 and 100% of the unvested shares subject to the options will become vested and exercisable if such options were granted before March 2002. In the event of a change in control where the acquiror does not assume options granted under the 1998 plan, such outstanding options will become fully vested and exercisable immediately prior to the consummation of the change in control. However, assumed options will automatically become fully vested and exercisable if the optionee is terminated by the acquiror without cause or terminates employment for good reason within 12 months after a change in control.

      Under the 1998 plan, a change in control is generally defined as:

•	the direct or indirect sale or exchange in a single or series of related transactions by the stockholders of the company of more than 50% of the voting stock of the company;

•	a merger or consolidation in which the company is a party;

•	the sale, exchange, or transfer of all or substantially all of the assets of the company; or

•	a liquidation or dissolution of the company.

      The 1998 plan will terminate automatically in 2008 unless terminated earlier by our board of directors. The board of directors has the authority to amend or terminate the 1998 plan. However, no action may be taken which will adversely affect any option previously granted under the 1998 plan without the optionee’s consent. To the extent necessary to comply with applicable provisions of federal securities laws, state corporate and securities laws, the Internal Revenue Code, the rules of any applicable stock exchange or national market system, and the rules of any non-U.S. jurisdiction applicable to awards granted to residents therein, we shall obtain stockholder approval of any such amendment to the 1998 plan in such a manner and to such a degree as required.

Employee Stock Purchase Plan

      In January 2004, we adopted our employee stock purchase plan, which was approved by our stockholders in February 2004. The plan will become effective concurrently with the initial public offering of our common stock. The plan is designed to allow our eligible employees and the eligible employees of any future participating subsidiaries to purchase shares of common stock, at semi-annual intervals, with their accumulated payroll deductions.

      We have initially reserved 400,000 shares of our common stock for issuance under the plan. In addition, the plan contains an “evergreen provision” that allows for an annual increase in the number of shares available for issuance under the plan on the first day of each of our fiscal years during the term of the plan, beginning in fiscal year 2005. The annual increase in the number of shares shall be equal to the lesser of:

•	1% of our outstanding capital stock on the first day of the fiscal year; and

•	an amount determined by our board of directors.

      The plan has a series of consecutive, overlapping 24-month offering periods. The first offering period will commence on the effective date of this offering.

      Individuals scheduled to work more than 20 hours per week for more than five calendar months per year may join an offering period on the first day of the offering period or the beginning of any semi-annual purchase period within that period. Individuals who become eligible employees after the start date of an offering period may join the plan at the beginning of any subsequent semi-annual purchase period.

      Participants may contribute up to 20% of their cash earnings through payroll deductions, and the accumulated deductions will be applied to the purchase of shares on each semi-annual purchase date. The purchase price per share will be equal to 85% of the fair market value per share on the participant’s entry date into the offering period or, if lower, 85% of the fair market value per share on the semi-annual purchase date.

      If the fair market value per share of our common stock on any purchase date is less than the fair market value per share on the start date of the two-year offering period, then that offering period will automatically terminate, and a new 24-month offering period will begin on the next business day. All participants in the terminated offering will be transferred to the new offering period.

      In the event we merge with or into another corporation, sell all or substantially all of our assets, or enter into other transactions in which all of our stockholders before the transaction own less than 50% of the total combined voting power of our outstanding securities following the transaction, the outstanding rights under the plan will be assumed or an equivalent right substituted by the successor company or its parent. If the successor company or its parent refuses to assume the outstanding rights or substitute an equivalent right, then all outstanding purchase rights will automatically be exercised prior to the effective date of the transaction. The purchase price will be equal to 85% of the market value per share on the participant’s entry date into the offering period in which an acquisition occurs or, if lower, 85% of the fair market value per share on the date the purchase rights are exercised.

      The plan will terminate no later than the tenth anniversary of the plan’s initial adoption by our board of directors.

Employment Agreements and Change of Control Arrangements

Employment Agreements

      We have entered into employment agreements with Gerald T. Proehl, our President and Chief Executive Officer, Debra P. Crawford, our Senior Vice President, Chief Financial Officer, Treasurer and Secretary, William C. Denby, III, our Senior Vice President, Commercial Operations, Warren E. Hall, our Senior Vice President, Manufacturing and Product Development, Bonnie Hepburn, M.D., our Senior Vice President, Drug Development and Chief Medical Officer, and Julie DeMeules, our Vice President, Human Resources. The employment agreements are conditioned on the consummation of this offering.

      Pursuant to the employment agreements, each executive is required to devote substantially all of his or her time and attention to our business and affairs. The employment agreements set forth the executives’ base salaries. The initial base salaries of the executives called for by the employment agreements are as follows: Gerald T. Proehl ($340,000), Debra P. Crawford ($245,725), William C. Denby III ($246,456), Warren E. Hall ($227,575), Bonnie Hepburn, M.D. ($270,000) and Julie DeMeules ($191,000). The employment agreements do not provide for automatic annual increases in salary, but each employment agreement provides for annual salary reviews by the compensation committee. Each of the executives is eligible to participate in any management incentive compensation plan adopted by us or such other bonus plan as our board of directors may approve. The award of any bonus compensation is to be determined by the board of directors or pursuant to a plan approved by the board of directors. Each of the executives is an at-will employee.

      The employment agreements provide each executive with certain severance benefits in the event his or her employment is terminated as a result of his or her death or permanent disability. Specifically, in the event of such a termination, the executive or his or her estate, as applicable, shall receive 12 months of salary continuation payments, an amount equal to the average of the executive’s bonuses for the three years prior to the date of termination (for all executives other than Mr. Proehl, prorated for the period of time served by the executive during the year of termination), plus 12 months healthcare and life insurance benefits continuation at our expense. In addition, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months will immediately vest on the date of termination.

      The employment agreements also provide each executive with certain severance benefits in the event his or her employment is terminated by us other than for cause or if the executive resigns with good reason. Specifically, in the event of such a termination or resignation, all executives other than Mr. Proehl will receive 12 months of salary continuation payments, an amount equal to the average of executive’s bonuses for the three years prior to the date of termination (for all executives other than Mr. Proehl, prorated for the period of time served by the executive during the year of termination), 12 months healthcare and life insurance benefits continuation at our expense, plus $15,000 towards outplacement services. If such termination or resignation occurs more than three months prior to or more than 12 months following a change of control, that portion of the executive’s stock awards, and any unvested shares issued upon the exercise of such stock awards, which would have vested if the executive had remained employed for an additional 12 months, will immediately vest on the date of termination. With respect to Mr. Proehl, if such termination occurs within three months prior to or within 12 months following a change of control, Mr. Proehl will be entitled to receive 18 months of salary continuation payments, an amount equal to the average of his bonuses for the three years prior to the date of termination payable over an 18 month period commencing on the date of termination, 18 months healthcare and life insurance benefits continuation at our expense plus $15,000 towards outplacement services. In addition, with respect to all executives, if such termination occurs within three months prior to or within 12 months following a change of control, all of the executive’s remaining unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately vest on the date of termination and all of the executive’s cash severance payments may be paid in a lump sum rather than over the severance period, at the executive’s election.

      In addition, the employment agreements provide that, in connection with a change of control of the company, 50% of the executive’s unvested stock awards, and any unvested shares issued upon the exercise of such stock awards, will immediately become vested. This accelerated vesting is in addition to any accelerated vesting provided under our 2004 equity incentive award plan and our 1998 stock option plan.

      For purposes of the employment agreements, “cause” means the executive’s commission of an act of fraud, embezzlement or dishonesty upon us that has a material adverse impact on us, the executive’s conviction of, or plea of guilty or no contest to a felony, the executive’s ongoing and repeated failure or refusal to perform or neglect of his or her duties (where such failure, refusal or neglect continues for 15 days following the executive’s receipt of notice from our board), the executive’s gross negligence, insubordination, material violation of any duty of loyalty to us or any other material misconduct on the part of the executive, the executive’s unauthorized use or disclosure of our confidential information or trade secrets that has a material adverse impact on us or a material breach by the executive of his or her employment agreement. Prior to any determination by us that “cause” has occurred, we will provide the executive with written notice of the reasons for such determination, afford the executive a reasonable opportunity to remedy any such breach, and provide the executive an opportunity to be heard prior to the final decision to terminate the executive’s employment.

      For purposes of the employment agreements, “good reason” means a change by us in the executive’s position that materially reduces his or her duties or responsibilities, a reduction by us in the executive’s base salary or target bonus (other than pursuant to a company-wide reduction of base salaries and target bonuses for employees of the company generally), executive’s relocation by us to a facility or location more than 50 miles from executive’s principal place of employment or to a location outside of San Diego County, or our material breach of the employment agreement.

Stock Options

      We routinely grant our executive officers stock options under our stock incentive plans. For a description of the change of control provisions applicable to such stock options, see “— Benefit Plans.”

Limitation of Liability and Indemnification of Officers and Directors

      As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our amended and restated certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

      As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified.

      At present, we are not aware of any pending or threatened litigation or proceeding involving a director, officer, employee or agent in which indemnification would be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

      We have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

RELATED PARTY TRANSACTIONS

      We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arms-length transactions.

Issuances of Options

      From January 2000 to January 31, 2004, we granted options to purchase an aggregate of 2,102,544 shares of our common stock to our current directors and executive officers, including each of our executive officers named in the Summary Compensation Table, with exercise prices ranging from $0.175 to $5.25 per share.

Issuances of Preferred Stock

      In February 2001, we issued in a private placement 13,677,752 shares of our Series C preferred stock, at a purchase price of $2.43 per share, for an aggregate purchase price of approximately $33.2 million. Upon completion of this offering, these shares will convert into 5,504,071 shares of common stock.

      In April, May and June 2003, we issued in a private placement 43,900,000 shares of our Series D preferred stock, at a purchase price of $1.2557 per share, for an aggregate purchase price of approximately $55.1 million. Upon completion of this offering, these shares will convert into 12,542,697 shares of common stock.

      The purchasers of our Series C preferred stock and Series D preferred stock include, among others, the following directors and holders of more than 5% of our outstanding stock:

	Shares of Preferred Stock

Name	Series C(1)	Series D(2)

David F. Hale(3)	166,629	100,000
Rodney A. Ferguson, J.D., Ph.D.(4)	4,115,226	3,981,842
Maxine Gowen, Ph.D.(5)	—	3,981,842
Frederik Vincent van der Have(6)	—	4,459,663
Funds affiliated with Domain Partners V, L.P.(7)	4,115,226	3,981,843
Funds affiliated with Advent Venture Partners, LP(8)	3,086,420	5,574,580
Funds affiliated with The St. Paul Companies, Inc.(9)	1,535,814	9,556,424

(1)	Each share of Series C preferred stock is convertible into approximately 0.4024 shares of our common stock.

(2)	Each share of Series D preferred stock is convertible into approximately 0.2857 shares of our common stock.

(3)	Includes 166,629 shares of Series C preferred stock and 100,000 shares of Series D preferred stock held by a family trust of which Mr. Hale is a trustee. Mr. Hale is chairman of our board of directors.

(4)	Includes (a) 4,115,226 shares of Series C preferred stock and 3,136,655 shares of Series D preferred stock held by J.P. Morgan Partners (SBIC), LLC and (b) 845,187 shares of Series D preferred stock held by J.P. Morgan Partners Global Investors (SBIC), LLC. J.P. Morgan Partners (SBIC), LLC and J.P. Morgan Partners Global Investors (SBIC), LLC are indirect subsidiaries of JPMorgan Chase & Co., a publicly traded bank holding company. Dr. Ferguson, a member of our board of directors, is a managing director of J.P. Morgan Partners (SBIC), LLC and of J.P. Morgan Partners Global Investors (SBIC), LLC. Dr. Ferguson may be deemed a beneficial owner of the shares held by J.P. Morgan Partners (SBIC), LLC and J.P. Morgan Partners Global Investors (SBIC), LLC, however, the foregoing shall not be construed as an admission that Dr. Ferguson is the beneficial owner of the shares held by J.P. Morgan Partners (SBIC), LLC and J.P. Morgan Partners Global Investors (SBIC), LLC. See also Footnote 7 of the Principal Stockholders Table. Funds affiliated with J.P. Morgan Partners (SBIC), LLC beneficially own 12.6% of our capital stock prior to this offering.

(5)	Includes 3,981,842 shares held by S.R. One, Limited. Dr. Gowen, a member of our board of directors, is the president and a trustee and partner of S.R. One, Limited. Dr. Gowen disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest in the named fund. S.R. One, Limited beneficially owns 5.1% of our capital stock prior to this offering.

(6)	Includes 4,459,663 shares of Series D preferred stock held by Life Sciences Partners II B.V. Mr. van der Have, a member of our board of directors, is a partner of Life Sciences Partners II B.V. Mr. van der Have disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund. Life Sciences Partners II B.V. beneficially owns 5.7% of our capital stock prior to this offering.

(7)	Includes (a) 4,020,255 shares of Series C preferred stock and 3,889,952 shares of Series D preferred stock held by Domain Partners V, L.P. and (b) 94,971 shares of Series C preferred stock and 91,891 shares of Series D preferred stock held by DP V Associates, L.P. The managing members of One Palmer Square Associates V, L.L.C., which is the general partner of Domain Partners V, L.P. and DP V Associates, L.P., share voting and investment power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P. Funds affiliated with Domain Partners V, L.P. beneficially own 12.6% of our capital stock prior to this offering.

(8)	Includes (a) 1,561,840 shares of Series C preferred stock and 2,820,937 shares of Series D preferred stock held by Advent Private Equity Fund III “A” Limited Partnership, (b) 765,311 shares of Series C preferred stock and 1,382,278 shares of Series D preferred stock held by Advent Private Equity Fund III “B” Limited Partnership, (c) 213,482 shares of Series C preferred stock and 385,583 shares of Series D preferred stock held by Advent Private Equity Fund III “C” Limited Partnership, (d) 419,914 shares of Series C preferred stock and 758,434 shares of Series D preferred stock held by Advent Private Equity Fund III “D” Limited Partnership, (e) 60,419 shares of Series C preferred stock and 109,127 shares of Series D preferred stock held by Advent Private Equity Fund III GMBH & CO KG, (f) 50,349 shares of Series C preferred stock and 90,939 shares of Series D preferred stock held by Advent Private Equity Fund III Affiliates Limited Partnership and (g) 15,105 shares of Series C preferred stock and 27,282 shares of Series D preferred stock held by Advent Management III Limited Partnership. Patrick Lee is a general partner of Advent Venture Partners LLP. Advent Venture Partners LLP owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is the general partner of Advent Private Equity Fund III GMBH & CO KG. Advent Venture Partners LLP also owns 100% of Advent Management III Limited, which is the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III “A” Limited Partnership, Advent Private Equity Fund III “B” Limited Partnership, Advent Private Equity Fund III “C” Limited Partnership, Advent Private Equity Fund III “D” Limited Partnership and Advent Private Equity Fund III Affiliates Limited Partnership. Voting and investment power over our shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP due to the affiliate relationship described above. Each named fund disclaims beneficial ownership of the others’ shares. Funds affiliated with Advent Venture Partners LLP beneficially own 12.7% of our capital stock prior to this offering.

(9)	Includes (a) 357,718 shares of Series C preferred stock held by St. Paul Venture Capital V, LLC, (b) 7,963,686 shares of Series D preferred stock held by St. Paul Venture Capital VI, LLC, (c) 784,508 shares of Series C preferred stock and 796,369 shares of Series D preferred stock held by Fog City Fund, LLC, (d) 119,239 shares of our Series C preferred stock held by Windamere, LLC, (e) 274,349 shares of our Series C preferred stock held by Windamere II, LLC, and (f) 796,369 shares of our Series D preferred stock held by Windamere III, LLC. The St. Paul Companies, Inc., a publicly traded company, owns 100% of St. Paul Fire and Marine Insurance Company and 77% of St. Paul Venture Capital, Inc. St. Paul Fire and Marine Insurance Company owns 99% of St. Paul Venture Capital V, LLC, St. Paul Venture Capital VI, LLC, Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. The St. Paul Companies, Inc. has appointed all of the members of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company has appointed a majority of the members of the board of St. Paul Venture Capital, Inc. St. Paul Venture Capital, Inc. has appointed a majority of the members of the boards of Windamere, LLC, Windamere II,

LLC, Windamere III, LLC and Fog City Fund, LLC. St. Paul Venture Capital, Inc. is also the manager of St. Paul Venture Capital V, LLC and St. Paul Venture Capital VI, LLC. Voting and investment power over our shares held by each named fund is shared with The St. Paul Companies, Inc., St. Paul Fire and Marine Insurance Company and St. Paul Venture Capital, Inc. due to the affiliate relationship described above. Funds affiliated with The St. Paul Companies, Inc. beneficially own 19.8% of our capital stock prior to this offering.

Sales of Promissory Notes and Warrants

      From October 2000 through February 2001, we borrowed a total of approximately $2.5 million from existing stockholders and new investors. We issued each lending party a subordinated convertible note bearing interest at 8% per annum. In addition, we issued each of these parties a warrant to purchase a number of shares of our Series C preferred stock. Each warrant has an exercise price of $2.43 and expires on May 1, 2006.

      On February 28, 2001, each of the subordinated convertible notes referenced above other than that held by Fog City Fund, LLC was satisfied in full by converting such note into shares of our Series C preferred stock. The note held by Fog City Fund, LLC was repaid in full. In connection with the foregoing conversions, the number of shares for which each warrant referenced above is exercisable was set in each case according to the following table:

		Shares of Series C
	Total Principal and	Preferred Stock
Name	Interest Converted or Repaid	Underlying Warrants

Windamere, LLC(1)	$289,751	23,456
St. Paul Venture Capital V, LLC(2)	869,255	70,368
Fog City Fund, LLC(3)	1,006,356	41,152
Hale Family Trust UDT 2/10/86, David F. and Linda C. Hale, Trustees(4)	404,908	32,920

(1)	Windamere, LLC has exercised its warrant for 23,456 shares of our Series C preferred stock. Windamere, LLC is an affiliate of The St. Paul Companies, Inc. Funds affiliated with The St. Paul Companies, Inc. beneficially own 19.8% of our capital stock prior to this offering.

(2)	St. Paul Venture Capital V, LLC is an affiliate of The St. Paul Companies, Inc. Funds affiliated with The St. Paul Companies, Inc. beneficially own 19.8% of our capital stock prior to this offering.

(3)	Fog City Fund, LLC is an affiliate of The St. Paul Companies, Inc. Funds affiliated with The St. Paul Companies, Inc. beneficially own 19.8% of our capital stock prior to this offering.

(4)	Mr. Hale, chairman of our board of directors, is a trustee of Hale Family Trust UDT 2/10/86.

Other Transactions

      We have entered into agreements with holders of our preferred stock, including entities affiliated with some of our directors and holders of 5% or more of our common stock, whereby we granted them registration rights with respect to their shares of common stock issuable upon conversion of their preferred stock. For more information, please see “Description of Capital Stock.”

      We have entered into indemnification agreements with each of our executive officers and directors. The indemnification agreements require us to indemnify these individuals to the fullest extent permitted by Delaware law. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances.

      Kenneth J. Widder, M.D., the former chairman of our board of directors, resigned from our board of directors in February 2004. In connection with his resignation, we accelerated the vesting of 47,501 shares of common stock that Dr. Widder and his affiliates acquired in connection with earlier option grants. From January 2000 to January 31, 2004, we granted options to purchase an aggregate of 279,997 shares of our common stock to Dr. Widder, with exercise prices ranging from $0.175 to $1.75 per share.

      Dr. Widder, who previously served as our chief executive officer from February 1999 through December 2001, resigned from this position effective January 1, 2002. In connection with his resignation, we entered into an informal consulting arrangement with Dr. Widder under which he served as our consultant through

December 31, 2002. Under this arrangement, Dr. Widder devoted two business days per week to us, and we paid him an annual consulting fee of $100,000 and approximately $178 per month for healthcare benefits. We also paid 40% of the annual salary and cost of healthcare benefits for an executive assistant to support Dr. Widder.

      Also in connection with Dr. Widder’s resignation from his position as chief executive officer, we amended one of Dr. Widder’s option agreements to allow for the exercise of his options by the delivery to us of one or more promissory notes. In January 2002, Dr. Widder exercised options to purchase 108,571 shares of our common stock. Dr. Widder paid the $94,000 aggregate exercise price for these options by delivering to us a promissory note. This note was a full recourse note, bearing interest at a rate of 6%, compounded annually, and was due and payable in a lump sum on December 31, 2002. We also paid Dr. Widder a bonus in the amount of $10,075 that was intended to compensate Dr. Widder for his tax liability as a result of this option exercise. In January 2003, we forgave in full Dr. Widder’s obligation to repay the principal plus accrued interest outstanding under the promissory note, which was $99,625. We also agreed to pay Dr. Widder a bonus in the amount of $58,009 that was intended to compensate Dr. Widder for his tax liability as a result of the promissory note forgiveness. In March 2003, we forgave in full Dr. Widder’s obligation to repay the principal of $25,000 plus accrued interest, at a rate of 6% compounded annually, outstanding under a promissory note issued in March 1999, in accordance with the terms of a restricted stock purchase agreement that was entered into in March 1999. We also agreed in March 2003 to pay Dr. Widder a bonus in the amount of $18,051 that was intended to compensate Dr. Widder for his tax liability as a result of the promissory note forgiveness.

      In February 1999, we entered into a management arrangement pursuant to which we agreed to pay to Windamere Venture Partners, LLC a monthly fee of $20,000 for services rendered to us, including the services of Dr. Widder. Dr. Widder served as a general partner of Windamere Venture Partners LLC from January 1999 to September 2003. In March, 2001, the monthly fee to Windamere Venture Partners, LLC decreased to $15,000. In December 2001 this management arrangement was terminated. Also in February 1999, we entered into a sublease arrangement with Windamere Venture Partners, LLC pursuant to which we sublet to Windamere Venture Partners, LLC a portion of our facilities at the time. This sublease arrangement was terminated in November 2001. In addition, we issued 617,284 shares of our Series C preferred stock to Windamere Capital Ventures, LP, of which Dr. Widder is a managing partner, and issued 1,018,956 shares of our Series D preferred stock to Global Money Management, L.P., of which Dr. Widder is a general partner. These preferred stock financings are described in more detail under “— Issuances of Preferred Stock” above.

PRINCIPAL STOCKHOLDERS

      The following table sets forth information regarding the beneficial ownership of our common stock as of January 31, 2004 for:

•	each executive officer named in the Summary Compensation Table;

•	each of our directors;

•	each person known by us to beneficially own more than 5% of our common stock; and

•	all of our executive officers and directors as a group.

      Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common stock. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting and investment power with respect to the securities. Except as indicated by footnote, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The number of shares of common stock used to calculate the percentage ownership of each listed person includes the shares of common stock underlying options or warrants held by such persons that are exercisable as of March 31, 2004, which is 60 days after January 31, 2004.

      Percentage of beneficial ownership before the offering is based on 22,321,805 shares, consisting of 2,581,046 shares of common stock outstanding as of January 31, 2004, and 19,740,759 shares issuable upon the conversion of the preferred stock. Percentage of beneficial ownership after the offering is based on 29,421,805 shares, including 7,100,000 shares offered by this prospectus.

      Unless otherwise indicated, the address for the following stockholders is c/o Santarus, Inc., 10590 West Ocean Air Drive, Suite 200, San Diego, CA 92130.

	Shares	Percentage Beneficially Owned
	Beneficially
Name and Address of Beneficial Owner	Owned	Before Offering	After Offering

Executive Officers and Directors:
Gerald T. Proehl(1)	933,975	4.0%	3.1%
Debra P. Crawford(2)	275,493	1.2	*
William C. Denby, III(3)	243,588	1.1	*
Warren E. Hall(4)	220,098	1.0	*
Bonnie Hepburn, M.D.(5)	269,935	1.2	*
David F. Hale(6)	180,294	*	*
Rodney A. Ferguson, J.D., Ph.D.(7)	2,812,237	12.6	9.6
Maxine Gowen, Ph.D.(8)	1,149,084	5.1	3.9
Michael E. Herman(9)	27,142	*	*
Arthur J. Klausner(10)	2,812,238	12.6	9.6
Frederik Vincent van der Have(11)	1,285,066	5.8	4.4
5% Stockholders:
Funds affiliated with The St. Paul Companies, Inc.(12)	4,418,139	19.8	15.0
Funds affiliated with Advent Venture Partners(13)	2,834,721	12.7	9.6
Funds affiliated with Domain Partners V, L.P.(10)	2,812,238	12.6	9.6
Funds affiliated with J.P. Morgan Partners (SBIC), LLC(7)	2,812,237	12.6	9.6
Life Sciences Partners II B.V.(11)	1,274,174	5.7	4.3
S.R. One, Limited(8)	1,137,656	5.1	3.9

All directors and executive officers as a group (12 persons)(14)	10,266,292	42.6%	33.1%

*	Indicates beneficial ownership of less than 1% of the total outstanding common stock.

(1)	Includes options that are immediately exercisable to purchase 768,263 shares of which 577,945 will be unvested as of March 31, 2004. Also includes 4,465 shares that will be subject to repurchase as of March 31, 2004.

(2)	Includes options that are immediately exercisable to purchase 201,638 shares of which 165,630 will be unvested as of March 31, 2004. Also includes 15,477 shares that will be subject to repurchase as of March 31, 2004.

(3)	Includes options that are immediately exercisable to purchase 168,589 shares of which 164,844 will be unvested as of March 31, 2004. Also includes 18,750 shares that will be subject to repurchase as of March 31, 2004.

(4)	Includes options that are immediately exercisable to purchase 164,384 shares of which 129,137 will be unvested as of March 31, 2004. Also includes 16,697 shares that will be subject to repurchase as of March 31, 2004.

(5)	Includes options that are immediately exercisable to purchase 166,224 shares of which 159,103 will be unvested as of March 31, 2004. Also includes 8,738 shares subject to repurchase as of March 31, 2004.

(6)	Includes (a) options that are immediately exercisable to purchase 15,713 shares held by Mr. Hale, (b) 268 shares that will be subject to repurchase as of March 31, 2004 held by Mr. Hale, (c) 141,727 shares held by Hale Family Trust of which 12,857 shares will be subject to repurchase as of March 31, 2004 and (d) warrants that are immediately exercisable to purchase 13,246 shares held by Hale Family Trust. Mr. Hale is a trustee of Hale Family Trust. Mr. Hale’s address is 2110 Rutherford Road, Carlsbad, CA 92008.

(7)	Includes (a) options that are immediately exercisable to purchase 18,570 shares of which 10,000 will be unvested as of March 31, 2004, held by Dr. Ferguson, (b) 2,552,188 shares held by J.P. Morgan Partners (SBIC), LLC and (c) 241,479 shares held by J.P. Morgan Partners Global Investors (SBIC), LLC. J.P. Morgan Partners (SBIC), LLC, is a wholly owned subsidiary of J.P. Morgan Partners (BHCA), L.P., whose general partner is JPMP Master Fund Manager, L.P. The general partner of each of the members of J.P. Morgan Partners Global Investors (SBIC), LLC is JPMP Global Investors, L.P. JPMP Capital Corp., a wholly owned subsidiary of J.P. Morgan Chase & Co., a publicly traded company, is the general partner of each of JPMP Master Fund Manager, L.P. and JPMP Global Investors, L.P. Dr. Ferguson is a managing director of J.P. Morgan Partners (SBIC), LLC, J.P. Morgan Partners Global Investors (SBIC), LLC and JPMP Capital Corp. Each of Dr. Ferguson, J.P. Morgan Partners (BHCA), L.P., JPMP Master Fund Manager, L.P., JPMP Capital Corp. and J.P. Morgan Chase & Co. may be deemed beneficial owners of the shares held by J.P. Morgan Partners (SBIC), LLC. Each of Dr. Ferguson, JPMP Global Investors, L.P., JPMP Capital Corp. and J.P. Morgan Chase & Co. may also be deemed to be beneficial owners of the shares held by J.P. Morgan Partners Global Investors (SBIC), LLC. In each case, however, the foregoing shall not be construed as an admission that Dr. Ferguson, J.P. Morgan Partners (BHCA), L.P., JPMP Master Fund Manager, L.P., JPMP Global Investors, L.P., JPMP Capital Corp. and J.P. Morgan Chase & Co. are the beneficial owners of the shares held by J.P. Morgan Partners (SBIC), LLC and J.P. Morgan Partners Global Investors (SBIC), LLC, as the case may be. Dr. Ferguson is obligated to transfer his interest in the option or the shares underlying the option to J.P. Morgan Partners (SBIC), LLC. The address for Dr. Ferguson, J.P. Morgan Partners (SBIC), LLC, and J.P. Morgan Partners Global Investors (SBIC), LLC is 1221 Avenue of the Americas, 40th Floor, New York, NY 10020.

(8)	Includes (a) options that are immediately exercisable to purchase 11,428 shares of which 8,571 will be unvested as of March 31, 2004, held by Dr. Gowen, and (b) 1,137,656 shares held by S.R. One, Limited. Dr. Gowen, the president and a trustee and partner of S.R. One, Limited, disclaims beneficial ownership of these shares, except to the extent of her pecuniary interest in the named fund. The address for Dr. Gowen and S.R. One, Limited is Four Tower Bridge, 200 Barr Harbor Drive, Suite 250, W. Conshohocken, PA 19428.

(9)	Includes (a) an option that is immediately exercisable and will be unvested as of March 31, 2004 to purchase 10,000 shares held by The Herman Family Trading Company and (b) 17,142 shares that will be subject to repurchase as of March 31, 2004 held by the Michael E. Herman Revocable Trust. Mr. Herman is the general partner of The Herman Family Trading Company and a trustee of the Michael E. Herman Revocable Trust. Mr. Herman’s address is 6201 Ward Parkway, Kansas City, MO 64113.

(10)	Includes (a) 18,570 shares of which 10,000 shares will be subject to repurchase as of March 31, 2004, held by Domain Associates, L.L.C., (b) 2,729,197 shares held by Domain Partners V, L.P. and (c) 64,471 shares held by DP V Associates, L.P. Mr. Klausner is a managing member of One Palmer Square Associates V, L.L.C., the general partner of Domain Partners V, L.P. and DP V Associates, L.P. Mr. Klausner is a managing member of Domain Associates, L.L.C. Mr. Klausner disclaims beneficial ownership of the shares held by Domain Associates, L.L.C., Domain Partners V, L.P. and DP V Associates, L.P. except to the extent of his pecuniary interest in the named fund. Mr. Klausner and the other managing members of One Palmer Square Associates V, L.L.C. share voting and investment power with respect to the shares held by Domain Partners V, L.P. and DP V Associates, L.P. Mr. Klausner and the other managing members of Domain Associates, L.L.C. share voting and investment power with respect to shares held by Domain Associates, L.L.C. The address for Mr. Klausner, Domain Associates, L.L.C., Domain Partners V, L.P. and DP V Associates, L.P. is One Palmer Square, Suite 515, Princeton, NJ 08542. As of March 1, 2004, Mr. Klausner resigned from Domain Associates, L.L.C and no longer holds the position of managing member of One Palmer Square Associates V, L.L.C.

(11)	Includes (a) options that are immediately exercisable to purchase 10,892 shares of which 8,571 shares will be unvested as of March 31, 2004, held by Mr. van der Have and (b) 1,274,174 shares held by Life Sciences Partners II B.V. Mr. van der Have, a partner of Life Sciences Partners II B.V., disclaims beneficial ownership of these shares, except to the extent of his pecuniary interest in the named fund.

(12)	Includes (a) 754,103 shares held by St. Paul Venture Capital IV, LLC, (b) 21,323 shares held by St. Paul Venture Capital Affiliates Fund I, LLC, (c) 172,264 shares held by St. Paul Venture Capital V, LLC, (d) warrants that are immediately exercisable to purchase 28,315 shares held by St. Paul Venture Capital V, LLC, (e) 2,279,597 shares held by St. Paul Venture Capital VI, LLC, (f) 293,135 shares held by Windamere, LLC, (g) 110,401 shares held by Windamere II, LLC, (h) 227,531 shares held by Windamere III, LLC, (i) 559,785 shares held by Fog City Fund, LLC, and (j) a warrant that is immediately exercisable to purchase 16,560 shares held by Fog City Fund, LLC. The St. Paul Companies, Inc., a publicly traded company, owns 100% of St. Paul Fire and Marine Insurance Company and 77% of St. Paul Venture Capital, Inc. St. Paul Fire and Marine Insurance Company owns 99% of St. Paul Venture Capital IV, LLC, St. Paul Venture Capital V, LLC, St. Paul Venture Capital VI, LLC, Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. The St. Paul Companies, Inc. has appointed all of the members of St. Paul Fire and Marine Insurance Company. St. Paul Fire and Marine Insurance Company has appointed a majority of the members of the board of St. Paul Venture Capital, Inc. St. Paul Venture Capital, Inc. has appointed a majority of the members of the boards of Windamere, LLC, Windamere II, LLC, Windamere III, LLC and Fog City Fund, LLC. St. Paul Venture Capital, Inc. is also the manager of St. Paul Venture Capital IV, LLC, St. Paul Venture Capital V, LLC, St. Paul Venture Capital VI, LLC and St. Paul Venture Capital Affiliates Fund I, LLC. Voting and investment power over our shares held by each named fund is shared with The St. Paul Companies, Inc., St. Paul Fire and Marine Insurance Company and St. Paul Venture Capital, Inc. due to the affiliate relationship described above. The address for The St. Paul Companies, Inc. and St. Paul Fire and Marine Insurance Company is 385 Washington Street, St. Paul, MN 55102. The address for St. Paul Venture Capital, Inc. is 10400 Viking Drive, Suite 550, Eden Prairie, MN 55344.

(13)	Includes (a) 1,434,473 shares held by Advent Private Equity Fund III “A” Limited Partnership, (b) 702,901 shares held by Advent Private Equity Fund III “B” Limited Partnership, (c) 196,072 shares held by Advent Private Equity Fund III “C” Limited Partnership, (d) 385,670 shares held by Advent Private Equity Fund III “D” Limited Partnership, (e) 55,491 shares held by Advent Private Equity Fund III GMBH & CO KG, (f) 46,242 shares held by Advent Private Equity Fund III Affiliates Limited

Partnership and (g) 13,872 shares held by Advent Management III Limited Partnership. Patrick Lee is a general partner of Advent Venture Partners LLP. Advent Venture Partners LLP owns 100% of Advent Limited. Advent Limited owns 100% of Advent Private Equity GmbH, which is the general partner of Advent Private Equity Fund III GMBH & CO KG. Advent Venture Partners LLP also owns 100% of Advent Management III Limited, which is the general partner of Advent Management III Limited Partnership, which is general partner of each of Advent Private Equity Fund III “A” Limited Partnership, Advent Private Equity Fund III “B” Limited Partnership, Advent Private Equity Fund III “C” Limited Partnership, Advent Private Equity Fund III “D” Limited Partnership and Advent Private Equity Fund III Affiliates Limited Partnership. Voting and investment power over our shares held by each named fund may be deemed to be shared with Advent Venture Partners LLP due to the affiliate relationship described above. Each named fund disclaims beneficial ownership of the others’ shares. The address for Advent Venture Partners LLP is 25 Buckingham Gate, London WE1E 6LD, United Kingdom.

(14)	Includes options that are immediately exercisable to purchase 1,592,843 shares of which 1,290,943 will be unvested as of March 31, 2004. Also includes warrants that are immediately exercisable to purchase 13,246 shares.

DESCRIPTION OF CAPITAL STOCK

      Upon completion of this offering, our authorized capital stock will consist of 100,000,000 shares of common stock, $0.0001 par value per share, and 10,000,000 shares of preferred stock, $0.0001 par value per share.

      The following summary of the rights of our common stock and preferred stock is not complete and is qualified in its entirety by reference to our amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon completion of this offering, copies of which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

      Based on 2,581,046 shares of common stock outstanding as of January 31, 2004, the issuance of 7,100,000 shares of common stock in this offering, the issuance of 19,740,759 shares of common stock upon conversion of all outstanding shares of our preferred stock, and no exercise of outstanding options or warrants, there will be 29,421,805 shares of common stock outstanding upon completion of this offering. As of the same date, there were options outstanding to purchase 2,471,569 shares of common stock and warrants outstanding to purchase 80,738 shares of common stock. As of January 31, 2004, we had approximately 117 record holders of our common stock.

Voting Rights

      Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. The holders of common stock are not entitled to cumulate voting rights with respect to the election of directors, which means that the holders of a majority of the shares voted can elect all of the directors then standing for election.

Dividends

      Subject to limitations under Delaware law and preferences that may apply to any outstanding shares of preferred stock, holders of our common stock are entitled to receive ratably such dividends or other distribution, if any, as may be declared by our board of directors out of funds legally available therefor.

Liquidation

      In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to the liquidation preference of any outstanding preferred stock.

Rights and Preferences

      The common stock has no preemptive, conversion or other rights to subscribe for additional securities. There are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate and issue in the future.

Fully Paid and Nonassessable

      All outstanding shares of our common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

Preferred Stock

      As of January 31, 2004, there were 63,497,208 shares of preferred stock outstanding. Our stockholders have agreed to voluntarily convert their shares of preferred stock to common stock in connection with the closing of this offering. Upon the closing of this offering, all outstanding shares of preferred stock will automatically convert into 19,740,759 shares of common stock.

      Following the offering, our board of directors will have the authority, without further action by the stockholders and subject to the limits imposed by the Delaware General Corporation Law, to issue up to 10,000,000 shares of preferred stock in one or more series and to designate the rights, preferences, privileges and restrictions of each such series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power for the common stock, impairing the liquidation rights of the common stock or delaying or preventing a change in control without further action by the stockholders. At present, we have no plans to issue any shares of preferred stock after completion of this offering.

Warrants

      As of January 31, 2004, there were warrants outstanding to purchase the following shares of our capital stock:

	Number	Weighted Average	Number	Weighted Average
	of Shares Before	Exercise Price Before	of Shares After	Exercise Price After
Description	This Offering	This Offering	This Offering	This Offering

Series C Preferred Stock	144,440	$2.43	58,121	$6.04
Common Stock	22,617	4.13	22,617	4.13

      Each Series C preferred stock warrant terminates on May 1, 2006. One common stock warrant to purchase 20,478 shares terminates on April 30, 2008, common stock warrants to purchase 713 shares terminate on October 9, 2011, common stock warrants to purchase 713 shares terminate on October 9, 2012 and common stock warrants to purchase 713 shares terminate on October 9, 2013.

      Each Series C preferred stock warrant is exercisable into approximately 0.4024 shares of our common stock in the event that the Series C preferred stock automatically converts into common stock. Each Series C preferred stock warrant and common stock warrant has a net exercise provision under which its holder may, in lieu of payment of the exercise price in cash, surrender the warrant and receive a net amount of shares based on the fair market value of our common stock after deduction of the aggregate exercise price. Each of these warrants also contain provisions for the adjustment of the exercise price and the aggregate number of shares issuable upon the exercise of the warrant in the event of stock dividends, stock splits, reorganizations, reclassifications and consolidations.

Registration Rights

Preferred Stock

      Under an amended and restated investors’ rights agreement, following the completion of this offering, the holders of a majority of the shares of our common stock issued upon the conversion of our Series B preferred stock, Series C preferred stock and Series D preferred stock have the right to require us to register their shares, subject to a 180-day lock-up arrangement, with the Securities and Exchange Commission so that those shares may be publicly resold, or to include their shares in any registration statement we file as follows:

          Demand Registration Rights

      At any time beginning three months after the completion of this offering, holders of a majority of the shares of our common stock issued upon the conversion of our Series B preferred stock, Series C preferred stock and Series D preferred stock have the right to demand that we file up to two registration statements, so long as at least 20% of their registrable securities will be registered and/or the proposed aggregate offering price of the securities registered is at least $5,000,000, subject to specified exceptions.

Form S-3 Registration Rights

      If we are eligible to file a “short-form” registration statement on Securities and Exchange Commission Form S-3, stockholders with registration rights have the right to demand that we file a registration statement on Form S-3 so long as the aggregate amount of securities to be sold under the registration statement on Form S-3 is at least $1,000,000, subject to specified exceptions.

“Piggyback” Registration Rights

      If we register any securities for public sale, stockholders with registration rights will have the right to include their shares in the registration statement. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement. In this offering the underwriters have excluded any sales by existing investors.

Expenses of Registration

      Other than underwriting discounts and commissions, we will pay all expenses relating to piggyback registrations and all expenses relating to demand registrations and Form S-3 registrations so long as the aggregate amount of securities to be sold under each such registration statement exceeds the threshold amounts discussed above. However, we will not pay for the expenses of any demand or Form S-3 registration if the request is subsequently withdrawn by the stockholders initiating these registration rights, subject to specified exceptions.

Expiration of Registration Rights

      The registration rights described above will expire six years after this offering is completed. The registration rights will terminate earlier for a particular stockholder if that holder, following this offering, holds less than one percent of our common stock and such holder can resell all of its securities in a three-month period under Rule 144 of the Securities Act.

University of Missouri

      We have also granted “piggyback” registration rights to the University of Missouri under a stock restriction and registration rights agreement executed concurrently with our January 2001 license agreement with the University of Missouri. These registration rights will expire seven years after this offering is completed or the date that the registrable securities can be sold in a three-month period under Rule 144 of the Securities Act. The underwriters of any underwritten offering will have the right to limit the number of such shares to be included in the registration statement. In this offering the underwriters have excluded any sales by existing investors.

Anti-takeover Effects of Delaware Law and Provisions of Our Certificate of Incorporation and Bylaws

Delaware Takeover Statute

      We are subject to Section 203 of the Delaware General Corporation Law. This statute regulating corporate takeovers prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for three years following the date that the stockholder became an interested stockholder, unless:

•	prior to the date of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•	the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (a) shares owned by persons who are directors and also officers and (b) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	on or subsequent to the date of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

      Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Certificate of Incorporation and Bylaw Provisions

      Provisions of our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may have the effect of making it more difficult for a third party to acquire, or discourage a third party from attempting to acquire, control of our company by means of a tender offer, a proxy contest or otherwise. These provisions may also make the removal of incumbent officers and directors more difficult. These provisions are intended to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Santarus to first negotiate with us. These provisions could also limit the price that investors might be willing to pay in the future for shares of our common stock. These provisions may make it more difficult for stockholders to take specific corporate actions and could have the effect of delaying or preventing a change in our control. The amendment of any of these anti-takeover provisions would require approval by holders of at least 66 2/3% of our outstanding common stock entitled to vote.

      In particular, our certificate of incorporation and bylaws provide for the following:

Staggered Board of Directors

      Our board of directors is divided into three classes of the same or nearly the same number of directors, each serving staggered three-year terms, which means that only one class of directors may be elected at each annual meeting or special meeting in lieu of such annual meeting. These provisions may make the removal of incumbent directors difficult and may discourage third parties from attempting to circumvent the anti-takeover effects of our certificate of incorporation and bylaws by removing our incumbent directors.

No Written Consent of Stockholders

      Any action to be taken by our stockholders must be effected at a duly called annual or special meeting and may not be effected by written consent.

Special Meetings of Stockholders

      Special meetings of our stockholders may be called only by the chairman of the board of directors or a majority of the members of the board of directors.

Advance Notice Requirement

      Stockholder proposals to be brought before an annual meeting of our stockholders must comply with advance notice procedures. These advance notice procedures require timely notice and apply in several situations, including stockholder proposals relating to the nominations of persons for election to the board of directors. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year.

Amendment of Bylaws and Certificate of Incorporation

      The approval of not less that 66 2/3% of the outstanding shares of our capital stock entitled to vote is required to amend the provisions of our amended and restated bylaws by stockholder action, or to amend the provisions of our amended and restated certificate of incorporation that are described in this section or that are described under “Management — Limitation of Liability and Indemnification of Officers and Directors” above. These provisions will make it more difficult to circumvent the anti-takeover provisions of our certificate of incorporation and our bylaws.

Issuance of Undesignated Preferred Stock

      Our board of directors is authorized to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

Inclusion for Quotation on Nasdaq

      Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “SNTS,” subject to official notice of issuance.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS

      The following is a summary of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of our common stock purchased pursuant to this offering by a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a “U.S. person,” as we define that term below. A beneficial owner of our common stock who is not a U.S. person is referred to below as a “non-U.S. holder.” This summary is based upon current provisions of the U.S. Internal Revenue Code, U.S. Treasury regulations promulgated thereunder, judicial opinions, administrative pronouncements and published rulings of the U.S. Internal Revenue Service all as in effect as of the date hereof. These authorities may be changed, possibly retroactively, resulting in U.S. federal tax consequences different from those set forth below. We have not sought, and will not seek, any ruling from the U.S. Internal Revenue Service or opinion of counsel with respect to the statements made in the following summary, and there can be no assurance that the U.S. Internal Revenue Service will not take a position contrary to such statements or that any such contrary position taken by the U.S. Internal Revenue Service would not be sustained.

      This summary is limited to non-U.S. holders who purchase our common stock issued pursuant to this offering and who hold our common stock as a capital asset, which generally is property held for investment. This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction, or under U.S. federal estate or gift tax laws, except as specifically described below. In addition, this summary does not address tax considerations that may be applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	partnerships;

•	U.S. expatriates;

•	tax-exempt organizations;

•	tax-qualified retirement plans;

•	dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings; or

•	persons that will hold common stock as a position in a hedging transaction, “straddle” or “conversion transaction” for tax purposes.

      If a partnership, including any entity treated as a partnership for U.S. federal income tax purposes, is a holder, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. A holder that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the purchase, ownership and disposition of our common stock.

      For purposes of this discussion, a U.S. person means any one of the following:

•	an individual citizen or resident of the U.S.;

•	a corporation, including any entity treated as a corporation for U.S. federal income tax purposes, or partnership, including any entity treated as a partnership for U.S. federal income tax purposes, created or organized under the laws of the U.S. or of any political subdivision of the U.S.;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust, if the administration of the trust is subject to the primary supervision of a U.S. court and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has made a valid election under U.S. Treasury regulations to be treated as a U.S. person for U.S. federal income tax purposes.

      An individual may be treated as a resident of the U.S. in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the U.S. for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.

      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Dividends

      If distributions are paid on shares of our common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, it will constitute a return of capital that is applied against and reduces, but not below zero, your adjusted tax basis in our common stock. Any remainder will constitute gain on the common stock. Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at the rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

      If the dividend is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, if a tax treaty applies, attributable to a U.S. permanent establishment maintained by such non-U.S. holder, the dividend will not be subject to any withholding tax, provided certain certification requirements are met, as described below, but will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally. A corporate holder under certain circumstances also may be subject to a branch profits tax equal to 30%, or such lower rate as may be specified by an applicable income tax treaty, of a portion of its effectively connected earnings and profits for the taxable year.

      In order to claim the benefit of a tax treaty or to claim exemption from withholding because the income is effectively connected with the conduct of a trade or business in the U.S., a non-U.S. holder must provide a properly executed U.S. Internal Revenue Service Form W-8BEN for treaty benefits or W-8ECI for effectively connected income, or such successor forms as the U.S. Internal Revenue Service designates, prior to the payment of dividends. These forms must be periodically updated. Non-U.S. holders may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund.

Gain on Disposition

      A non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business in the U.S. or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by the non-U.S. holder in the U.S.; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to U.S. persons and, if the non-U.S. holder is a foreign corporation, the “branch profits tax” described above may also apply;

•	the non-U.S. holder is an individual who holds our common stock as a capital asset, is present in the U.S. for 183 days or more in the taxable year of the disposition and meets other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that the non-U.S. holder held our common stock.

      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we have not been and are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

U.S. Federal Estate Taxes

      Our common stock owned or treated as owned by an individual who at the time of death is a non-U.S. holder will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

U.S. Information Reporting and Backup Withholding

      Under U.S. Treasury regulations, we must report annually to the U.S. Internal Revenue Service and to each non-U.S. holder the amount of dividends, if any, paid to such non-U.S. holder and the tax withheld with respect to those dividends. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to an applicable tax treaty, that information may also be made available to the tax authorities in the country in which the non-U.S. holder resides.

      U.S. federal backup withholding, currently at a 28% rate of tax, generally will not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-U.S. holder of our common stock if the holder has provided the required certification that it is not a U.S. person or certain other requirements are met. Notwithstanding the foregoing, backup withholding may apply if either we or our paying agent has actual knowledge, or reason to know, that the holder is a U.S. person.

      Payments of the proceeds from a disposition or a redemption effected outside the U.S. by a non-U.S. holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting, but not backup withholding, generally will apply to such a payment if the broker has certain connections with the U.S. unless the broker has documentary evidence in its records that the beneficial owner is a non-U.S. holder and specified conditions are met or an exemption is otherwise established.

      Payment of the proceeds from a disposition by a non-U.S. holder of common stock made by or through the U.S. office of a broker generally is subject to information reporting and backup withholding unless the non-U.S. holder certifies that it is not a U.S. person under penalties of perjury (and we and our paying agent do not have actual knowledge, or reason to know, that the holder is a U.S. person) or otherwise establishes an exemption from information reporting and backup withholding.

      Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder’s U.S. federal income tax liability if certain required information is furnished to the U.S. Internal Revenue Service. Non-U.S. holders should consult their own tax advisors regarding application of backup withholding in their particular circumstance and the availability of, and procedure for obtaining, an exemption from backup withholding under current U.S. Treasury regulations.

SHARES ELIGIBLE FOR FUTURE SALE

      Prior to this offering, there has been no public market for our common stock. If our stockholders sell substantial amounts of our common stock in the public market following this offering, the prevailing market price of our common stock could decline. Furthermore, because we do not expect many shares will be available for sale for 180 days after this offering as a result of certain contractual and legal restrictions on resale described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and make it difficult or impossible for us to sell equity or equity-related securities in the future at a time and price we deem appropriate.

      Upon completion of this offering, we will have 29,421,805 shares of common stock outstanding based upon our shares outstanding as of January 31, 2004, and assuming no exercise of currently outstanding options or warrants. Of these shares, the 7,100,000 shares sold in this offering, plus any additional shares sold upon exercise of the underwriters’ over-allotment option, will be freely transferable without restriction under the Securities Act, unless they are held by our “affiliates” as that term is used under the Securities Act and the rules and regulations promulgated thereunder. The remaining 22,321,805 shares of common stock held by existing stockholders are restricted shares. Restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act, which rules are summarized below.

      Taking into account the lock-up agreements described below and the provisions of Rules 144 and 701, based upon our shares outstanding as of January 31, 2004, additional shares will be available for sale in the public market, subject to certain volume and other restrictions, as follows:

•	37,981 restricted shares will be eligible for immediate sale on the effective date of this offering;

•	3,214 restricted shares will be eligible for sale 90 days after the date of this prospectus;

•	22,074,896 restricted shares will be eligible for sale upon expiration of the lock-up agreements, which will occur 180 days after the date of this prospectus; and

•	the remaining 205,714 restricted shares will be eligible for sale from time to time thereafter upon expiration of their respective one-year holding periods.

Lock-up Agreements

      All of our directors and officers and substantially all of our stockholders and optionholders have signed lock-up agreements with respect to shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for 180 days after the date of this prospectus. See “Underwriting” for more description of the lock-up agreements.

Rule 144

      In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year, including the holding period of certain prior owners other than affiliates, is entitled to sell within any three-month period a number of shares that does not exceed the greater of (a) 1% of the number of shares of our common stock then outstanding, which will equal approximately 294,218 shares immediately after the offering, or (b) the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about us. Additionally, substantially all Rule 144 shares are subject to the 180-day lock-up arrangement described above.

Rule 144(k)

      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale and who has beneficially owned shares for at least two years, including the holding period of certain prior owners other than affiliates, is entitled to sell those shares without complying with the volume limitations, manner-of-sale provisions, notice requirements and public information provisions of Rule 144. Therefore, unless restricted under the 180-day lock-up arrangement or otherwise, Rule 144(k) shares may be sold immediately upon the closing of this offering.

Rule 701

      In general, under Rule 701 of the Securities Act as currently in effect, each of our directors, officers, employees, consultants or advisors who purchased shares from us before the date of this prospectus in connection with a compensatory stock plan or other written compensatory agreement is eligible to resell such shares 90 days after the effective date of this offering in reliance on Rule 144, but without compliance with certain restrictions, including the holding period, contained in Rule 144. However, substantially all Rule 701 shares are subject to the 180-day lock-up arrangement described above.

Registration Rights

      As described above in “Description of Capital Stock — Registration Rights,” upon completion of this offering, the holders of 19,786,032 shares of our common stock, including shares issuable upon exercise of certain warrants, will be entitled to rights with respect to the registration of their shares under the Securities Act, subject to the 180-day lock-up arrangement described above. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates. Any sales of securities by these stockholders could have a material adverse effect on the trading price of our common stock.

Employee Benefit Plans

      We intend to file with the Securities and Exchange Commission a registration statement on Form S-8 under the Securities Act covering the shares of common stock reserved for issuance under our 1998 stock option plan, 2004 equity incentive award plan and employee stock purchase plan. The registration statement is expected to be filed and become effective as soon as practicable after the completion of this offering. Accordingly, shares registered under the registration statement will be available for sale in the open market, subject to Rule 144 volume limitations applicable to affiliates, and subject to any vesting restrictions and lock-up agreements applicable to these shares.

UNDERWRITING

      We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each underwriter named below has severally agreed to purchase from us the number of shares of our common stock set forth opposite its name in the table below at the public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. SG Cowen Securities Corporation, UBS Securities LLC, Thomas Weisel Partners LLC and RBC Capital Markets Corporation are acting as the representatives of the underwriters.

Number of
Name	Shares

SG Cowen Securities Corporation
UBS Securities LLC
Thomas Weisel Partners LLC
RBC Capital Markets Corporation

Total	7,100,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares of common stock offered hereby are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of other events specified in the underwriting agreement. The underwriters are severally committed to purchase all of the shares of common stock being offered by us if any shares are purchased, other than those covered by the over-allotment option described below.

      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the common stock to securities dealers at the price to the public less a concession not in excess of $           per share. Securities dealers may reallow a concession not in excess of $           per share to other dealers. After the shares of common stock are released for sale to the public, the underwriters may vary the offering price and other selling terms from time to time.

      We have granted to the underwriters an option, exercisable not later than 30 days after the date of this prospectus, to purchase up to an aggregate of 1,065,000 additional shares of common stock at the public offering price set forth on the cover of this prospectus, less the underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments, if any, made in connection with the sale of common stock offered hereby. If the underwriters exercise their over-allotment option, so long as the conditions of the underwriting agreement are satisfied, the underwriters will purchase additional shares in approximately the same proportion as shown in the table above.

      The following table summarizes the compensation, or underwriting discounts, to be paid to the underwriters by us and the proceeds, before expenses, payable to us.

Total

		Without	With
		Over-	Over-
	Per Share	Allotment	Allotment

Public offering price
Underwriting discount
Proceeds, before expenses, to Santarus

      We estimate that our total out-of-pocket expenses for this offering, excluding underwriting discounts and commissions, will be approximately $1.9 million.

      We have agreed to indemnify the underwriters against certain civil liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make in respect of those liabilities.

      We, along with our directors, executive officers and substantially all of our stockholders and optionholders, who hold an aggregate of 22,280,610 shares, have agreed with the underwriters that for a period of 180 days following the date of this prospectus, without the prior written consent of SG Cowen Securities Corporation and UBS Securities LLC, we will not offer, sell, assign, transfer, pledge, contract or sell or otherwise dispose of or hedge any shares of common stock or any securities convertible into or exchangeable for common stock, subject to specified exceptions. SG Cowen Securities Corporation and UBS Securities LLC may, in their sole discretion, at any time without prior notice, release all or any portion of the shares from the restrictions in any such agreement. There are no agreements between the underwriters and us or any of our stockholders, optionholders or affiliates releasing them or us from these lock-up agreements prior to the expiration of the 180-day period.

      In connection with this offering, certain of the underwriters or securities dealers may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.

      At our request, the underwriters have reserved, at the initial public offering price, up to 355,000 shares of our common stock offered by this prospectus for sale to our directors and to our business associates, employees, friends and family members of our employees. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares which are not purchased will be offered by the underwriters to the general public on the same basis as the shares sold hereby.

      The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Exchange Act. Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Covered short sales are sales made in an amount not greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters may close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. Naked short sales are sales made in an amount in excess of the number of shares available under the over-allotment option. The underwriters must close out any naked short sales by purchasing shares in the open market. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the shares of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the shares of common stock originally sold by such syndicate member is purchased in a syndicate covering transaction to cover syndicate short positions. Penalty bids may have the effect of deterring syndicate members from selling to people who have a history of quickly selling their shares. In passive market making, market makers in the shares of common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the shares of common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the shares of common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

      Prior to this offering, there has been no public market for shares of our common stock. Consequently, the initial public offering price was determined by negotiations between the underwriters and us. The various factors considered in these negotiations included prevailing market conditions, the market capitalizations and the states of development of other companies that we and the underwriters believed to be comparable to us, estimates of our business potential, our results of operations in recent periods, the present state of our development and other factors deemed relevant.

      Any offers in Canada will be made only under an exemption from the requirements to file a prospectus in the relevant province of Canada.

      Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiration of a period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances that have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000, or FSMA) received by it in connection with the issue or sale of any shares in circumstances in which section 21 (1) of the FSMA does not apply to Santarus; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

      The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of business.

LEGAL MATTERS

      The validity of the shares of common stock offered by this prospectus will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sullivan & Cromwell LLP, Los Angeles, California.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements as of December 31, 2002 and 2003, and for each of the three years in the period ended December 31, 2003 and for the period from December 6, 1996 (inception) to December 31, 2003, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock being offered by this prospectus. This prospectus does not contain all of the information in the registration statement and its exhibits. For further information about us and the common stock offered by this prospectus, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

      You can read our Securities and Exchange Commission filings, including the registration statement of which this prospectus is a part, over the Internet at the Securities and Exchange Commission’s website at www.sec.gov. You may also read and copy any document we file with the Securities and Exchange Commission at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

      Upon completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements and other information with the Securities and Exchange Commission. We also intend to furnish our stockholders with annual reports containing our financial statements audited by an independent public accounting firm and quarterly reports containing our unaudited financial information. We maintain a website at www.santarus.com. Upon completion of this offering, you may access our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act with the Securities and Exchange Commission free of charge at our website as soon as reasonably practicable after such material is electronically filed with, or furnished to, the Securities and Exchange Commission. The reference to our web address does not constitute incorporation by reference of the information contained at this site.

SANTARUS, INC.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Santarus, Inc.

      We have audited the accompanying balance sheets of Santarus, Inc. (a development stage company) as of December 31, 2002 and 2003, and the related statements of operations, stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2003, and for the period from December 6, 1996 (inception) to December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Santarus, Inc. (a development stage company) at December 31, 2002 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2003, and for the period from December 6, 1996 (inception) to December 31, 2003, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

San Diego, California
January 23, 2004

except for Note 14, as to
which the date is February 27, 2004

SANTARUS, INC.
(a development stage company)

BALANCE SHEETS

ASSETS

			Pro Forma
			Redeemable
			Convertible
			Preferred Stock
			and Stockholders’
	December 31,		Equity at
			December 31,
	2002	2003	2003

			(unaudited)
Current assets:

Cash and cash equivalents	$4,480,308	$13,063,211
Short-term investments	7,323,558	32,585,088
Other current assets	546,647	916,445

Total current assets	12,350,513	46,564,744
Long-term restricted cash	950,000	950,000
Property and equipment, net	843,693	616,076
Other assets	63,001	57,334

Total assets	$14,207,207	$48,188,154

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued liabilities	$4,420,627	$3,834,257
Current portion of long-term debt	232,936	255,274

Total current liabilities	4,653,563	4,089,531
Long-term debt, less current portion	479,273	223,999
Series D redeemable convertible preferred stock, $.0001 par value; 43,900,000 shares authorized, issued and outstanding at December 31, 2003; liquidation preference of $58,007,177 at December 31, 2003; no shares issued and outstanding pro forma (unaudited)	—	57,625,278	$—
Stockholders’ equity (deficit):
Series A convertible preferred stock, $.0001 par value; 620,000 shares authorized, issued, and outstanding at December 31, 2002 and 2003; liquidation preference of $62,000 at December 31, 2002 and 2003; no shares issued and outstanding pro forma (unaudited)	62	62	—
Series B convertible preferred stock, $.0001 par value at December 31, 2002 and 2003; 5,276,000 shares authorized, issued and outstanding at December 31, 2002 and 2003; liquidation preference of $5,276,000 at December 31, 2002 and 2003; no shares issued and outstanding pro forma (unaudited)	528	528	—
Series C convertible preferred stock, $.0001 par value at December 31, 2002 and 2003; 13,845,648 shares authorized, 13,701,208 shares issued and outstanding at December 31, 2002 and 2003; liquidation preference of $33,293,935 at December 31, 2002 and 2003; no shares issued and outstanding pro forma (unaudited)	1,370	1,370	—
Common stock, $.0001 par value; 30,000,000 and 104,000,000 shares authorized at December 31, 2002 and 2003, respectively, 1,981,949 and 2,398,440 shares issued and outstanding at December 31, 2002 and 2003, respectively; 22,139,199 shares issued and outstanding pro forma (unaudited)	198	240	2,214
Additional paid-in capital	39,298,778	50,568,886	108,194,150
Stockholder receivable	(25,000)	—	—
Deferred compensation	—	(8,646,845)	(8,646,845)
Accumulated other comprehensive income (loss)	9,016	(13,114)	(13,114)
Deficit accumulated during the development stage	(30,210,581)	(55,661,781)	(55,661,781)

Total stockholders’ equity (deficit)	9,074,371	(13,750,654)	$43,874,624

Total liabilities and stockholders’ equity (deficit)	$14,207,207	$48,188,154

See accompanying notes.

SANTARUS, INC.

(a development stage company)

STATEMENTS OF OPERATIONS

				Period from
				December 6,
	Years Ended December 31,			1996 (inception)
				to December 31,
	2001	2002	2003	2003

Sublicense revenue	$—	$8,000,000	$—	$8,000,000
Costs and expenses:
License fees	1,293,990	1,400,000	1,000,000	3,901,750
Research and development	5,672,044	15,397,706	13,175,952	37,628,472
Selling, general and administrative	3,240,221	6,033,741	6,548,123	18,059,514
Stock-based compensation	87,427	277,121	2,252,268	2,625,601

Total costs and expenses	10,293,682	23,108,568	22,976,343	62,215,337

Loss from operations	(10,293,682)	(15,108,568)	(22,976,343)	(54,215,337)
Interest and other income, net	725,928	413,746	465,306	1,724,674

Net loss	(9,567,754)	(14,694,822)	(22,511,037)	(52,490,663)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(2,940,163)	(2,940,163)
Beneficial conversion of short-term notes payable to related parties	(135,297)	—	—	(230,955)

Net loss attributable to common stockholders	$(9,703,051)	$(14,694,822)	$(25,451,200)	$(55,661,781)

Basic and diluted net loss per share	$(7.08)	$(9.13)	$(13.71)
Weighted average shares outstanding to calculate basic and diluted net loss per share	1,370,706	1,610,230	1,856,879
Basic and diluted pro forma net loss per share (unaudited)			$(1.30)
Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)			17,335,057
The composition of stock-based compensation is as follows:
Research and development	$—	$—	$487,936	$487,936
Selling, general and administrative	87,427	277,121	1,764,332	2,137,665

	$87,427	$277,121	$2,252,268	$2,625,601

See accompanying notes.

SANTARUS, INC.

(a development stage company)

STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIT)

For the period from December 6, 1996 (inception) to December 31, 2003

									Deficit
	Convertible							Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional			Other	During the
					Paid-In	Stockholder	Deferred	Comprehensive	Development
	Shares	Amount	Shares	Amount	Capital	Receivables	Compensation	Income (Loss)	Stage	Total

Spin-off of Santarus, Inc. from Prometheus Laboratories for patent/license rights on December 6, 1996:
Issuance of common stock at $.0035 per share	—	$—	193,992	$194	$485	$—	$—	$—	$—	$679
Issuance of Series A preferred stock at $.01 per share	620,000	620	—	—	5,580	—	—	—	—	6,200
Net loss	—	—	—	—	—	—	—	—	(1,269)	(1,269)

Balance at December 31, 1996	620,000	620	193,992	194	6,065	—	—	—	(1,269)	5,610
Net loss	—	—	—	—	—	—	—	—	(6,016)	(6,016)

Balance at December 31, 1997	620,000	620	193,992	194	6,065	—	—	—	(7,285)	(406)
Issuance of common stock at $.035 per share for services	—	—	119,997	120	4,080	—	—	—	—	4,200
Issuance of common stock at $.035 per share for technology license agreement	—	—	514,285	514	17,486	—	—	—	—	18,000
Conversion of advances from related party into Series B preferred stock at $.40 per share	580,000	580	—	—	231,420	—	—	—	—	232,000
Issuance of Series B preferred stock at $1.00 per share for receivables, net of financing costs of $63,248	4,696,000	4,696	—	—	4,628,056	(4,696,000)	—	—	—	(63,248)
Net loss	—	—	—	—	—	—	—	—	(116,655)	(116,655)

Balance at December 31, 1998	5,896,000	5,896	828,274	828	4,887,107	(4,696,000)	—	—	(123,940)	73,891
Collection of stockholder receivables	—	—	—	—	—	4,696,000	—	—	—	4,696,000
Issuance of common stock at $.175 per share for stockholder note	—	—	142,855	143	24,857	(25,000)	—	—	—	—
Issuance of common stock for cash upon exercise of options	—	—	2,857	3	497	—	—	—	—	500
Compensation related to non-employee stock options	—	—	—	—	131	—	—	—	—	131
Series B preferred stock issuance costs	—	—	—	—	(3,360)	—	—	—	—	(3,360)
Net loss	—	—	—	—	—	—	—	—	(2,056,428)	(2,056,428)

Balance at December 31, 1999	5,896,000	5,896	973,986	974	4,909,232	(25,000)	—	—	(2,180,368)	2,710,734

									Deficit
	Convertible							Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional			Other	During the
					Paid-In	Stockholder	Deferred	Comprehensive	Development
	Shares	Amount	Shares	Amount	Capital	Receivables	Compensation	Income (Loss)	Stage	Total

Balance at December 31, 1999	5,896,000	5,896	973,986	974	4,909,232	(25,000)	—	—	(2,180,368)	2,710,734
Issuance of common stock at $.175 per share for technology license agreements	—	—	257,140	257	44,743	—	—	—	—	45,000
Discount on notes payable related to grant of warrants	—	—	—	—	95,658	—	—	—	—	95,658
Issuance of common stock for cash upon exercise of options	—	—	1,213	1	211	—	—	—	—	212
Beneficial conversion of short-term notes payable to related parties	—	—	—	—	95,658	—	—	—	(95,658)	—
Compensation related to non-employee stock options	—	—	—	—	8,654	—	—	—	—	8,654
Net loss	—	—	—	—	—	—	—	—	(3,536,682)	(3,536,682)

Balance at December 31, 2000	5,896,000	5,896	1,232,339	1,232	5,154,156	(25,000)	—	—	(5,812,708)	(676,424)
Conversion of notes payable into Series C preferred stock at $2.43 per share	643,586	643	—	—	1,563,270	—	—	—	—	1,563,913
Issuance of Series C preferred stock at $2.43 per share for cash, net of issuance costs of $113,318	13,034,166	13,035	—	—	31,546,671	—	—	—	—	31,559,706
Issuance of Series C preferred stock at $2.43 per share for cash upon exercise of warrants	23,456	23	—	—	56,975	—	—	—	—	56,998
Issuance of common stock at $.175 per share for technology license agreement	—	—	164,284	164	28,586	—	—	—	—	28,750
Discount on notes payable related to grant of warrants	—	—	—	—	135,297	—	—	—	—	135,297
Issuance of common stock for cash upon exercise of options net of 868 unvested shares repurchased	—	—	259,897	260	52,726	—	—	—	—	52,986
Beneficial conversion of short-term notes payable to related parties	—	—	—	—	135,297	—	—	—	(135,297)	—
Compensation related to non-employee stock options	—	—	—	—	87,427	—	—	—	—	87,427
Net loss	—	—	—	—	—	—	—	—	(9,567,754)	(9,567,754)
Unrealized gain on investments	—	—	—	—	—	—	—	46,858	—	46,858

Comprehensive loss	—	—	—	—	—	—	—	—	—	(9,520,896)

Balance at December 31, 2001	19,597,208	19,597	1,656,520	1,656	38,760,405	(25,000)	—	46,858	(15,515,759)	23,287,757

									Deficit
	Convertible							Accumulated	Accumulated
	Preferred Stock		Common Stock		Additional			Other	During the
					Paid-In	Stockholder	Deferred	Comprehensive	Development
	Shares	Amount	Shares	Amount	Capital	Receivables	Compensation	Income (Loss)	Stage	Total

Balance at December 31, 2001	19,597,208	19,597	1,656,520	1,656	38,760,405	(25,000)	—	46,858	(15,515,759)	23,287,757
Issuance of common stock for stockholder note upon exercise of options	—	—	108,571	109	93,891	(94,000)	—	—	—	—
Forgiveness of stockholder note	—	—	—	—	—	94,000	—	—	—	94,000
Issuance of common stock for cash upon exercise of options net of 2,065 unvested shares repurchased	—	—	216,858	217	147,940	—	—	—	—	148,157
Change in par value of preferred and common stock from $.001 to $.0001	—	(17,637)	—	(1,784)	19,421	—	—	—	—	—
Compensation related to non-employee stock options	—	—	—	—	277,121	—	—	—	—	277,121
Net loss	—	—	—	—	—	—	—	—	(14,694,822)	(14,694,822)
Unrealized loss on investments	—	—	—	—	—	—	—	(37,842)	—	(37,842)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(14,732,664)

Balance at December 31, 2002	19,597,208	1,960	1,981,949	198	39,298,778	(25,000)	—	9,016	(30,210,581)	9,074,371
Issuance of common stock for cash upon exercise of options	—	—	416,491	42	370,995	—	—	—	—	371,037
Forgiveness of stockholder note	—	—	—	—	—	25,000	—	—	—	25,000
Accretion to redemption value of redeemable convertible preferred stock	—	—	—	—	—	—	—	—	(2,940,163)	(2,940,163)
Deferred compensation related to issuance of stock options to employees	—	—	—	—	10,512,825	—	(10,512,825)	—	—	—
Amortization of deferred compensation	—	—	—	—	—	—	1,865,980	—	—	1,865,980
Compensation related to non-employee stock options	—	—	—	—	386,288	—	—	—	—	386,288
Net loss	—	—	—	—	—	—	—	—	(22,511,037)	(22,511,037)
Unrealized loss on investments	—	—	—	—	—	—	—	(22,130)	—	(22,130)

Comprehensive loss	—	—	—	—	—	—	—	—	—	(22,533,167)

Balance at December 31, 2003	19,597,208	$1,960	2,398,440	$240	$50,568,886	$—	$(8,646,845)	$(13,114)	$(55,661,781)	$(13,750,654)

See accompanying notes.

SANTARUS, INC.

(a development stage company)

STATEMENTS OF CASH FLOWS

				Period from
				December 6,
				1996
	Years Ended December 31,			(Inception) to
				December 31,
	2001	2002	2003	2003

Operating activities
Net loss	$(9,567,754)	$(14,694,822)	$(22,511,037)	$(52,490,663)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	266,957	251,087	312,386	958,389
Stock-based compensation	87,427	277,121	2,252,268	2,625,601
Noncash interest expense for warrants issued	187,795	—	—	230,955
Issuance of common stock for services	—	—	—	4,200
Issuance of common stock for technology license agreements	28,750	—	—	91,750
Forgiveness of stockholder notes	—	94,000	25,000	119,000
Changes in operating assets and liabilities:
Restricted cash	100,000	—	—	—
Other current assets	(195,186)	(257,409)	(369,798)	(916,445)
Long-term restricted cash	(900,000)	—	—	(950,000)
Other assets	(58,834)	15,006	5,667	(58,436)
Accounts payable and accrued liabilities	480,023	3,376,866	(586,371)	3,858,169

Net cash used in operating activities	(9,570,822)	(10,938,151)	(20,871,885)	(46,527,480)
Investing activities
Purchase of short-term investments	(21,053,708)	(10,217,160)	(45,402,660)	(76,673,528)
Sales and maturities of short-term investments	11,506,326	12,450,000	20,119,000	44,075,326
License costs	—	—	—	(166,121)
Purchases of property and equipment	(642,813)	(361,220)	(84,769)	(1,400,363)

Net cash (used in) provided by investing activities	(10,190,195)	1,871,620	(25,368,429)	(34,164,686)
Financing activities
Exercise of stock options	52,986	148,157	371,037	572,892
Issuance of Series C convertible preferred stock, net	31,616,704	—	—	31,616,704
Issuance of Series D redeemable convertible preferred stock, net	—	—	54,685,116	54,685,116
Collection of stockholder receivables, net	—	—	—	4,629,392
Advances received from stockholders	—	—	—	232,000
Proceeds from short-term notes payable to related parties	1,700,000	—	—	2,540,000
Payments on short-term notes payable to related parties	(1,000,000)	—	—	(1,000,000)
Proceeds from equipment notes payable	—	809,309	—	809,309
Payments on equipment notes payable	—	(97,100)	(232,936)	(330,036)
Proceeds from line-of-credit agreement	—	—	—	250,000
Payments on line-of-credit	(150,000)	—	—	(250,000)

Net cash provided by financing activities	32,219,690	860,366	54,823,217	93,755,377

Increase (decrease) in cash and cash equivalents	12,458,673	(8,206,165)	8,582,903	13,063,211
Cash and cash equivalents at beginning of the period	227,800	12,686,473	4,480,308	—

Cash and cash equivalents at end of the period	$12,686,473	$4,480,308	$13,063,211	$13,063,211

Supplemental disclosure of cash flow information:
Interest paid	$9,041	$28,983	$55,964	$118,646

Supplemental schedule of noncash investing and financing activities:
Issuance of stock in exchange for stockholder receivables	$—	$94,000	$—	$4,815,000

Conversion of debt to equity	$1,563,913	$—	$—	$1,795,913

Accretion to redemption value of redeemable convertible preferred stock	$—	$—	$2,940,163	$2,940,163

Beneficial conversion of short-term notes payable to related parties	$135,297	$—	$—	$230,955

See accompanying notes.

SANTARUS, INC.

(a development stage company)

NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Organization and Business

      Santarus, Inc. (“Santarus” or the “Company”) is a specialty pharmaceutical company focused on acquiring, developing and commercializing products for the prevention and treatment of gastrointestinal diseases and disorders.

      Santarus was incorporated on December 6, 1996 as a California corporation and did not commence significant business activities until late 1998. The Company, previously named TBG Pharmaceuticals, Inc., was formed as a result of a spin-off from Prometheus Laboratories, Inc. On July 9, 2002, the Company reincorporated in the State of Delaware.

      The Company’s operations to date have been limited to organizing and staffing the Company, acquiring, developing and securing its technology and undertaking product development and clinical trials for a limited number of product candidates. As the Company has not begun principal operations of commercializing a product candidate, the financial statements have been presented as a development stage company.

Use of Estimates in the Preparation of Financial Statements

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosures of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Unaudited Pro Forma Stockholders’ Equity Presentation

      The unaudited pro forma redeemable convertible preferred stock and stockholders’ equity at December 31, 2003 reflects the effect of the conversion of all shares of redeemable convertible preferred stock and convertible preferred stock into 19,740,759 shares of common stock as though the completion of the planned initial public offering occurred on December 31, 2003. Common shares issued in such initial public offering and any related net proceeds are excluded from such pro forma information.

Cash and Cash Equivalents

      Cash and cash equivalents consist of highly liquid investments with a remaining maturity of less than three months when purchased.

Investments

      The Company has classified its debt securities as available-for-sale and, accordingly, carries its short-term investments at fair value, and unrealized holding gains or losses on these securities are carried as a separate component of stockholders’ equity (deficit). The cost of debt securities is adjusted for amortization of premiums or accretion of discounts to maturity, and such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary (of which there have been none to date) on available-for-sale securities are included in interest income. The cost of securities sold is based on the specific identification method.

Concentration of Credit Risk

      The Company invests its excess cash in highly liquid debt instruments of financial institutions, government municipalities, and corporations with strong credit ratings. The Company has established guidelines relative to diversification of its cash investments and their maturities that are intended to maintain safety and liquidity. These guidelines are periodically reviewed and modified to take advantage of trends in

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

yields and interest rates and changes in the Company’s operations and financial position. To date, the Company has not experienced any losses on its cash and cash equivalents and short-term investments.

Property and Equipment

      Property and equipment are carried at cost less accumulated depreciation and amortized over the estimated useful lives of the assets, ranging from three to five years or the term of the related lease using the straight-line method.

Fair Value of Financial Instruments

      The Company’s financial instruments, including cash, cash equivalents, short-term investments and accounts payable and accrued liabilities are carried at cost which approximates fair value due to the relative short-term maturities of these instruments. Based on the borrowing rates currently available to the Company for debt with similar terms, management believes the fair value of the long-term debt approximates its carrying value.

Impairment of Long-Lived Assets

      In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, the Company assesses the recoverability of the affected long-lived assets by determining whether the carrying value of such assets can be recovered through undiscounted future operating cash flows. If impairment is indicated, the Company measures the amount of such impairment by comparing the fair value to the carrying value. There have been no indicators of impairment through December 31, 2003.

Revenue Recognition

      The Company recognizes revenue in accordance with SEC Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements (“SAB No. 101”). SAB No. 101 requires that four basic criteria must be met before revenue can be recognized: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred or services rendered; (3) the fee is fixed and determinable; and (4) collectibility is reasonably assured.

      The Company evaluates the criteria outlined in Emerging Issues Task Force Issue (“EITF”) No. 99-19, Reporting Revenue Gross as a Principal Versus Net as an Agent, in determining whether it is appropriate to record the gross amount of sublicense revenues and related costs or the net amount earned under the arrangement. The Company has recognized the gross amount of sublicense revenue and related costs as the Company has no future obligations pursuant to the arrangement, is the primary obligor in the arrangement, had latitude in establishing the amounts received under the arrangement and was involved in the determination of the scope of technology sublicensed under the agreement.

Patent Costs

      Costs related to filing and pursuing patent applications are expensed as incurred as recoverability of such expenditures is uncertain.

License Fees and Research and Development Expenses

      Research and development expenditures consist primarily of costs associated with preclinical testing and clinical trials of the Company’s product candidates, including the costs of developing and manufacturing the Company’s product candidates, compensation related to research and development personnel and facilities expenses. Clinical trial costs include fees paid to clinical research organizations, research institutions and other service providers, which conduct certain research activities on behalf of the Company.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      Research and development expenditures are charged to expense as incurred. Expenses related to clinical trials are generally accrued based on contracted amounts applied to the level of patient enrollment and activity according to the protocol. If timelines or contracts are modified based on changes in the clinical trial protocol or scope of work to be performed, the Company modifies its estimates accordingly on a prospective basis.

      The Company has expensed amounts paid to obtain patents or acquire licenses, as the ultimate recoverability of the amounts paid is uncertain and the technology has no alternative future use when acquired. Future acquisitions of patents and technology licenses will be charged to expense or capitalized based upon management’s assessment regarding the ultimate recoverability of the amounts paid and the potential for alternative future use. Amounts capitalized would be amortized over the useful life of the technology using the straight-line method and reviewed annually for impairment. Annual license maintenance fees under cancellable agreements are capitalized and charged to expense over the corresponding twelve months. Quarterly sponsored research fees under cancellable agreements are charged to expense as paid.

Stock-Based Compensation

      In December 2002, SFAS No. 148, Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123 was issued. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation from the intrinsic value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”). In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation. The Company adopted the disclosure requirements of SFAS No. 148 effective December 31, 2002. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting prescribed in APB No. 25 and, accordingly, does not recognize compensation expense for stock option grants made at an exercise price equal to or in excess of the fair value of the stock at the date of grant. Deferred compensation is recognized and amortized on an accelerated basis in accordance with Financial Accounting Standards Board Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans, over the vesting period of the related options.

      Had compensation cost for the Company’s outstanding employee stock options been determined based on the fair value at the grant dates for those options consistent with SFAS No. 123, the Company’s net loss and basic and diluted net loss per share, would have been changed to the following pro forma amounts:

	Years Ended December 31,

	2001	2002	2003

Net loss attributable to common stockholders as reported	$(9,703,051)	$(14,694,822)	$(25,451,200)
Add: Stock-based employee compensation expense included in net loss	—	—	1,865,980
Deduct: Stock-based employee compensation expense determined under fair value method	(85,989)	(206,326)	(2,497,906)

Pro forma net loss attributable to common stockholders	$(9,789,040)	$(14,901,148)	$(26,083,126)

Basic and diluted net loss per share as reported	$(7.08)	$(9.13)	$(13.71)
Basic and diluted pro forma net loss per share	$(7.14)	$(9.25)	$(14.05)

      SFAS No. 123 pro forma information regarding net loss is required by SFAS No. 123, and has been determined as if the Company had accounted for its stock-based employee compensation under the fair value method prescribed in SFAS No. 123. The fair value of the options was estimated at the date of grant using the Black-Scholes pricing model with the following assumptions for 2001, 2002 and 2003: weighted average

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

risk-free interest rates of 3.25%, 3.0% and 2.5%, respectively; a dividend yield of 0%; a volatility of 70%; and a weighted-average life of the option of 6.1, 6.5 and 6.7 years, respectively.

      The effects of applying SFAS No. 123 in this pro forma disclosure are not indicative of future amounts. Stock option grants are expensed over their respective vesting periods.

      The Company accounts for options issued to nonemployees under SFAS No. 123 and EITF Issue 96-18, Accounting for Equity Investments that are Issued to Other than Employees for Acquiring or in Conjunction with Selling Goods or Services. As such, the value of such options is periodically remeasured and income or expense is recognized during their vesting terms.

Comprehensive Income (Loss)

      SFAS No. 130, Reporting Comprehensive Income (Loss), requires that all components of comprehensive income (loss), including net income (loss), be reported in the financial statements in the period in which they are recognized. Comprehensive income (loss) is defined as the change in equity during a period from transactions and other events and circumstances from non-owner sources. Net income (loss) and other comprehensive income (loss), and unrealized gains and losses on investments, shall be reported, net of their related tax effect, to arrive at comprehensive income. The Company has reported the total comprehensive loss in the statements of stockholders’ equity.

Net Loss Per Share

      The Company calculated net loss per share in accordance with SFAS No. 128, Earnings Per Share, and Staff Accounting Bulletin (“SAB”) No. 98. Basic loss per share is calculated by dividing the net loss by the weighted average number of common shares outstanding for the period, without consideration for common stock equivalents. Diluted loss per share is computed by dividing the net loss by the weighted average number of common share equivalents outstanding for the period determined using the treasury-stock method. For purposes of this calculation, common stock subject to repurchase by the Company, preferred stock, options, and warrants are considered to be common stock equivalents and are only included in the calculation of diluted earnings per share when their effect is dilutive. Under the provisions of SAB No. 98, common shares issued for nominal consideration (as defined), if any, would be included in the per share calculations as if they were outstanding for all periods presented. No common shares have been issued for nominal consideration.

      The pro forma shares used to compute basic and diluted net loss per share represents the weighted average common shares outstanding, reduced by the weighted average unvested common shares subject to repurchase, and including the assumed conversion of all outstanding shares of preferred stock into shares of common stock using the as-if converted method as of January 1, 2003 or the date of issuance, if later.

	Years Ended December 31,

	2001	2002	2003

Historical:
Numerator:
Net loss	$(9,567,754)	$(14,694,822)	$(22,511,037)
Accretion to redemption value of redeemable convertible preferred stock	—	—	(2,940,163)
Beneficial conversion of short-term notes payable to related parties	(135,297)	—	—

Net loss attributable to common stockholders	$(9,703,051)	$(14,694,822)	$(25,451,200)

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

	Years Ended December 31,

	2001	2002	2003

Denominator:
Weighted average common shares	1,595,003	1,919,460	2,023,077
Weighted average unvested common shares subject to repurchase	(224,297)	(309,230)	(166,198)

Denominator for basic and diluted net loss per share	1,370,706	1,610,230	1,856,879

Basic and diluted net loss per share	$(7.08)	$(9.13)	$(13.71)
Pro forma:
Pro forma net loss			$(22,511,037)

Basic and diluted pro forma net loss per share (unaudited)			$(1.30)
Pro forma adjustments to reflect assumed weighted average effect of conversion of preferred stock (unaudited)			15,478,178

Weighted average shares outstanding to calculate basic and diluted pro forma net loss per share (unaudited)			17,335,057

Historical outstanding antidilutive securities not included in diluted net loss per share calculation:
Redeemable convertible and convertible preferred stock	19,597,208	19,597,208	63,497,208
Common stock subject to repurchase	199,305	245,037	237,963
Options to purchase common stock	779,425	687,626	2,362,757
Stock warrants	144,440	145,866	167,057

	20,720,378	20,675,737	66,264,985

Segment Reporting

      Management has determined that the Company operates in one business segment which is the development and commercialization of pharmaceutical products.

Income Taxes

      In accordance with SFAS No. 109, Accounting for Income Taxes, a deferred tax asset or liability is determined based on the difference between the financial statement and tax basis of assets and liabilities, as measured by the enacted tax rates that will be in effect when these differences reverse. The Company provides a valuation allowance against net deferred tax assets unless, based upon the available evidence, it is more likely than not that the deferred tax assets will be realized.

New Accounting Pronouncements

      In June 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS No. 146 requires that costs associated with exit or disposal activities be recorded at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management’s commitment to an exit plan, which is generally before an actual liability has been incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company’s financial statements.

      In November 2002, the Financial Accounting Standards Board issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others (“FIN No. 45”). FIN No. 45 requires that upon issuance of a guarantee, the guarantor must disclose and recognize a liability for the fair value of the obligation it assumes under that guarantee. The initial recognition and measurement requirements of FIN No. 45 are effective for guarantees issued or modified after December 31, 2002. The disclosure requirements of FIN No. 45 are effective for interim and

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

annual periods ending after December 15, 2002, and are applicable to certain guarantees issued before December 31, 2002. The Company adopted FIN No. 45 disclosure requirements as of December 31, 2002. The adoption of the provisions for recognition and initial measurement did not have a material impact on the Company’s financial statements.

      In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (“FIN No. 46”). FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective immediately for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after December 15, 2003. The adoption of FIN No. 46 did not have a material impact on the Company’s financial statements.

      In May 2003, the Financial Accounting Standards Board issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 requires that certain financial instruments, which under previous guidance were accounted for as equity, must now be accounted for as liabilities. The financial instruments affected include mandatorily redeemable stock, certain financial instruments that require or may require the issuer to buy back some of its shares in exchange for cash or other assets and certain obligations that can be settled with shares of stock. SFAS No. 150 is effective for all financial instruments entered into or modified after May 31, 2003 and otherwise is effective the beginning of the first interim period after June 15, 2003. The adoption of SFAS No. 150 did not have a material impact on the Company’s financial statements and did not require the Company to reclassify its series D redeemable convertible preferred stock to a liability as the shares are contingently redeemable. The Company would be required to reclassify its series D redeemable convertible preferred stock to a liability once the redemption provisions become certain of occurrence.

2. Investments

      The following is a summary of investments as of December 31, 2002 and 2003, which includes amounts classified as cash, cash equivalents, short-term investments and restricted cash. All investments held at December 31, 2002 and 2003 have contractual maturities within one year.

	Amortized		Unrealized
	Cost	Market Value	Gain (Loss)

December 31, 2002
U.S. government and state agencies	$4,500,000	$4,500,310	$310
Corporate debt securities	6,314,542	6,323,248	8,706
Money market funds	1,930,308	1,930,308	—

Total	$12,744,850	$12,753,866	$9,016

December 31, 2003
U.S. government and state agencies	$30,128,767	$30,124,964	$(3,803)
Corporate debt securities	12,669,436	12,660,125	(9,311)
Money market funds	3,813,210	3,813,210	—

Total	$46,611,413	$46,598,299	$(13,114)

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      There were no gross realized gains or losses on sales of available-for-sale securities for the years ended December 31, 2002 and 2003.

3. Property and Equipment

      Property and equipment consist of the following:

	December 31,

	2002	2003

Computer equipment and software	$493,822	$574,798
Office equipment and furniture	577,498	577,612
Leasehold improvements	178,483	178,483

	1,249,803	1,330,893
Less accumulated depreciation and amortization	(406,110)	(714,817)

	$843,693	$616,076

4. Accounts Payable and Accrued Liabilities

      Accounts payable and accrued liabilities consist of the following:

	December 31,

	2002	2003

Accounts payable	$933,085	$968,205
Accrued compensation and benefits	1,066,916	1,367,509
Accrued research and development expenses	1,533,437	1,012,660
Accrued legal fees	688,178	197,888
Other accrued liabilities	199,011	287,995

	$4,420,627	$3,834,257

5. Technology License Agreements

      In January 2001, the Company entered into a technology license agreement with The Curators of the University of Missouri (“Missouri”). Under the technology license agreement, Missouri granted the Company an exclusive, worldwide license to certain technologies and patent rights in exchange for a one-time licensing fee of $1,000,000, 164,284 shares of the Company’s common stock, future development milestone payments, which may total up to $9,500,000 in the aggregate, including $5,000,000 upon approval in the U.S. of the Company’s first product based on the licensed technology, and royalty payments on the net sales of any licensed product sold by the Company. The Company is also required to make milestone payments based on first-time achievement of significant sales thresholds, up to a maximum of $86,300,000. The license agreement is valid through the last to expire patent issued pursuant to the license agreement, or in countries in which there are no pending patent applications or existing patents, terminates on a country-by-country basis on the fifteenth anniversary of the Company’s first commercial sale in such country. In 2003, the Company recorded, as license fees, a $1,000,000 milestone fee paid to Missouri upon the filing of the Company’s first New Drug Application. The rights under the Missouri license are subject to early termination under specified circumstances. Management believes that it has currently met all of its obligations under the license agreement.

      Under the Missouri technology license agreement, the Company entered into a five-year sponsored research agreement in August 2001. The Company supports the program by granting cash, which is being paid and expensed in twenty equal quarterly installments.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In June 2002, the Company entered into a sublicense agreement which grants TAP Pharmaceutical Products Inc. (“TAP”) certain rights to the technologies the Company licenses from Missouri, in exchange for a fee of $8,000,000, milestone payments and royalties on any future sales, subject to conditions contained in the agreement. TAP is responsible for all of its product development and commercialization expenses. Under the terms of the agreement, TAP has the right to discontinue its development efforts and terminate the agreement without cause by giving 60 days prior written notice.

      During 1998 through 2000, the Company entered into various technology license agreements in exchange for an aggregate 771,425 shares of common stock and future commitments for milestone payments, royalty payments and license maintenance fees. As of December 31, 2003, these agreements and related development efforts had either been suspended or terminated by the Company.

6. Short-Term Notes Payable to Related Parties

      In October 2000, the Company entered into note and warrant purchase agreements whereby the Company agreed to sell and issue to certain board members and principal stockholders of the Company subordinated convertible notes in the aggregate principal amount of up to $3,000,000 and warrants to purchase preferred stock. In 2000 and 2001, the Company issued $840,000 and $1,700,000, respectively, of short-term unsecured subordinated convertible notes (bearing interest at 8%) and warrants to purchase 69,132 and 98,764 shares of preferred stock, respectively. The warrants are exercisable for a period of five years with an exercise price equivalent to $2.43 per share. The Company recorded the value of the warrants of approximately $231,000 as a discount to the notes and charged to interest expense approximately $188,000 in 2001. Additionally, after allocating the proceeds, the Company determined that there was a beneficial conversion feature for the short-term notes payable to related parties of approximately $135,000 for the year ended December 31, 2001, which was included in the statements of operations. The value of the warrants was determined using the Black-Scholes valuation method and was amortized over the life of the related short-term notes.

      In February 2001, in conjunction with the Company’s private placement of series C convertible preferred stock, the Company converted the $1,540,000 principal amount and associated accrued interest due under such subordinated convertible notes into 643,586 shares of series C convertible preferred stock. In addition, the remaining principal amount of $1,000,000 and associated accrued interest due under such subordinated convertible notes were paid in full in February 2001.

7. Long-Term Debt

      In August 2002, the Company entered into a financing agreement, which provided up to $1,400,000 of net financing for furniture, equipment and tenant improvements through April 3, 2003. Borrowings under the loan schedule are payable over a thirty-six or forty-eight month period including principal and interest based on three-or four-year U.S. Treasury maturities (approximately 9.23% under the outstanding loan schedule). Principal payments due in 2004 through 2006 are approximately $255,000, $186,000 and $38,000, respectively. The credit agreement provides the lender with security interest in all equipment financed under the line and requires payment of a security deposit should the Company’s cash balances fall below certain minimum levels. As of December 31, 2003, the Company is in compliance with the required minimum cash balance provisions.

8. Commitments

     Facility Lease

      In August 2001, the Company entered into an operating lease for its primary office facility, expiring in March 2008, with monthly rental payments commencing in October 2001. The annual rent is subject to annual increases of 3.5%. In conjunction with the operating lease, the Company established a letter of credit for $950,000 naming the landlord as beneficiary. The letter of credit is fully secured by restricted cash and

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

has automatic extensions each year until May 2008. The letter of credit will be reduced to $700,000, $400,000, and $100,000 at March 31, 2006, 2007, and 2008, respectively, and the entire balance is excused if the Company has $40,000,000 in cash, cash equivalents and short-term investments on hand. In November 2001, the Company entered into an agreement to assign all of its rights and obligations under the lease on its former facility to a third party. At December 31, 2003, estimated annual future minimum rental payments under the Company’s operating lease for the years ending December 31 are as follows:

2004	$756,000
2005	783,000
2006	810,000
2007	839,000
2008	211,000

Total minimum lease payments	$3,399,000

      Rent expense was approximately $296,000, $749,000 and $803,000 for the years ended December 31, 2001, 2002 and 2003, respectively.

     Commercial Supply Agreement

      In December 2003, the Company entered into a commercial supply agreement, which among other things, obligates the Company to fund up to approximately $1,900,000 in manufacturing equipment for the supplier. The supplier is obligated to reimburse the Company for this amount in the event the Company purchases a specified aggregate number of units.

9. Series D Redeemable Convertible Preferred Stock

      In April 2003, the Company issued 36,102,536 shares of series D redeemable convertible preferred stock (“series D preferred stock”) at $1.2557 per share for net proceeds of approximately $44,900,000 after deducting issuance costs of approximately $420,000. In May and June 2003, the Company issued an additional 7,797,464 shares of series D preferred stock at $1.2557 per share for net proceeds of approximately $9,800,000 after deducting issuance costs of approximately $20,000. Dividends are payable at a rate of 8% of the stated price of $1.2557 per year whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2003, no dividends have been declared. In connection with the financing, the Company issued to its placement agent warrants to purchase 20,478 shares of its common stock. The warrants are exercisable for a period of five years with an exercise price of $4.395 per share. The fair value of the warrant was not material and accordingly, none of the proceeds was allocated to the warrant.

      The series D preferred stock is convertible at the option of the holder into the number of shares of the Company’s common stock that results from dividing the stated price of $1.2557 by the conversion price in effect at the time of conversion. The conversion price was initially set at $1.2557 subject to certain adjustments including adjustments for stock splits or specified dilutive issuances. Upon the effectuation of the 1-for-3.5 reverse stock split (see Note 14), the conversion price was adjusted to $4.395. The series D preferred stock will convert automatically upon the closing of a qualified public offering. A qualified public offering is defined as an underwritten public offering of the Company’s common stock at a price of not less than $17.57 per share (subject to adjustment for stock splits), which results in the Company receiving gross proceeds of at least $50,000,000. The series D preferred stock may also be converted upon the vote of the holders of at least 50% of the series A, series B and series C preferred stock, voting together as a separate class, and at least 66 2/3% of the series D preferred stock, voting as a separate class.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      In all matters submitted to the vote of stockholders of the Company, the holder of each share of series D preferred stock shall have the right to one vote for each share of common stock into which such shares of preferred stock could be converted.

      In the event of a liquidation, the holders of the series D preferred stock are entitled to receive, before any amount shall be paid to the holders of any other series of preferred stock or common stock, an amount per share equal to the stated price of the series D preferred stock plus 8% per year (not compounded) (provided that the effective dividend rate is subject to increase based on any increase in the fair market value of the series D preferred stock above the stated price as measured at the time of liquidation). After all preferential payments to the holders of all series of preferred stock, the holders of the series D preferred stock are also entitled to a pro rata distributive share of any remaining assets on an “as if fully converted” basis with the holders of the series B, series C and common stock until the holders of the series D preferred stock have received an aggregate amount per share equal to four times the stated price of the series D preferred stock.

      The series D preferred stock is redeemable at any time after April 30, 2008 upon written notice of the holders of at least two-thirds of the outstanding shares of series D preferred stock. The redemption price of the series D preferred stock is equal to the stated price of the series D preferred stock plus 8% per year (not compounded). The Company is increasing the carrying amount of the series D preferred stock by periodic accretions, so that the carrying amounts will equal the minimum redemption values on the earliest redemption date. Increases in the carrying amounts of the series D preferred stock are recorded as increases in the Company’s accumulated deficit. The Company has evaluated the provisions of SFAS No. 150 in accounting for and classifying its series D preferred stock. At December 31, 2003, the series D preferred stock is considered contingently redeemable as the redemption is not certain of occurrence. Upon the receipt of redemption notices, the Company would be required to reclassify the series D preferred stock as a liability on the balance sheet because the redemption would be considered certain to occur.

10. Stockholders’ Equity

Authorized Shares

      In December 1996, the Company was incorporated under the General Corporation Law of California. In connection with its private placement of series C convertible preferred stock (“series C”) in February 2001, the Company amended its Articles of Incorporation to increase the total number of shares of stock authorized from 25,000,000 to 65,000,000 shares. In connection with its private placement of series D redeemable convertible preferred stock in April 2003 (see Note 9), the Company restated its Certificate of Incorporation to increase the total number of shares of stock authorized from 65,000,000 to 167,641,648 shares, designating 104,000,000 shares as common stock and 63,641,648 shares as preferred stock. Of the preferred stock, 620,000 are designated as series A preferred stock, 5,276,000 are designated as series B preferred stock, 13,845,648 are designated as series C preferred stock and 43,900,000 are designated as series D preferred stock. Effective in July 2002, the Company’s stockholders approved the reincorporation of the Company in the State of Delaware. Concurrently with the reincorporation, the Company changed the par value of its common and preferred stock from $0.001 to $0.0001. The change in par value has been recorded as an adjustment to additional paid-in capital, preferred and common stock.

Common Stock

      In December 1996, the Company issued 193,992 shares of its common stock to the stockholders of Prometheus Laboratories, Inc. at the fair value of $0.0035 per share for patent and license rights obtained in conjunction with the spin-off of the Company.

      In November 1998, the Company issued 119,997 shares of common stock at the fair value of $0.035 per share to an officer and various consultants of the Company as payment for services performed. Of the

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

common shares issued, 5,713 shares were issued to consultants and vested upon completion of services performed. The remaining 114,284 shares were issued to an officer of and a consultant to the Company with the following vesting terms: (a) 38,094 shares vested upon execution of the restricted stock purchase agreements; and (b) 76,190 shares vested over a four-year period. The Company had the option to repurchase, at the original issue price, all unvested shares in the event of termination of service to the Company. The Company accounted for the 119,997 shares as variable under the provisions of EITF 96-18 and recognized noncash stock-based compensation expense over the vesting periods. Unvested shares were revalued as they vested in accordance with SFAS No. 123 and EITF 96-18 using the Black-Scholes model. In March 2001, the Company accelerated the vesting with respect to certain shares to be fully vested as of that date and recorded approximately $15,000 in expense associated with the acceleration.

      In December 1998, the Company issued 514,285 shares of common stock at the fair value of $0.035 per share in exchange for a technology license agreement.

      In March 1999, the Company issued 142,855 shares of common stock at the fair value of $0.175 per share to a member of the Board of Directors, who was also an officer of and a consultant to the Company, in exchange for a stockholder note. The shares vested under the following terms: (a) 35,714 shares vested upon the first anniversary of execution of the restricted stock purchase agreement (the “Agreement”); and (b) 107,141 shares vested over a three-year period beginning after the first anniversary date of the Agreement. The Company had the option to repurchase, at the original issue price, all unvested shares in the event of termination of service. If service to the Company was continuous for four years from the date of execution of the Agreement, then the Company would forgive the balance owed under the stockholder note. The Company accounted for the 142,855 shares as variable under the provisions of EITF 96-18. In March 2003, the principal balance of the note and all accrued interest was forgiven by the Company.

      In March and August 2000, the Company issued an aggregate of 257,140 shares of common stock at the fair value of $0.175 per share under certain technology license agreements. Of the 257,140 shares issued, 114,285 shares were immediately vested upon issuance, while 142,855 shares vested 40% upon the effective date of the technology license agreement with the remaining shares vesting upon the earlier of dates ranging from 2005 through 2008 or certain milestones. Upon termination of the license agreement in September 2002, all shares became fully vested.

      In January 2001, the Company issued 164,284 shares of common stock at the fair value of $0.175 per share pursuant to a technology license agreement (see Note 5). Under the terms of the agreement, 71,428 shares vested immediately, while the remaining 92,856 shares vest upon the earlier of dates ranging from 2004 through 2006 or certain milestones.

Convertible Preferred Stock

Series A Preferred Stock

      In December 1996, the Company issued all 620,000 authorized shares of its series A convertible preferred stock to the stockholders of Prometheus Laboratories, Inc. at $0.01 per share in conjunction with the spin-off and formation of the Company. Dividends are payable at a rate of $0.005 per share whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2002 and 2003, no dividends have been declared.

Series B Preferred Stock

      In December 1998, the Company converted a $232,000 short-term loan into 580,000 shares of series B convertible preferred stock at $0.40 per share.

      In December 1998, the Company issued 4,696,000 shares of series B convertible preferred stock at $1.00 per share for net proceeds of approximately $4,629,000 after deducting issuance costs of approximately

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

$67,000. The Company received the proceeds from the issuance of series B convertible preferred stock in January 1999.

      Dividends are payable at a rate of $0.08 per share on the series B convertible preferred stock whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2002 and 2003, no dividends have been declared.

Series C Preferred Stock

      In February 2001, the Company issued 13,034,166 shares of series C convertible preferred stock at $2.43 per share for net proceeds received in February and March 2001 of approximately $31,600,000, after deducting issuance costs of approximately $113,000. In conjunction with the Company’s private placement of series C convertible preferred stock, the Company converted $1,540,000 principal amount and associated accrued interest due of approximately $24,000 under subordinated convertible notes into 643,586 shares of series C convertible preferred stock.

      Dividends are payable at a rate of $0.1944 per share whenever funds are legally available and when and if declared by the Board of Directors. As of December 31, 2002 and 2003, no dividends have been declared.

Conversion

      The series A, series B and series C convertible preferred stock are convertible at the option of the holder into the number of shares of the Company’s common stock that results from dividing the stated prices of $0.10, $1.00 and $2.43, respectively, by the conversion prices in effect at the time of conversion. In connection with the Company’s private placement of series D redeemable convertible preferred stock in April 2003, the conversion prices for the series A, series B and series C convertible preferred stock were set at $0.10, $1.00 and $1.7253, respectively, subject to certain adjustments including adjustments for stock splits or specified dilutive issuances. Upon the effectuation of the 1-for-3.5 reverse stock split (see Note 14), the conversion prices for the series A, series B and series C convertible preferred stock were adjusted to $0.35, $3.50 and $6.0386, respectively. The series A, series B and series C convertible preferred stock will convert automatically upon the closing of a qualified public offering. A qualified public offering is defined as an underwritten public offering of the Company’s common stock at a price of not less than $17.57 per share (subject to adjustment for stock splits), which results in the Company receiving gross proceeds of at least $50,000,000. The series A, series B and series C preferred stock may also be converted upon the vote of the holders of at least 50% of the series A, series B and series C preferred stock, voting together as a separate class, and at least 66 2/3% of the series D preferred stock, voting as a separate class.

Voting

      In all matters submitted to the vote of stockholders of the Company, the holder of each share of series A, series B and series C convertible preferred stock shall have the right to one vote for each share of common stock into which such shares of preferred stock could be converted.

Liquidation

      The holders of series A, series B and series C convertible preferred stock are entitled to receive, before any amount shall be paid to the holders of common stock, an amount equal to $0.10, $1.00 and $2.43 for each outstanding share of stock, respectively. After all preferential payments to the holders of all series of preferred stock, the holders of the series B and series C convertible preferred stock are also entitled to a pro rata distributive share of any remaining assets on an “as if fully converted” basis with the holders of the series D and common stock until the holders of the series B and series C convertible preferred stock have received an aggregate amount per share equal to four times the respective stated prices.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

Stock Option Plans

      In October 1998, the Company adopted the Santarus, Inc. 1998 Stock Option Plan (the “Plan”) for the benefit of its eligible employees, consultants, and independent directors. The Plan initially authorized the Company to issue options to purchase up to 285,714 shares of its common stock. In August 2000, February 2001, January 2002 and April 2003, the Plan was amended to authorize the Company to issue options to purchase up to 457,142, 1,071,428, 1,314,285 and 4,171,428 shares of its common stock, respectively. Under the terms of the Plan, nonqualified and incentive options may be granted at prices not less than 85% and 100% of the fair value on the date of grant, respectively. Options are immediately exercisable and generally vest over periods ranging from one to five years and expire ten years from the date of grant. Unvested common shares obtained upon early exercise of options are subject to repurchase by the Company at the original issue price. At December 31, 2002 and 2003, 236,109 and 237,963 shares issued from the early exercise of unvested options were subject to repurchase by the Company, respectively.

      A summary of stock option activity is as follows:

		Weighted-
		Average Exercise
	Shares	Price

Outstanding at December 31, 2000	395,057	0.18
Granted	646,570	0.85
Exercised	(260,765)	0.20
Cancelled	(1,437)	0.70

Outstanding at December 31, 2001	779,425	0.72
Granted	246,699	1.43
Exercised	(327,494)	0.74

Cancelled	(11,004)	1.12
Outstanding at December 31, 2002	687,626	0.96
Granted	2,130,645	1.59
Exercised	(416,491)	0.89
Cancelled	(39,023)	1.81

Outstanding at December 31, 2003	2,362,757	1.52

      A summary of stock options outstanding as of December 31, 2003 is as follows:

		Weighted-	Weighted-
	Options	Average Remaining	Average Exercise
Exercise Prices	Outstanding	Life in Years	Price

$0.70-$1.05	1,673,169	9.0	$0.88
$1.225-$1.75	128,597	9.9	1.68
$2.10	40,212	8.5	2.10
$3.50	520,779	10.0	3.50

	2,362,757

      As of December 31, 2002 and 2003, respectively, all options outstanding are exercisable, and 37,249 and 802,770 shares remain available for future grant under the Plan.

      In connection with the granting of employee stock options during 2003, the Company recorded deferred compensation of approximately $10,513,000, representing the difference between the exercise price and the fair value of the Company’s common stock on the date of grant. Deferred compensation is being amortized over the vesting period of the options resulting in stock-based compensation expense of approximately $1,866,000 for the year ended December 31, 2003.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

      For the years ended December 31, 2001, 2002 and 2003, the Company granted a total of 141,425, 4,998 and 4,998, respectively, in stock options to certain consultants.

Shares Reserved for Future Issuance

      Common stock reserved for future issuance at December 31, 2002 and 2003 are as follows:

	December 31,	December 31,
	2002	2003

Conversion of redeemable convertible and convertible preferred stock	5,599,476	19,740,759
Stock options issued and outstanding	687,626	2,362,757
Authorized for future option grants	37,249	802,770
Stock warrants	80,025	80,738

	6,404,376	22,987,024

11. 401(k) Plan

      The Company maintains a defined contribution 401(k) plan available to eligible employees. Employee contributions are voluntary and are determined on an individual basis, limited to the maximum amount allowable under federal tax regulations. The Company, at its discretion, may make certain contributions to the 401(k) plan. However, through December 31, 2003, no such contributions have been made.

12. Income Taxes

      Significant components of the Company’s net deferred tax assets as of December 31, 2002 and 2003 are shown below. A valuation allowance has been recognized as realization of such assets is uncertain. The valuation allowance changed by $4,209,000, $5,933,000 and $9,097,000 in 2001, 2002 and 2003, respectively, primarily due to operating loss carryforwards and research and development tax credits for which management does not believe the benefit is more likely than not of being realized.

	December 31,

	2002	2003

Deferred tax assets:
Net operating loss carryforwards	$9,735,000	$16,548,000
Research and development credits	1,644,000	2,472,000
Capitalized research and development	1,098,000	1,732,000
Other, net	96,000	918,000

Total deferred tax assets	12,573,000	21,670,000
Valuation allowance	(12,573,000)	(21,670,000)

Net deferred tax assets	$—	$—

      As of December 31, 2003, the Company has federal and state tax net operating loss carryforwards of approximately $44,972,000 and $21,891,000 respectively. The federal and state tax loss carryforwards will begin expiring in 2012 and 2007, respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of approximately $2,055,000 and $641,000, respectively. The federal research and development credit will begin to expire in 2019 unless previously utilized. The California research and development credits do not expire.

      Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company’s net operating loss and credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% has occurred within a three-year period.

SANTARUS, INC.
(a development stage company)

NOTES TO FINANCIAL STATEMENTS — (Continued)

13. Related Party Transactions

      The Chairman of the Board of Directors (“the Chairman”), who was also an officer of and a consultant to the Company, is a general partner of a venture capital firm, which owns an equity interest in the Company. In March 1999, he received 142,855 shares of the Company’s common stock for a $25,000 note (see Note 10). In 2000 and 2001, he received options to purchase 112,856 and 135,713 shares of the Company’s common stock, respectively. In January 2002, he exercised options to purchase 108,571 shares of the Company’s common stock for a $94,000 full recourse note bearing interest of 6% per annum. The principal balance of the note and all accrued interest was forgiven by the Company in 2002.

      In 2001, the Company paid the venture capital firm approximately $168,000 as compensation for its services. In 2002 and 2003, the Company paid the Chairman approximately $112,000 and $76,000, respectively, for his consulting services.

      In 2000 and 2001, the Company issued short-term subordinated convertible notes and warrants to purchase shares of the Company’s preferred stock to certain board members and principal stockholders of the Company (see Note 6).

14. Subsequent Event

      In February 2004, the Company’s stockholders approved the following:

•	Upon the effectiveness of the Company’s anticipated initial public offering, a reserve of 3,500,000 shares of common stock for the 2004 equity incentive award plan;

•	Upon the effectiveness of the Company’s anticipated initial public offering, a reserve of 400,000 shares of common stock for a new employee stock purchase plan;

•	A 1-for-3.5 reverse stock split of the outstanding common stock; and

•	Upon the effectiveness of the Company’s anticipated initial public offering, the filing of an amended and restated certificate of incorporation to provide for authorized capital stock of 100,000,000 shares of common stock and 10,000,000 shares of undesignated preferred stock.

      The accompanying financial statements give retroactive effect to the 1-for-3.5 reverse stock split for all periods presented.

Until                     , 2004, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. Other Expenses of Issuance and Distribution.

      The following table sets forth the costs and expenses, other than the underwriting discount, payable by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers Inc. filing fee.

Amount to
be Paid

Securities and Exchange Commission registration fee	$13,449
National Association of Securities Dealers Inc. filing fee	9,000
Nasdaq National Market listing fee	100,000
Printing and engraving expenses	225,000
Legal fees and expenses	850,000
Accounting fees and expenses	400,000
Blue sky fees and expenses	20,000
Transfer agent fees and expenses	30,000
Miscellaneous	252,551

Total	$1,900,000

ITEM 14. Indemnification of Directors and Officers.

      As permitted by Section 102 of the Delaware General Corporation Law, we have adopted provisions in our amended and restated certificate of incorporation and amended and restated bylaws that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.

      These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission. Our certificate of incorporation also authorizes us to indemnify our officers, directors and other agents to the fullest extent permitted under Delaware law.

      As permitted by Section 145 of the Delaware General Corporation Law, our bylaws provide that:

•	we may indemnify our directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions;

•	we may advance expenses to our directors, officers and employees in connection with a legal proceeding to the fullest extent permitted by the Delaware General Corporation Law, subject to limited exceptions; and

•	the rights provided in our bylaws are not exclusive.

      Our amended and restated certificate of incorporation, attached as Exhibit 3.1 hereto, and our amended and restated bylaws, attached as Exhibit 3.2 hereto, provide for the indemnification provisions described above and elsewhere herein. In addition, we have entered into separate indemnification agreements, a form of which is attached as Exhibit 10.10 hereto, with our directors and officers which may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements may require us, among other things, to indemnify our officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements also may require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified. In addition, we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances. These indemnification provisions and the indemnification agreements may be sufficiently broad to permit indemnification of our officers and directors for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

      The form of Underwriting Agreement, attached as Exhibit 1.1 hereto, provides for indemnification by the underwriters of us and our officers and directors for specified liabilities, including matters arising under the Securities Act.

ITEM 15.	Recent Sales of Unregistered Securities.

      Since January 1, 2000, we have issued unregistered securities to a limited number of persons as described below. All share amounts and per share prices have been retroactively adjusted to give effect to a 1-for-3.5 reverse stock split of our common stock to be effected before the completion of this offering.

(a) On May 19, 2000, we issued 142,855 shares of our common stock at a fair value of $0.175 per share to the educational fund of a national university in consideration of entering into an exclusive license agreement with us and the grant to us of certain license rights.

(b) From October 23, 2000 to February 1, 2001, we executed subordinated convertible notes in favor of certain existing and new investors. In connection with the issuance of these notes, we issued warrants to purchase 167,896 shares of our Series C convertible preferred stock. Each of these warrants has an exercise price of $2.43 and expires on May 1, 2006. Upon completion of this offering, these warrants will automatically become exercisable for 58,121 shares of our common stock. These warrants had a per share fair value of $1.38 using the Black-Scholes valuation model.

(c) On February 28, 2001, each of the subordinated convertible notes referenced above other than that held by Fog City Fund, LLC was satisfied in full by converting such note into shares of our Series C convertible preferred stock. The note held by Fog City Fund, LLC was repaid in full. In connection with the foregoing conversions the number of shares for which each warrant referenced above is exercisable was set in each case according to the following table:

Shares of Series C
Preferred Stock
Name	Underlying Warrants

Windamere LLC	23,456 (1)
St. Paul Venture Capital V, LLC	70,368
Fog City Fund, LLC	41,152
Hale Family Trust UDT 2/10/86, David F. and Linda C. Hale, Trustees	32,920

(1)	Windamere LLC has exercised this warrant and acquired 23,456 shares of our Series C preferred stock. Upon completion of this offering, these shares of Series C preferred stock will convert into 9,438 shares of our common stock. Upon completion of this offering, the outstanding warrants described above will automatically become exercisable for 58,121 shares of our common stock.

(d) On January 26, 2001, we issued 164,284 shares of our common stock at a fair value of $0.175 per share to the University of Missouri in consideration of entering into an exclusive license agreement with us and the grant to us of certain license rights.

(e) In February and March 2001, we issued 13,701,208 shares of our Series C preferred stock at a price of $2.43 per share to various accredited investors for an aggregate issue price of $33,293,935.

Upon completion of this offering, these shares of Series C preferred stock will convert into 5,513,509 shares of our common stock.

(f) In April, October 2002 and December 2003, we issued warrants to purchase an aggregate of 2,139 shares of our common stock with an exercise price of $1.05, $2.10 and $1.75, respectively, to a foundation for education and medical research in connection with services provided to our Medical Advisory Board by an affiliate of the foundation.

(g) In April, May and June 2003, we issued 43,900,000 shares of our Series D preferred stock at a price of $1.2557 per share to various accredited investors for an aggregate issue price of $55,125,230. Upon completion of this offering, these shares of Series D preferred stock will convert into 12,542,697 shares of our common stock.

(h) In April 30, 2003, we issued a warrant to purchase 20,478 shares of our common stock at an exercise price of $4.395 to a European placement agent for services provided in connection with the sale of our Series D preferred stock.

(i) From time to time we have granted options to purchase our common stock to our directors, employees and consultants. Information regarding these grants is set forth below:

•	From January 1, 2000 to December 31, 2000, we granted options to purchase an aggregate of 316,845 shares of our common stock at an exercise price of $0.175 per share pursuant to our 1998 stock option plan;

•	From January 1, 2001 to December 31, 2001, we granted options to purchase an aggregate of 646,570 shares of our common stock at exercise prices ranging from $0.70 to $1.05 per share pursuant to our 1998 stock option plan;

•	From January 1, 2002 to December 31, 2002, we granted options to purchase an aggregate of 246,699 shares of our common stock at exercise prices ranging from $1.05 to $2.10 per share pursuant to our 1998 stock option plan; and

•	From January 1, 2003 to December 31, 2003, we granted options to purchase an aggregate of 2,130,645 shares of our common stock at exercise prices ranging from $0.70 to $3.50 per share pursuant to our 1998 stock option plan.

      For additional information concerning these transactions, please see “Management — Benefit Plans — 1998 Stock Option Plan” in the prospectus.

      The offers, sales and issuances of the securities described in paragraphs (a), (b), (c), (d), (e), (f) and (h) were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and any warrants issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (a), (b), (c), (d), (e), (f) and (h) were accredited or sophisticated persons and had adequate access, through employment, business or other relationships, to information about us.

      The offers, sales and issuances of the preferred stock described in paragraph (g) were deemed to be exempt from registration under the Securities Act in reliance on Rule 506 of Regulation D in that the issuance of securities to the accredited investors did not involve a public offering. The purchasers of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates issued in such transactions. Each of the recipients of securities in the transactions described in paragraphs (g) were accredited investors under Rule 501 of Regulation D.

      The offers, sales and issuances of the options and common stock described in paragraph (i) were deemed to be exempt from registration under the Securities Act in reliance on Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under such rule. The recipients of such options and common stock were our employees, directors or bona fide consultants and received the securities under our 1998 stock option plan. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions had adequate access, through employment, business or other relationships, to information about us.

ITEM 16. Exhibits and Financial Statement Schedules.

      (a) Exhibits.

Exhibit
Numbers	Exhibit Description

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3.2	Amended and Restated Bylaws to be in effect upon the closing of this offering.
4.1*	Form of Common Stock Certificate.
4.2**	Amended and Restated Investors’ Rights Agreement, dated April 30, 2003, among us and the parties named therein.
4.3**	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated May 19, 2003, among us and the parties named therein.
4.4**†	Stock Restriction and Registration Rights Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri.
4.5**	Form of Series C Preferred Stock Purchase Warrant.
4.6**	Form of Common Stock Purchase Warrant.
4.7**	Warrant to Purchase Shares of Common Stock, dated April 30, 2003, issued to Rockport Venture Securities, LLC.
5.1	Opinion of Latham & Watkins LLP.
10.1**†	Stock Purchase Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri.
10.2**†	Exclusive License Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri.
10.3**†	Amendment No. 1 to Exclusive License Agreement, dated February 21, 2003, between us and The Curators of the University of Missouri.
10.4†	License Agreement, dated June 27, 2002, among us, TAP Pharmaceutical Products Inc. and Takeda Chemical Industries, Ltd.
10.5**†	Omeprazole Supply Agreement, dated September 25, 2003, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A.
10.6**†	Manufacturing and Supply Agreement dated, December 19, 2003, between us and Patheon Inc.
10.7**†	Capital Reimbursement Agreement dated, December 19, 2003, between us and Patheon Inc.
10.8**	Office Building Lease, dated August 24, 2001, between us and Torrey View Associates LP.
10.9**	Irrevocable Stand-by Letter of Credit, dated August 24, 2001, issued by UBS PaineWebber Inc.
10.10**#	Form of Indemnification Agreement between us and each of our directors and officers.
10.11**#	1998 Stock Option Plan.
10.12#	2004 Equity Incentive Award Plan.
10.13#	Employee Stock Purchase Plan.
10.14#	Employment Agreement between us and Gerald T. Proehl.
10.15#	Employment Agreement between us and Debra P. Crawford.
10.16#	Employment Agreement between us and William C. Denby, III.
10.17#	Employment Agreement between us and Warren E. Hall.
10.18#	Employment Agreement between us and Bonnie Hepburn, M.D.

Exhibit
Numbers	Exhibit Description

10.19#	Employment Agreement between us and Julie A. DeMeules.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1**	Power of attorney.

*	To be included by amendment.

**	Previously filed.

#	Indicates management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.

ITEM 17. Undertakings.

      The undersigned hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions described in Item 14 or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      We hereby undertake that:

1. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

2. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, as amended, we have duly caused this Amendment No. 2 to Registration Statement (No. 333-111515) to be signed on our behalf by the undersigned, thereunto duly authorized, in San Diego, California, on March 9, 2004.

SANTARUS, INC.

By:	/s/ GERALD T. PROEHL

Gerald T. Proehl
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 2 to Registration Statement (No. 333-111515) has been signed by the following persons in the capacities and on the dates indicated:

Name		Title	Date

/s/ GERALD T. PROEHL Gerald T. Proehl		President and Chief Executive Officer, and Director (Principal Executive Officer)	March 9, 2004

/s/ DEBRA P. CRAWFORD Debra P. Crawford		Senior Vice President, Chief Financial Officer, Treasurer and Secretary (Principal Financial and Accounting Officer)	March 9, 2004

* David F. Hale		Chairman of the Board	March 9, 2004

* Rodney A. Ferguson, J.D., Ph.D.		Director	March 9, 2004

* Maxine Gowen, Ph.D.		Director	March 9, 2004

* Michael E. Herman		Director	March 9, 2004

* Arthur J. Klausner		Director	March 9, 2004

* Frederik Vincent van der Have		Director	March 9, 2004

*By:	/s/ GERALD T. PROEHL Gerald T. Proehl Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit
Numbers	Exhibit Description

1.1	Form of Underwriting Agreement.
3.1	Amended and Restated Certificate of Incorporation to be in effect upon the closing of this offering.
3.2	Amended and Restated Bylaws to be in effect upon the closing of this offering.
4.1*	Form of Common Stock Certificate.
4.2**	Amended and Restated Investors’ Rights Agreement, dated April 30, 2003, among us and the parties named therein.
4.3**	Amendment No. 1 to Amended and Restated Investors’ Rights Agreement, dated May 19, 2003, among us and the parties named therein.
4.4**†	Stock Restriction and Registration Rights Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri.
4.5**	Form of Series C Preferred Stock Purchase Warrant.
4.6**	Form of Common Stock Purchase Warrant.
4.7**	Warrant to Purchase Shares of Common Stock, dated April 30, 2003, issued to Rockport Venture Securities, LLC.
5.1	Opinion of Latham & Watkins LLP.
10.1**†	Stock Purchase Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri.
10.2**†	Exclusive License Agreement, dated January 26, 2001, between us and The Curators of the University of Missouri.
10.3**†	Amendment No. 1 to Exclusive License Agreement, dated February 21, 2003, between us and The Curators of the University of Missouri.
10.4†	License Agreement, dated June 27, 2002, among us, TAP Pharmaceutical Products Inc. and Takeda Chemical Industries, Ltd.
10.5**†	Omeprazole Supply Agreement, dated September 25, 2003, among us, InterChem Trading Corporation and Union Quimico Farmaceutica, S.A.
10.6**†	Manufacturing and Supply Agreement, dated December 19, 2003, between us and Patheon Inc.
10.7**†	Capital Reimbursement Agreement, dated December 19, 2003, between us and Patheon Inc.
10.8**	Office Building Lease, dated August 24, 2001, between us and Torrey View Associates LP.
10.9**	Irrevocable Stand-by Letter of Credit, dated August 24, 2001, issued by UBS PaineWebber Inc.
10.10**#	Form of Indemnification Agreement between us and each of our directors and officers.
10.11**#	1998 Stock Option Plan.
10.12#	2004 Equity Incentive Award Plan.
10.13#	Employee Stock Purchase Plan.
10.14#	Employment Agreement between us and Gerald T. Proehl.
10.15#	Employment Agreement between us and Debra P. Crawford.
10.16#	Employment Agreement between us and William C. Denby, III.
10.17#	Employment Agreement between us and Warren E. Hall.
10.18#	Employment Agreement between us and Bonnie Hepburn, M.D.
10.19#	Employment Agreement between us and Julie A. DeMeules.
23.1	Consent of Ernst & Young LLP, independent auditors.
23.2	Consent of Latham & Watkins LLP (included in Exhibit 5.1).
24.1**	Power of attorney.

*	To be included by amendment.

**	Previously filed.

#	Indicates management contract or compensatory plan.

†	Application has been made to the Securities and Exchange Commission to seek confidential treatment of certain provisions. Omitted material for which confidential treatment has been requested has been filed separately with the Securities and Exchange Commission.